UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): August 31, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532
(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

The information set forth below under Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On August 31, 2012, Ashland Inc. ("Ashland") entered into a $350.0 million accounts receivable securitization facility (the "Securitization Facility") pursuant to (i) a Sale Agreement, among Ashland and certain of its direct and indirect subsidiaries (each an "Originator" and collectively, the "Originators") and CVG Capital III LLC, a wholly-owned "bankruptcy remote" special purpose subsidiary of the Originators ("CVG") and (ii) a Transfer and Administration Agreement, among CVG, each Originator, Ashland, as Master Servicer, certain Conduit Investors, Uncommitted Investors, Letter of Credit Issuers, Managing Agents, Administrators and Committed Investors, and The Bank of Nova Scotia, as agent for various secured parties (the "Agent").

Under the Sale Agreement, each Originator will sell, on an ongoing basis, substantially all of its accounts receivable, certain related assets and the right to the collections on those accounts receivable to CVG.

Under the terms of the Transfer and Administration Agreement, CVG may, from time to time, obtain up to $350.0 million (in the form of cash or letters of credit for the benefit of Ashland and its subsidiaries) from the Conduit Investors, the Uncommitted Investors and/or the Committed Investors (together the "Investors") through the sale of an undivided interest in such accounts receivable, related assets and collections. The Transfer and Administration Agreement has a term of three years but is extendable at the discretion of the Investors. The Transfer and Administration Agreement contains various customary affirmative and negative covenants, and it also contains customary default and termination provisions which provide for acceleration of amounts owed under the Transfer and Administration Agreement upon the occurrence of certain specified events with respect to CVG or the Originators, including, but not limited to, the failure to pay interest ("yield") and other amounts due, defaults on certain indebtedness, certain judgments, insolvency events, change in control, breach of certain financial covenants and breach of certain financial ratios designed to capture events negatively affecting the overall credit quality of the accounts receivable purchased by CVG.

Ashland has provided to the Investors a customary Parent Undertaking pursuant to which Ashland has agreed to guaranty the performance by the other Originators of their obligations under the Sale Agreement and the Transfer and Administration Agreement. As is customary for such parent undertakings, Ashland's liability specifically excludes the bad debt or the uncollectability of any accounts receivable purchased by CVG.

Pursuant to the Transfer and Administration Agreement, the yield paid by CVG will usually be based on (i) with respect to Conduit Investors, the rate for commercial paper issued by the Conduit Investors plus a margin or (ii) for all other Investors, the 30 day LIBOR rate plus a

margin.   Different yield rates apply if CVG is in default, if accurate LIBOR rates are not available or if the Investors make fundings below a minimum size or on short notice.   CVG will also be required to pay a facility fee, various letter of credit fees and agency fees.   The $350.0 million of availability under the Securitization Facility was fully drawn at closing, and the proceeds were used to pay down certain amounts outstanding under Ashland's term loan B notes issued pursuant to its senior secured credit facility, dated August 23, 2011 (the "Senior Secured Credit Facility").

Ashland will account for the Securitization Facility as a secured borrowing for accounting purposes and will treat the Securitization Facility as indebtedness for federal income tax purposes. Fundings under the Transfer and Administration Agreement will be repaid as accounts receivable are collected, with new fundings being advanced (through daily reinvestments) as new accounts receivable are originated by the Originators and sold to CVG, with settlement generally occurring monthly. CVG has the option to reduce the commitments under the Transfer and Administration Agreement pursuant to certain notice periods. Once sold to CVG, the accounts receivable, related assets and rights to collection described above will be separate and distinct from each Originator's own assets and will not be available to its creditors should such Originator become insolvent. Substantially all of CVG's assets have been pledged to the Agent in support of its obligations under the Transfer and Administration Agreement. In addition, the Originators' equity interests in CVG have been pledged to the lenders under the Senior Secured Credit Facility.

The foregoing summary of the Transfer and Administration Agreement, the Sale Agreement and the Parent Undertaking is qualified in its entirety by reference to the text of such agreements, which are filed as Exhibits 10.1, 10.2 and 10.3 hereto respectively and are incorporated herein by reference.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any

forward-looking statements made in this Form 8-K or otherwise except as required by securities or other applicable law.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
10.1	Transfer and Administration Agreement, dated as of August 31, 2012, among CVG Capital III LLC, Ashland Inc., Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC, and each other entity from time to time party thereto as an Originator, as Originators, Ashland Inc., as initial Master Servicer, each of Liberty Street Funding LLC, Market Street Funding LLC and Gotham Funding Corporation, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer, a Managing Agent and a Committed Investor, The Bank of Nova Scotia as Structuring Agent and The Various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators From Time to Time Parties thereto.
10.2	Sale Agreement, dated as of August 31, 2012, among Ashland Inc., Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC and CVG Capital III LLC.
10.3	Parent Undertaking, dated as of August 31, 2012, by Ashland Inc. in favor of The Bank of Nova Scotia and the Secured Parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

Date: September 7, 2012

/s/ Peter J. Ganz

Peter J. Ganz
Senior Vice President and
General Counsel

Exhibit Index

Exhibit   Description

10.1   Transfer and Administration Agreement, dated as of August 31, 2012, among CVG Capital III LLC, Ashland Inc., Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC, and each other entity from time to time party thereto as an Originator, as Originators, Ashland Inc., as initial Master Servicer, each of Liberty Street Funding LLC, Market Street Funding LLC and Gotham Funding Corporation, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer, a Managing Agent and a Committed Investor, The Bank of Nova Scotia as Structuring Agent and The Various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators From Time to Time Parties thereto.

10.2   Sale Agreement, dated as of August 31, 2012, among Ashland Inc., Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC and CVG Capital III LLC.

10.3   Parent Undertaking, dated as of August 31, 2012, by Ashland Inc. in favor of The Bank of Nova Scotia and the Secured Parties.

EXHIBIT 10.1

TRANSFER AND ADMINISTRATION AGREEMENT

Dated as of August 31, 2012

by and among

CVG CAPITAL III LLC,

ASHLAND INC., HERCULES INCORPORATED, AQUALON COMPANY, ISP TECHNOLOGIES INC., ISP SYNTHETIC ELASTOMERS LLC,

and each other entity from time to time party hereto
as an Originator, as Originators

ASHLAND INC.,
as initial Master Servicer,

LIBERTY STREET FUNDING LLC,
MARKET STREET FUNDING LLC and
GOTHAM FUNDING CORPORATION,
as Conduit Investors and Uncommitted Investors

THE BANK OF NOVA SCOTIA,
as Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor

PNC BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor

SUNTRUST BANK,
as a Letter of Credit Issuer, a Managing Agent and a Committed Investor

THE BANK OF NOVA SCOTIA,
as Structuring Agent

and

THE VARIOUS INVESTOR GROUPS, MANAGING AGENTS, LETTER OF CREDIT ISSUERS AND ADMINISTRATORS FROM TIME TO TIME PARTIES HERETO

TABLE OF CONTENTS

TABLE OF CONTENTS
(cont'd)

TABLE OF CONTENTS

TABLE OF CONTENTS

Exhibits

This **TRANSFER AND ADMINISTRATION AGREEMENT** (this "Agreement"), dated as of August 31, 2012, by and among:

(1)   **CVG CAPITAL III LLC**, a Delaware limited liability company (the "SPV");

(2)   **ASHLAND INC.**, a Kentucky corporation ("Ashland"), **HERCULES INCORPORATED**, a Delaware corporation ("Hercules"), **AQUALON COMPANY**, a Delaware general partnership ("Aqualon"), **ISP TECHNOLOGIES INC.**, a Delaware corporation ("ISP Technologies"), **ISP SYNTHETIC ELASTOMERS LLC**, a Delaware limited liability company ("ISP Elastomers") and each other entity from time to time party hereto as an "Originator" pursuant to a joinder agreement substantially in the form of Exhibit E hereto (each, an "Originator" and collectively, the "Originators");

(3)   **ASHLAND INC.**, a Kentucky corporation, as initial Master Servicer;

(4)   **LIBERTY STREET FUNDING LLC**, a Delaware limited liability company ("Liberty Street") **MARKET STREET FUNDING, LLC,** a Delaware limited liability company ("Market Street") and **GOTHAM FUNDING CORPORATION,** a Delaware corporation ("Gotham"), as Conduit Investors and Uncommitted Investors;

(5)   **THE BANK OF NOVA SCOTIA**, ("Scotiabank"), as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor;

(6)   **PNC BANK, NATIONAL ASSOCIATION** ("PNC"), as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor;

(7)   **THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.** ("BTMU"), as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor;

(8)   **SUNTRUST BANK** ("SunTrust"), as a Letter of Credit Issuer, a Managing Agent and a Committed Investor; and

(9)   the various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators from time to time parties hereto.

ARTICLE I

DEFINITIONS

SECTION 1.1 <u>Certain Defined Terms</u>. As used in this Agreement, the following terms shall have the following meanings:

"<u>Administrators</u>" means the Liberty Street Administrator, the Market Street Administrator, the Gotham Administrator and any other Person that becomes a party to this Agreement as an "<u>Administrator</u>".

"<u>Adverse Claim</u>" means a Lien on any Person's assets or properties in favor of any other Person; *provided* that "Adverse Claim" shall not include any "precautionary" financing statement filed by any Person not evidencing any such Lien.

"<u>Affected Assets</u>" means, collectively, (a) the Receivables, (b) the Related Security, (c) with respect to any Receivable, all rights and remedies of the SPV under the First Tier Agreement, together with all financing statements filed by the SPV against the Originators in connection therewith, and (d) all proceeds of the foregoing.

"<u>Affiliate</u>" means, as to any Person, any other Person which, directly or indirectly, owns, is in control of, is controlled by, or is under common control with such Person, in each case whether beneficially, or as a trustee, guardian or other fiduciary. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the other Person, whether through the ownership of voting securities or membership interests, by contract, or otherwise.

"<u>Agent</u>" means Scotiabank, in its capacity as agent for the Secured Parties, and any successor thereto appointed pursuant to <u>Article X</u>.

"<u>Agents</u>" means, collectively, the Managing Agents and the Agent.

"<u>Agent-Related Persons</u>" means, with respect to any Managing Agent or the Agent, such Person together with its Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and their respective Affiliates.

"<u>Aggregate Unpaid Balance</u>" means, as of any date of determination, the sum of the Unpaid Balances of all Receivables which constitute Eligible Receivables as of such date of determination.

"<u>Aggregate Unpaids</u>" means, at any time, an amount equal to the sum of (a) the aggregate unpaid Yield accrued and to accrue through the end of all Rate Periods (or calendar month for Portions of Investment with daily Rate Periods) in existence at such time, (b) the Net Investment at such time and (c) all other amounts owed (whether or not then due and payable) hereunder and under the other Transaction Documents by the SPV and each Originator to the Agent, the Managing Agents, the Administrators, the Investors or the Indemnified Parties at such time.

"Agreement" is defined in the Preamble.

"Alternate Rate" is defined in Section 2.4.

"Applicable Special Designated Obligor Percentage" means initially (i) for Genuine Parts Company, 10% and (ii) for each other Special Designated Obligor, the applicable percentage designated in a written supplement to this Agreement signed by the Agent, each Managing Agent, the Master Servicer and the SPV, each in their sole discretion, by which such Special Designated Obligor is so designated, in each case, as such percentage is modified from time to time pursuant to the terms of this Agreement.

"Ashland" is defined in the Preamble.

"Ashland Credit Agreement" means the Credit Agreement, dated as of August 23, 2011, among Ashland, as borrower, various financial institutions and The Bank of Nova Scotia, as lender, swing line lender, l/c issuer and as administrative agent.

"Asset Interest" is defined in Section 2.1(b).

"Assignment Amount" means, with respect to a Committed Investor at the time of any assignment pursuant to Section 3.1, an amount equal to the least of (a) such Committed Investor's Pro Rata Share of the Net Investment requested by the Uncommitted Investor in its Investor Group to be assigned at such time; (b) such Committed Investor's unused Commitment (minus the sum of (i) the unrecovered principal amount of such Committed Investor's investments in the Asset Interest pursuant to the Program Support Agreement to which it is a party and (ii) such Committed Investor's Pro Rata Share of the applicable Investor Group Percentage of the Letter of Credit Liability); and (c) in the case of an assignment on or after the applicable Conduit Investment Termination Date, an amount equal to (A) the sum of such Committed Investor's Pro Rata Share of the Investor Group Percentage of (i) the aggregate Unpaid Balance of the Receivables (other than Defaulted Receivables), plus (ii) all Collections received by the Master Servicer but not yet remitted by the Master Servicer to the Investors, plus (iii) any amounts in respect of Deemed Collections required to be paid by the SPV at such time minus (B) such Committed Investor's Pro Rata Share of the applicable Investor Group Percentage of the Letter of Credit Liability.

"Assignment and Assumption Agreement" means an Assignment and Assumption Agreement substantially in the form of Exhibit A.

"Assignment Date" is defined in Section 3.1(a).

"Assignment of Claims Acts" means the provisions of United States Code, 31 U.S.C. § 3727 and 41 U.S.C. § 15, and any similar Laws of any other jurisdiction.

"Attributable Indebtedness" means, on any date, but without duplication, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear

on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

"Auto-Extension Letter of Credit" is defined in Section 2.17(b)(iii).

"Available Commitment" means, as of any date of determination, the lesser of (a) the Maximum Commitment and (b) the Net Pool Balance less the Required Reserves.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. §§ 101 et seq.

"Base Rate" is defined in Section 2.4.

"Blocked Account" means an account and any associated lock-box maintained by the SPV at a Blocked Account Bank for the purpose of receiving Collections (other than Collections on Foreign Currency Receivables), set forth in Schedule 4.1(r), or any account added as a Blocked Account pursuant to and in accordance with Section 4.1 (r) and which, if not maintained at and in the name of the Agent, is subject to a Blocked Account Agreement.

"Blocked Account Agreement" means a deposit account control agreement among the SPV, the Agent and a Blocked Account Bank, in form and substance reasonably acceptable to the Agent, including any amendments thereto.

"Blocked Account Bank" means each of the banks set forth in Schedule 4.1(r), as such Schedule 4.1(r) may be modified pursuant to Section 4.1(r).

"BTMU" is defined in Preamble.

"BTMU Investor Group" is defined in the definition of Investor Group.

"Business Day" means any day excluding Saturday, Sunday, any day on which banks in New York, New York or Atlanta, Georgia, are authorized or required by law to close and any day in which the United States bond markets are authorized or required by law to close, and, when used with respect to the determination of any Offshore Rate or any notice with respect thereto, any such day which is also a day for trading by and between banks in United States dollar deposits in the London interbank market.

"Capitalized Lease" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Collateralize" means to pledge and deposit with or deliver to the Agent, for the benefit of the Letter of Credit Issuers and the Investors, as collateral for the Letter of Credit Liability or obligations of Committed Investors to fund participations in respect of Letters of Credit, cash or deposit account balances in Dollars pursuant to documentation in form and substance satisfactory to Agent and the Letter of Credit Issuers. Derivatives of such term have corresponding meanings.

"Change of Control" means:

(a)   the failure of the Originators to own, free and clear of any Adverse Claim (other than the Liens granted to secure obligations under the Ashland Credit Agreement) and on a fully diluted basis, 100% of the membership interests of the SPV;

(b)   the failure of Ashland to own, directly or indirectly, free and clear of any Adverse Claim (other than the Liens granted to secure obligations under the Transaction Documents and obligations under the Ashland Credit Agreement) and on a fully diluted basis, at least 100% of the outstanding shares of voting stock or other equity interests of each other Originator; or

(c)   an event or series of events by which:

(i)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 35% or more of the equity securities of Ashland, entitled to vote for members of the board of directors or equivalent governing body of Ashland, on a fully-diluted basis (and taking into account all such securities that such "person" or "group" has the right to acquire pursuant to any option right);

(ii)   during any period of twenty-four (24) consecutive months, a majority of the members of the board of directors or other equivalent governing body of Ashland ceases to be composed of individuals (A) who were members of that board or equivalent governing body on the first day of such period, (B) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (C) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (B) and clause (C), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors on behalf of or at the direction of the board of directors); or

(iii)   a "change of control" or any comparable term under, and as defined in, the Ashland Credit Agreement or other Indebtedness exceeding $100,000,000 shall have occurred.

"Charged-Off Receivable" means a Receivable (a) as to which the Obligor thereof has become the subject of any Event of Bankruptcy, (b) which has been identified by the SPV, any Originator or the Master Servicer as uncollectible, or (c) which, consistent with the Credit and Collection Policy, would be written off as uncollectible.

"Closing Date" means August 31, 2012.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto.

"Collections" means, with respect to any Receivable, all cash collections and other cash proceeds of such Receivable, including (i) all scheduled interest and principal payments, and any applicable late fees, in any such case, received and collected on such Receivable, (ii) all proceeds received by virtue of the liquidation of such Receivable, net of expenses incurred in connection with such liquidation, (iii) all proceeds received (net of any such proceeds which are required by law to be paid to the applicable Obligor) under any damage, casualty or other insurance policy with respect to such Receivable, (iv) all cash proceeds of the Related Security related to or otherwise attributable to such Receivable, and (v) all Deemed Collections, Repurchase Price amounts and other payments received with respect to such Receivable, but, for the avoidance of doubt, excluding any Excluded Amounts.

"Commercial Paper" means the promissory notes issued or to be issued by a Conduit Investor (or its related commercial paper issuer if such Conduit Investor does not itself issue commercial paper) in the commercial paper market.

"Commitment" means, with respect to each Committed Investor, as the context requires, (a) the commitment of such Committed Investor to make Investments (including Investments funding the reimbursement of each Letter of Credit Issuer for draws on its Letters of Credit) and to pay Assignment Amounts in accordance herewith in an amount not to exceed the amount described in the following clause (b), and (b) the dollar amount set forth opposite such Committed Investor's signature on the signature pages hereof under the heading "Commitment" (or, in the case of a Committed Investor which becomes a party hereto pursuant to an Assignment and Assumption Agreement, as set forth in such Assignment and Assumption Agreement), minus the dollar amount of any Commitment or portion thereof assigned by such Committed Investor pursuant to an Assignment and Assumption Agreement, plus the dollar amount of any increase to such Committed Investor's Commitment consented to by such Committed Investor prior to the time of determination; provided that if the Facility Limit is reduced, the aggregate of the Commitments of all the Committed Investors shall be reduced in a like amount and the Commitment of each Committed Investor shall be reduced in proportion to such reduction.

"Commitment Fee" is defined in the Master Fee Letter.

"Commitment Termination Date" means August 28, 2015, or such later date to which the Commitment Termination Date may be extended by the SPV, the Agent and the Committed Investors (in their sole discretion).

"Committed Investors" means (a) for the Scotiabank Investor Group, the Liberty Street Committed Investors, (b) for the PNC Investor Group, the Market Street Committed Investors,

(c) for the BTMU Investor Group, the Gotham Committed Investors, (d) for the SunTrust Investor Group, the SunTrust Committed Investors and (d) for any other Investor Group, each of the Persons executing this Agreement in the capacity of a "Committed Investor" for such Investor Group in accordance with the terms of this Agreement, and, in each case, successors and permitted assigns.

"Concentration Limits" shall, at any time, be deemed exceeded:

(a)   with respect to each Special Designated Obligor, if the aggregate Unpaid Balance of all Receivables relating to such Special Designated Obligor (together with its subsidiaries and Affiliates) exceeds the Applicable Special Designated Obligor Percentage of the Aggregate Unpaid Balance at such time.

(b)   with respect to each Obligor other than a Special Designated Obligor, if the aggregate Unpaid Balance of all Receivables relating to such Obligor (together with its subsidiaries and Affiliates) exceeds (i) 4.0% of the Aggregate Unpaid Balance at such time or (ii) if higher, the percentage of the Aggregate Unpaid Balance specified below, contingent upon such Obligor's public unsecured debt rating.

Obligor's Public Unsecured Debt Rating (S&P/Moody's)[1]	Concentration Limit
AA-/Aa3 or better	10.0%
A/A2 or better (but below AA-/Aa3)	8.0%
BBB+/Baa1 or better (but below A/A2)	7.0%
BBB-/Baa3 or better (but below BBB+/Baa1)	6.0%
Below BBB-/Baa3 or unrated	4.0%

(c)   if the aggregate Unpaid Balance of all Extended Term Receivables exceeds 20.0% of the Aggregate Unpaid Balance at such time.

"Conduit Assignee" means, with respect to any Conduit Investor, any special purpose entity that finances its activities directly or indirectly through asset backed commercial paper and is administered by a Managing Agent or any of its Affiliates and designated by such Conduit Investor's Managing Agent from time to time to accept an assignment from such Conduit Investor of all or a portion of the Net Investment.

---

[1] The rating of an Obligor will be the lower of any public unsecured debt rating of such Obligor as issued by either S&P or Moody's. If such Obligor has only one rating from either S&P or Moody's, that rating shall be used.

"Conduit Investment Termination Date" means, with respect to any Conduit Investor, the date of the delivery by such Conduit Investor to the SPV of written notice that such Conduit Investor elects, in its sole discretion, to permanently cease to fund Investments hereunder.

"Conduit Investor" means Liberty Street, Market Street, Gotham and any other Person that shall become a party to this Agreement in the capacity as a "Conduit Investor" and any Conduit Assignee of any of the foregoing.

"Contract" means, in relation to any Receivable, any and all contracts, instruments, agreements, leases, invoices, notes, or other writings pursuant to which such Receivable arises or which evidence such Receivable or under which an Obligor becomes or is obligated to make payment in respect of such Receivable.

"CP Rate" is defined in Section 2.4.

"Credit and Collection Policy" means Ashland's credit and collection policy or policies and practices relating to Receivables as in effect on the Closing Date and set forth in Exhibit B, as modified, from time to time, in compliance with Sections 6.1(a)(vii) and 6.2(c).

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Deemed Collections" means any Collections on any Receivable deemed to have been received pursuant to Sections 2.6.

"Deemed Financial Covenants" means any one of the "financial covenants" set forth in Section 7.11 of the Ashland Credit Agreement (or any replacement or successor to such Section or any similar section or sections in any replacement senior credit agreement) as in effect immediately prior to the initial occurrence of any Committed Investor and each of its Affiliates, if applicable, ceasing to be a party to the Ashland Credit Agreement as a lender thereunder.

"Default Rate" means a per annum rate equal to the sum of (a) the Base Rate plus (b) 2.00%.

"Defaulted Receivable" means a Receivable as to which any payment, or part thereof, remains unpaid for 61 days or more from the original due date for such payment.

"Deferred Purchase Price" is defined in the First Tier Agreement.

"Disqualified Equity Interests" has the meaning assigned to such term in the Ashland Credit Agreement.

"Dollar" or "$" means the lawful currency of the United States.

"Downgrade Collateral Account" is defined in Section 3.2(a).

"Downgrade Draw" is defined in Section 3.2(a).

"Eligible Investments" means any of the following investments denominated and payable solely in Dollars: (a) readily marketable debt securities issued by, or the full and timely payment of which is guaranteed by the full faith and credit of, the federal government of the United States, (b) insured demand deposits, time deposits and certificates of deposit of any commercial bank rated "A-1" by S&P, "P-1" by Moody's and "A-1" by Fitch (if rated by Fitch), (c) no load money market funds rated in the highest ratings category by each of the rating agencies (without the "r" symbol attached to any such rating by S&P), and (d) commercial paper of any corporation incorporated under the laws of the United States or any political subdivision thereof, *provided* that such commercial paper is rated "A-1" by S&P, "P-1" by Moody's and "A-1" by Fitch (if rated by Fitch) (without the "r" symbol attached to any such rating by S&P).

"Eligible Receivable" means, at any time, any Receivable:

(a)   which was originated by an Originator in the ordinary course of its business in accordance with its Credit and Collection Policy;

(b)   (i)   with respect to which each of the applicable Originator and the SPV has performed all obligations required to be performed by it thereunder or under any related Contract, including shipment of the merchandise and/or the performance of the services purchased thereunder; (ii) which has been billed to the relevant Obligor; and (iii) which, according to the Contract related thereto, is required to be paid in full within 90 days of the original billing date therefor;

(c)   which satisfies all applicable requirements of the Credit and Collection Policy;

(d)   which has been sold or contributed to the SPV pursuant to (and in accordance with) the First Tier Agreement and to which the SPV has good and marketable title, free and clear of all Adverse Claims;

(e)   the Obligor of which is a United States resident (or, if a corporation or other registered organization, is organized and in existence under the laws of the United States or any state or political subdivision thereof (including Puerto Rico)), is not an Affiliate or employee of any of the parties hereto, and is not an Official Body; *provided* that (i) up to 1.0% of the Aggregate Unpaid Balance may consist of Receivables the Obligors of which are State or municipal governmental entities, (ii) up to 5% of the Aggregate Unpaid Balance may consist of Receivables the Obligors of which are residents of countries other than the United States which are reasonably acceptable to the Agent (or, with respect to corporations or other registered organizations, organized and in existence under the laws of a country other than the United States, which are reasonably acceptable to the Agent, in each case, other than Canada) and, if such Obligor is from one of the fifteen (15) countries with the highest Unpaid Balance of Eligible Receivables, such country shall have a long-term foreign currency rating of at least "BBB-" by S&P and "Baa3" by Moody's, (iii) up to 3% of the Aggregate Unpaid Balance may consist of Receivables the Obligor of which is a corporation or other registered organization organized in Canada so long as all payments are made to a Blocked Account in Canada, and (iv)

to the extent the Obligor of such Receivable is an Official Body, the SPV, the Master Servicer and the Originators shall not be required to comply with any Assignment of Claims Act.

(f) the Obligor of which has been directed to make all payments to a Blocked Account;

(g) which is assignable without the consent of, or notice to, the Obligor thereunder unless such consent has been obtained and is in effect or such notice has been given;

(h) which, together with the related Contract, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor enforceable against such Obligor in accordance with its terms and is not subject to any asserted litigation, dispute, offset, holdback, counterclaim or other defense; *provided* that with respect to offsets and holdbacks only the portion of such Receivable that is the subject of such offset or holdback shall be deemed to be ineligible pursuant to the terms of this clause (h);

(i) which is denominated in Dollars and payable only in Dollars in the United States or Canada;

(j) which is not a Defaulted Receivable;

(k) which is not a Charged-Off Receivable;

(l) which has not been compromised, adjusted or modified (including by the extension of time for payment or the granting of any discounts, allowances or credits); *provided* that only such portion of such Receivable that is the subject of such compromise, adjustment or modification shall be deemed to be ineligible pursuant to the terms of this clause (l);

(m) which is an "account" within the meaning of Article 9 of the UCC of all applicable jurisdictions and is not evidenced by instruments or chattel paper;

(n) which, together with the Contract related thereto, does not contravene in any material respect any Laws applicable thereto (including Laws relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy);

(o) the assignment of which under the First Tier Agreement by the applicable Originator to the SPV and hereunder by the SPV to the Agent does not violate, conflict or contravene any applicable Law or any enforceable contractual or other restriction, limitation or encumbrance unless such consent has been obtained and is in effect;

(p) which (together with the Related Security related thereto) has been the subject of either a valid transfer and assignment from, or the grant of a first priority perfected security interest therein by, the SPV to the Agent, on behalf of the Investors, of all of the SPV's right, title and interest therein, effective until the Final Payout Date (unless repurchased by the SPV at an earlier date pursuant to this Agreement); and

(q)   not more than 35.0% of the Receivables owed by the Obligor of which are Defaulted Receivables at the time of such Receivable's purchase by the SPV.

Notwithstanding the foregoing, Offset Payables shall be excluded from Eligible Receivables and any calculations with respect thereto in all respects at any time.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination; provided that Equity Interests shall not include any securities to the extent constituting "Indebtedness" for purposes of this Agreement.

"ERISA" means the U.S. Employee Retirement Income Security Act of 1974 and any regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" means, with respect to any Person, any corporation, partnership, trust, sole proprietorship or trade or business which, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code or, with respect to any liability for contributions under Section 302(c) of ERISA, Section 414(m) or Section 414(o) of the Code.

"Event of Bankruptcy" means, with respect to any Person, (a) that such Person becomes unable or admits in writing its inability or fails generally to pay its debts as they become due; (b) that any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; (c) that such Person institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or (d) that any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or (e) that any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding.

"Excluded Amounts" is defined in Section 4.1(r).

"Excluded Taxes" means, with respect to the Agent, any Investor, or any other recipient of any payment to be made by or on account of any obligation of the SPV, Originator or the Master Servicer hereunder, (a) income, franchise or similar taxes imposed on (or measured by) all or part of its net income by the United States of America or any State or political subdivision

thereof, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or through which it makes any Investment, provides a Letter of Credit or draw on a Letter of Credit, or receives any payment hereunder, or by any political subdivision of any of the foregoing jurisdictions, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above, (c) any withholding tax that is imposed on amounts payable to such recipient at the time such recipient designates a new office through which it makes any Investment, provides a Letter of Credit or draw on a Letter of Credit), except to the extent that such recipient (or its assignor, if any) was entitled, at the time of designation of such new office (or assignment), to receive additional amounts from the SPV, the Originator or the Master Servicer with respect to such withholding tax pursuant to Section 9.4(a), (d) any withholding tax that is attributable to the recipient's failure to comply with Section 9.4(b), (e) any backup withholding tax (within the meaning of Section 3406 of the Code), (f) any tax or other charge imposed by any jurisdiction solely as a result of one or more present or former connections between the Agent, the relevant Investor, the relevant Letter of Credit Issuer, or any other relevant recipient and such jurisdiction (other than any such connections arising solely from any such person's having executed, delivered or performed its obligations or received a payment under, or enforced, any of the Transaction Documents, (g) any withholding tax that is imposed on amounts payable to a recipient due to the fact that such recipient owns (actually or constructively) ten percent or more of the total combined voting power of all classes of equity interests of the SPV or any Originator or of the stock of any affiliate of the SPV or any Originator and (h) any withholding tax imposed by a member state of the European Union on a payment made on an obligation presented for payment by or on behalf of a recipient of such payment who would have been able to avoid such withholding by presenting the obligation for payment in another member state of the European Union without any undue expense or hardship on the recipient and (i) any United States federal withholding Taxes imposed under FATCA.

"Extended Term Receivable" means any Eligible Receivable with a maturity greater than 60 days but less than 91 days.

"Facility Limit" means at any time the aggregate Commitments then in effect, as such amount may be reduced in accordance with Section 2.16.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

"Federal Funds Rate" is defined in Section 2.4.

"Fee Letter" means either the Master Fee Letter or any L/C Fee Letter, and "Fee Letters" means, collectively, the Master Fee Letter and all such L/C Fee Letters.

"Final Payout Date" means the date, after the Termination Date, on which the Net Investment has been reduced to zero, all accrued Servicing Fees have been paid in full and all other Aggregate Unpaids have been paid in full in cash.

"Financial Covenant" means any one of the "financial covenants" set forth in Section 7.11 of the Ashland Credit Agreement (or any replacement or successor to such Section or any similar section or sections in any replacement senior credit agreement) at such time.

"Financial Covenant Amendment" is defined in Section 6.3.

"Financial Covenant Grace Period" is defined in Section 7.5(f).

"First Tier Agreement" means the Sale Agreement, dated as of the Closing Date, among the Originators and the SPV.

"Foreign Currency Receivable" means a Foreign Receivable denominated in a currency other than Dollars.

"Foreign Receivable" means a Receivable, the Obligor of which is not a United States resident (or, if a corporation or other registered organization, the Obligor of which is not organized and in existence under the laws of the United States or any state or political subdivision thereof).

"Fronting Exposure" means, at any time there is a new Committed Investor that has joined this Agreement via a joinder pursuant to Section 3.4(d) or an assignment pursuant to Section 11.8(b), with respect to the Letter of Credit Issuers, such new Committed Investor's pro rata share of the outstanding amount of the Letter of Credit Liability.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such accounting profession, in effect from time to time.

"Gotham" is defined in the Preamble.

"Gotham Administrator" means BTMU or an Affiliate thereof, as administrator for Gotham, or BTMU or an Affiliate thereof, as administrator for any Conduit Assignee of Gotham.

"Gotham Committed Investor" means each financial institution party to this Agreement as a Gotham Committed Investor.

"Guarantee" means, with respect to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any

other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term "Guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on August 23, 2011 or entered into in connection with any acquisition or disposition of assets permitted under the Ashland Credit Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Honor Date" is defined in Section 2.17(c).

"Immaterial Subsidiary" means as of any date of determination, any Subsidiary that, together with its Subsidiaries on a consolidated basis, during (or, in the case of assets, as of the last day of) the twelve months preceding such date of determination accounts for (or to which may be attributed) 2.5% or less of the net income or assets (determined on a consolidated basis) of Ashland and its Subsidiaries during (or, in the case of assets, as of the last day of) such twelve month period; *provided* that, as of any date of determination, the aggregate consolidated net income or assets for all Immaterial Subsidiaries during (or, in the case of assets, as of the last day) of the twelve months preceding such date of determination shall not exceed 5.0% of the total net income or assets of Ashland and its Subsidiaries during (or, in the case of assets, as of the last day of) such twelve month period.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c)   net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business, (ii) any earn-out or similar obligation until such obligation appears in the liabilities section of the balance sheet of such Person and (iii) any earn-out or similar obligation that appears in the liabilities section of the balance sheet of such Person to the extent that (A) such Person is indemnified for the payment thereof by a solvent Person or (B) amounts to be applied to the payment therefor are in escrow);

-14-

(e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)   all Attributable Indebtedness of such Person and all obligations of such Person under any Receivables Facility (but excluding intercompany obligations owed by a special purpose finance subsidiary (including the SPV) to Ashland or any other Subsidiary of Ashland in connection therewith);

(g)   all Disqualified Equity Interests in such Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation, limited liability company or other entity the obligations of which are not, by operation of law, the joint or several obligations of the holders of its Equity Interests) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. Notwithstanding the foregoing, the principal amount outstanding at any time of any Indebtedness issued with original issue discount shall be the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof.

"Indemnified Amounts" is defined in Section 9.1.

"Indemnified Parties" is defined in Section 9.1.

"Interest Component" means, at any time of determination for any Conduit Investor, the aggregate Yield accrued and to accrue through the end of the current Rate Period for the Portion of Investment accruing Yield calculated by reference to the CP Rate at such time (determined for such purpose using the CP Rate most recently determined by its Administrator).

"Investment" is defined in Section 2.2(a).

"Investment Date" is defined in Section 2.3(a).

"Investment Request" means each request substantially in the form of Exhibit C.

"Investor(s)" means the Conduit Investors, the Committed Investors and/or the Uncommitted Investors, as the context may require.

"Investor Group" means each of the following groups of Investors:

(a)　　　Liberty Street, any Conduit Assignee thereof, Scotiabank, as Administrator and Managing Agent, and the Liberty Street Committed Investors from time to time party hereto (the "Scotiabank Investor Group");

(b)　　　Market Street, any Conduit Assignee thereof, PNC, as Administrator and Managing Agent, and the Market Street Committed Investors from time to time party hereto (the "PNC Investor Group");

(c)　　　Gotham, any Conduit Assignee thereof, BTMU, as Administrator and Managing Agent, and the Gotham Committed Investors from time to time party hereto (the "BTMU Investor Group");

(d)　　　SunTrust, as Managing Agent, and the SunTrust Committed Investors from time to time party hereto (the "SunTrust Investor Group"); and

(e)　　　any Conduit Investor, if applicable, its Administrator, if applicable, Managing Agent and the related Committed Investors from time to time party hereto.

"Investor Group Percentage" means, for any Investor Group, the percentage equivalent (carried out to five decimal places) of a fraction the numerator of which is the aggregate amount of the Commitments of all Committed Investors in that Investor Group and the denominator of which is the sum of such numerators for each of the Investor Groups.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

"Issuer Documents" means, with respect to any Letter of Credit, the L/C Request, the Letter of Credit Application, and any other document, agreement and instrument entered into by a Letter of Credit Issuer and the SPV or in favor of such Letter of Credit Issuer and relating to any such Letter of Credit.

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as an Investment. All L/C Borrowings shall be denominated in Dollars.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

"L/C Fee Letter" means any confidential letter agreement among the SPV, Ashland and a Letter of Credit Issuer for the Letter of Credit Fees pursuant to Section 2.5(b).

"L/C Issuance Date" is defined in Section 2.17(b).

"L/C Request" means each request substantially in the form of Exhibit D.

"Law" means any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree, judgment or award of any Official Body.

"Letter of Credit" means a standby letter of credit substantially in the form of Exhibit I (as such form may be modified from time to time by a Letter of Credit Issuer in accordance with its standard business practices) issued by a Letter of Credit Issuer pursuant to Section 2.17 either as originally issued or as the same may, from time to time, be amended or otherwise modified or extended.

"Letter of Credit Application" means an application and agreement for a standby letter of credit by and between the SPV and a Letter of Credit Issuer in a form acceptable to such Letter of Credit Issuer (and customarily used by it in similar circumstances) and conformed to the terms of this Agreement, either as originally executed or as it may from time to time be supplemented, modified, amended, renewed, or extended; *provided* that, to the extent that the terms of such Letter of Credit Application are inconsistent with the terms of this Agreement, the terms of this Agreement shall control.

"Letter of Credit Expiration Date" means the earlier of (a) the day that is thirty (30) days prior to the Commitment Termination Date (or, if such day is not a Business Day, the next preceding Business Day) and (b) the Termination Date specified in clauses (a), (b), or (d) of the definition thereof.

"Letter of Credit Fees" is defined in Section 2.5(b).

"Letter of Credit Issuer" means Scotiabank, PNC, BTMU, SunTrust or any other Investor or Affiliate of Scotiabank, PNC, BTMU, SunTrust or such other Investor so designated, and which accepts such designation, by the SPV, and which is approved by the Agent (such approval not to be unreasonably withheld, conditioned or delayed).

"Letter of Credit Liability" means the aggregate amount of the undrawn face amount of all outstanding Letters of Credit plus the amount drawn under Letters of Credit for which the Letter of Credit Issuers and the Investors, or any one or more of them, have not yet received payment or reimbursement (in the form of a conversion of such liability to Investments, or otherwise). For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Letter of Credit Sublimit" means, at any time, an amount equal to $350,000,000.

"Liberty Street" is defined in the Preamble.

"Liberty Street Administrator" means Scotiabank or an Affiliate thereof, as administrator for Liberty Street, or Scotiabank or an Affiliate thereof, as administrator for any Conduit Assignee of Liberty Street.

"Liberty Street Committed Investor" means each financial institution party to this Agreement as a Liberty Street Committed Investor.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or

preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing).

"Majority Investors" means, at any time, those Committed Investors that hold Commitments aggregating in excess of 66 2/3% of the Facility Limit as of such date (or, if the Commitments shall have been terminated, the Investors whose aggregate pro rata shares of the Net Investment exceed 66 2/3% of the Net Investment).

"Managing Agent" means, with respect to any Investor Group, the Person acting as Managing Agent for such Investor Group and designated as such on the signature pages hereto or in any Assignment and Assumption Agreement for such Investor Group under this Agreement, and each of its successors and assigns.

"Market Street" is defined in the Preamble.

"Market Street Administrator" means PNC or an Affiliate thereof, as administrator for Market Street, or PNC or an Affiliate thereof, as administrator for any Conduit Assignee of Market Street.

"Market Street Committed Investor" means each financial institution party to this Agreement as a Market Street Committed Investor.

"Master Fee Letter" means the confidential letter agreement among the SPV, Ashland and the Managing Agents for the Investor Groups.

"Master Servicer" is defined in Section 7.1.

"Master Servicer Default" is defined in Section 7.5.

"Master Servicer Indemnified Amounts" is defined in Section 9.2.

"Master Servicer Indemnified Parties" is defined in Section 9.2.

"Master Servicer Report" means a report, in substantially the form attached hereto as Exhibit F or in such other form as is mutually agreed to by the SPV, the Master Servicer and the Agent, furnished by the Master Servicer pursuant to Section 2.8.

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that materially and adversely affects (a) the collectability of a material portion of the Receivables, (b) the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) of the SPV individually or Ashland and its consolidated Subsidiaries (taken as a whole), (c) the ability of the SPV, the Master Servicer or any of the Originators to perform its respective obligations under the Transaction Documents to which it is a party, or (d) the rights of or benefits available to the Agent, the Managing Agents or the Investors under the Transaction Documents.

"Material Subsidiary" means any Subsidiary that is not an Immaterial Subsidiary.

"Maximum Commitment" means, as of any date of determination, the sum of the maximum Commitments of all Committed Investors hereunder.

"Maximum Net Investment" means, at any time, an amount equal to the aggregate Commitments of the Committed Investors (which Commitment shall be divided by 1.02 for each Committed Investor that has a related Conduit Investor) and rounded down to the nearest $1,000.

"Moody's" means Moody's Investors Service, Inc., or any successor that is a nationally recognized statistical rating organization.

"Multiemployer Plan" is defined in Section 4001(a)(3) of ERISA.

"Net Investment" at any time means (a) the sum of (i) the cash amounts paid to the SPV pursuant to Sections 2.2 and 2.3, together with the amount of any funding under a Program Support Agreement allocated to the Interest Component at the time of such funding and (ii) without duplication, the Letter of Credit Liability less (b) the aggregate amount of Collections theretofore received and applied to reduce such Net Investment pursuant to Section 2.12; *provided* that the Net Investment shall be restored and reinstated in the amount of any Collections so received and applied if at any time the distribution of such Collections is rescinded or must otherwise be returned for any reason; and *provided further* that the Net Investment shall be increased by the amount described in Section 3.1(b) as described therein.

"Net Pool Balance" means, at any time, (a) the Aggregate Unpaid Balance at such time, minus (b) for each category of Receivables subject to a Concentration Limit, the amount by which the Unpaid Balances of any Eligible Receivable or category of Eligible Receivables exceeds the applicable Concentration Limits set forth in the definition of "Concentration Limit".

"Non-Extension Notice Date" is defined in Section 2.17(b)(iii).

"Non-Originator Receivable" means, any Receivable or other obligation owed to a Person not constituting an Originator.

"NRSRO" means a nationally recognized statistical rating organization, as determined from time to time by the U.S. Securities and Exchange Commission.

"Obligor" means, with respect to any Receivable, the Person obligated to make payments in respect of such Receivable pursuant to a Contract.

"Official Body" means any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or arbitrator, or any accounting board or authority (whether or not a part of government) which is responsible for the establishment or interpretation of national or international accounting principles, in each case whether foreign or domestic.

"Offset Payables" means an amount equal to 8.0% of the Unpaid Balance of all Receivables as of such date of determination; provided that (i) such percentage shall be reduced to 6.5% upon receipt by each Managing Agent of a report covering certain agreed-upon

procedures in accordance with Schedule 6.1(a), which report shall be satisfactory to the Managing Agents in their sole discretion and (ii) in connection with their receipt of each annual audit received pursuant to Section 6.1(a)(i)(B), the Managing Agents in their reasonable credit judgment and after evaluation of the results of such audit may increase such percentage to an amount not to exceed 8.0% so long as (x) such increase is approved by the Majority Investors and (y) the Agent has provided the SPV and the Master Servicer with at least ten (10) Business Days' advance notice of such increase.

"Offshore Rate" is defined in Section 2.4.

"Originator" is defined in the Preamble.

"Parent Undertaking" means the Parent Undertaking, dated as of the date hereof, executed by Ashland in favor of the Agent for the benefit of itself and the Secured Parties.

"Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Plan) and to which any Originator, the SPV or an ERISA Affiliate of any of them may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

"Person" means an individual, partnership, limited liability company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture, firm, enterprise, Official Body or any other entity.

"PNC" is defined in Preamble.

"PNC Investor Group" is defined in the definition of Investor Group.

"Portion of Investment" is defined in Section 2.4(a).

"Potential Termination Event" means an event which but for the lapse of time or the giving of notice, or both, would constitute a Termination Event.

"Program Fee" is defined in the Master Fee Letter.

"Program Support Agreement" means and includes, with respect to any Conduit Investor, any agreement entered into by any Program Support Provider providing for the issuance of one or more letters of credit for the account of the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor), the issuance of one or more surety bonds for which the Conduit Investor (or such related issuer) is obligated to reimburse the applicable Program Support Provider for any drawings thereunder, the sale by the Conduit Investor (or such related issuer) to any Program Support Provider of the Asset Interest (or portions thereof or participations therein) and/or the making of loans and/or other extensions of credit to the Conduit Investor (or such related issuer) in connection with its commercial paper program, together with any letter of credit, surety bond or other instrument issued thereunder.

"Program Support Provider" means and includes, with respect to any Conduit Investor, any Person now or hereafter extending credit or having a commitment to extend credit to or for the account of, or to make purchases from, the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor) or issuing a letter of credit, surety bond or other instrument to support any obligations arising under or in connection with the Conduit Investor's (or such related issuer's) commercial paper program.

"Pro Rata Share" means, with respect to a Committed Investor and a particular Investor Group at any time, the Commitment of such Committed Investor, divided by the sum of the Commitments of all Committed Investors in such Investor Group (or, if the Commitments shall have been terminated, its pro rata share of the Net Investment funded by such Investor Group).

"Rate Period" is defined in Section 2.4.

"Rate Type" is defined in Section 2.4.

"Receivable" means any right to payment owed by any Obligor or evidenced by a Contract arising in connection with the sale of goods or the rendering of services by an Originator or any right of an Originator or the SPV to payment from or on behalf of an Obligor, in respect of any scheduled payment of interest, principal or otherwise under a Contract, or any right to reimbursement for funds paid or advanced by an Originator or the SPV on behalf of an Obligor under such Contract, whether constituting an account, chattel paper, instrument, payment intangible, or general intangible, (whether or not earned by performance), together with all supplemental or additional payments required by the terms of such Contract with respect to insurance, maintenance, ancillary products and services and any other specific charges (including the obligation to pay any finance charges, fees and other charges with respect thereto); provided that the term "Receivable" shall not include any of the foregoing items to the extent owed to an Originator by an Affiliate of such Originator.

"Receivables Facilities" means, collectively, (a) the transaction contemplated by this Agreement and the First Tier Agreement; (b) any successor trade receivables securitization facility which refinances and replaces all or part of the transaction referenced in clause (a) above; or (c) any one or more other trade receivables securitization financings of Ashland, any other Originator or any Subsidiary thereof.

"Recipient" is defined in Section 2.10.

"Records" means all Contracts and other documents, purchase orders, invoices, agreements, books, records and any other media, materials or devices for the storage of information (including tapes, disks, punch cards, computer programs and databases and related property) maintained by the SPV, any Originator or the Master Servicer with respect to the Receivables, any other Affected Assets or the Obligors.

"Register" is defined in Section 11.8(h).

"Reinvestment" is defined in Section 2.2(b).

"Reinvestment Period" means the period commencing on the Closing Date and ending on the Termination Date.

"Related Committed Investor" means, with respect to any Uncommitted Investor, the Committed Investors in such Uncommitted Investor's Investor Group.

"Related Security" means, with respect to any Receivable, all of the SPV's rights, title and interest in, to and under:

(a)   any Returned Goods and documentation or title evidencing the shipment or storage of any goods relating to any sale giving rise to such Receivable;

(b)   all other Liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the related Contract or otherwise, together with all financing statements and other filings authorized by an Obligor relating thereto;

(c)   all guarantees, indemnities, warranties, letters of credit, insurance policies and proceeds and premium refunds thereof and other agreements or arrangements of any kind from time to time supporting or securing payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise;

(d)   all records, instruments, documents and other agreements (including any Contract with respect thereto) related to such Receivable, including but not limited to any third-party documentation related to shipments to an Obligor on behalf of the Originator by a distributor who has received a Valvoline Credit;

(e)   all Collections with respect to such Receivable; and

(f)   all proceeds of the foregoing.

"Reportable Event" means any event, transaction or circumstance which is required to be reported with respect to any Pension Plan under Section 4043 of ERISA and the applicable regulations thereunder.

"Reporting Date" means any day on which a Master Servicer Report or Weekly Master Servicer Report is required to be delivered by the Master Servicer pursuant to Section 2.8.

"Repurchase Price" is defined in the First Tier Agreement.

"Request for Credit Extension" means, as applicable, (a) with respect to an Investment, an Investment Request; and (b) with respect to an L/C Credit Extension, the related L/C Request and Letter of Credit Application.

"Required Downgrade Assignment Period" is defined in Section 3.2(a).

"Required Ratings" is defined in Section 9.3(a)(iv).

"Required Reserves" is defined in Schedule II.

"Responsible Officer" means: (a) in the case of a corporation, its president, senior vice president, any vice president or treasurer, assistant treasurer, any manager of debt, and, in any case where two Responsible Officers are acting on behalf of such corporation, the second such Responsible Officer may be a secretary or assistant secretary; (b) in the case of a limited partnership, the Responsible Officer of the general partner, acting on behalf of such general partner in its capacity as general partner; (c) in the case of a limited liability company, the president, chief operating officer, chief financial officer, treasurer, assistant treasurer, executive vice president, senior vice president, or vice president of such limited liability company or of the manager, managing member or sole member of such limited liability company, acting on behalf of such manager, managing member or sole member in its capacity as manager, managing member or sole member and (d) in the case of a general partnership, the chairman, chief executive officer, president, chief operating officer, chief financial officer, treasurer, assistant treasurer, executive vice president, senior vice president, or vice president, or, if individuals, any of the partners of such general partnership.

"Restricted Payments" with respect to the SPV is defined in Section 6.2(k), and, with respect to any other Person, means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of such Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person's stockholders, partners or members (or the equivalent of any thereof).

"Returned Goods" means all right, title and interest of the SPV in and to returned, repossessed or foreclosed goods and/or merchandise the sale of which gave rise to a Receivable.

"Rule 17g-5" means Rule 17g-5 under the Securities Exchange Act of 1934 as such may be amended from time to time, and subject to such clarification and interpretation as has been provided by the U.S. Securities and Exchange Commission in the adopting release (Amendments to Rules for Nationally Recognized Statistical Rating Organizations, Exchange Act Release No. 34-61050, 74 Fed. Reg. 63,832, 63,865 (Dec. 4, 2009)) and subject to such clarification and interpretation as may be provided by the U.S. Securities and Exchange Commission or its staff from time to time.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor that is a nationally recognized statistical rating organization.

"Scotiabank" is defined in the Preamble.

"Scotiabank Investor Group" is defined in the definition of Investor Group.

"Secured Parties" means the Investors, the Letter of Credit Issuers, the Agent, each Managing Agent, each Administrator and the Program Support Providers.

"Servicing Fee" means the fees payable to the Master Servicer from Collections, in an amount equal to either (i) at any time when the Master Servicer is an Affiliate of Ashland, 1.0% per annum on the weighted daily average of the aggregate Unpaid Balances of the Receivables

for the preceding calendar month, or (ii) at any time when the Master Servicer is not an Affiliate of Ashland, the amount determined upon the agreement of the Master Servicer, and the Agent, payable in arrears on each Settlement Date from Collections pursuant to, and subject to the priority of payments set forth in, Section 2.12. With respect to any Portion of Investment, the Servicing Fee allocable thereto shall be equal to the Servicing Fee determined as set forth above, times a fraction, the numerator of which is the amount of such Portion of Investment and the denominator of which is the Net Investment.

"Settlement Date" means (a) prior to the Termination Date, the 15th day of each calendar month (or, if such day is not a Business Day, the immediately succeeding Business Day) or such other day as agreed upon in writing by the SPV and the Agent, after consultation with the Managing Agents, and (b) for any Portion of Investment on and after the Termination Date, each day selected from time to time by the Agent, after consultation with the Managing Agents (it being understood that the Agent may select such Settlement Date to occur as frequently as daily) or, in the absence of any such selection, the date which would be the Settlement Date for such Portion of Investment pursuant to clause (a) of this definition.

"Special Designated Obligor" means Genuine Parts Company and any other Obligor approved as such in a written supplement to this Agreement signed by the Agent, each Managing Agent, the Master Servicer and the SPV; provided, that such Special Designated Obligor status may be revoked by any Managing Agent upon ten (10) Business Day's written notice to the SPV, at which time the affected Obligor shall be subject to the Concentration Limits as provided in clause (b) of the definition thereof.

"SPV" is defined in the Preamble.

"Subsidiary" means, with respect to any Person, any corporation or other Person (a) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person or (b) that is directly or indirectly controlled by such Person within the meaning of control under Section 15 of the Securities Act of 1933; provided that the term Subsidiary shall not include Unrestricted Subsidiaries (as defined in the Ashland Credit Agreement).

"Sub-Servicer" is defined in Section 7.1(d).

"SunTrust" is defined in the Preamble.

"SunTrust Committed Investor" means each financial institution party to this Agreement as a SunTrust Committed Investor.

"SunTrust Investor Group" is defined in the definition of Investor Group.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor

transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) above, the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

"Synthetic Debt" means, with respect to any Person as of any date of determination thereof, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of "Indebtedness" or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" is defined in Section 9.4(a).

"Termination Date" means the earliest of (a) the Business Day designated by the SPV to the Agent and the Managing Agents as the Termination Date at any time following not less than ten (10) days' written notice to the Agent and the Managing Agents, (b) the day upon which the Termination Date is declared or automatically occurs pursuant to Section 8.2, and (c) the Commitment Termination Date.

"Termination Event" is defined in Section 8.1.

"Three-Month Charged-Off Ratio" means, for any Calculation Period, the average of the Charged-Off Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Three-Month Default Ratio" means, for any Calculation Period, the average of the Default Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Three-Month Dilution Ratio" means, as of any date of determination, the ratio (expressed as a percentage) equal to the average of the Dilution Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Transaction Costs" is defined in Section 9.5(a).

"Transaction Documents" means, collectively, this Agreement, the First Tier Agreement, the Parent Undertaking, the Fee Letters, the Blocked Account Agreements, each Letter of Credit Application, each Assignment and Assumption Agreement and all of the other instruments, documents and other agreements executed and delivered by the Master Servicer, any Originator or the SPV in connection with any of the foregoing.

"Transaction Information" means any information with respect to the transactions set forth in any Transaction Document and any Transaction Document or related documentation, certificate, report or agreement itself, including but not limited to any information about the characteristics of the Affected Assets or the legal structure of the transfer of such assets, including, without limitation, information in connection with the SPV or the Affected Assets.

"UCC" means the Uniform Commercial Code as in effect in the applicable jurisdiction or jurisdictions.

"Uncommitted Investor" means Liberty Street, Market Street, Gotham and any other Conduit Investor designated as an "Uncommitted Investor" for any Investor Group and any of their respective Conduit Assignees.

"Unpaid Balance" of any Receivable means at any time the unpaid principal amount thereof.

"Unreimbursed Amount" is defined in Section 2.17(c).

"U.S." or "United States" means the United States of America (and when used in this Agreement shall include the District of Columbia and Puerto Rico).

"Valvoline Credit" means a credit applied to all or a portion of a Receivable owed by a distributor for products related to Ashland's Valvoline business unit after the original sale of such products to such distributor and such distributor has delivered such products (or a portion of such products) to a third-party Obligor on an Originator's behalf and such delivery has resulted in the creation of a new Receivable from such third-party Obligor; provided that the third-party Obligor must be an Obligor with all Receivables owing to the Originators financed solely by this Receivables Facility.

"Weekly Master Servicer Report" means a report, in substantially the form of the Master Servicer Report adjusted for weekly reporting in a manner acceptable to the Agent, furnished by the Master Servicer pursuant to Section 2.8.

"Yield" is defined in Section 2.4.

SECTION 1.2 Other Terms. All terms defined directly or by incorporation herein shall have the defined meanings when used in any certificate or other document delivered pursuant thereto unless otherwise defined therein. For purposes of this Agreement and all such certificates and other documents, unless the context otherwise requires: (a) accounting terms not otherwise defined herein, and accounting terms partly defined herein to the extent not defined, shall have the respective meanings given to them under, and shall be construed in accordance with, GAAP; (b) terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9; (c) references to any amount as on deposit or outstanding on any particular date means such amount at the close of business on such day; (d) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement (or the certificate or other document in which they are used) as a whole and not to any particular provision of this Agreement (or such certificate or document); (e) references to any Section, Schedule or Exhibit are references to Sections, Schedules and Exhibits in or to this Agreement (or the certificate or other document in which the reference is made) and references to any paragraph, subsection, clause or other subdivision within any Section or definition refer to such paragraph, subsection, clause or other subdivision of such Section or definition; (f) the term "including" means "including without limitation"; (g) references to any Law refer to that Law as amended from time to time and include any successor Law; (h) references to any agreement refer to that agreement as from time to time amended or supplemented or as the terms of such agreement are waived or modified in accordance with its terms; (i) references to any Person include that Person's successors and permitted assigns; and (j) headings are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof. With respect to any projections, budgets and other forward looking financial information, it is understood and agreed that (i) any forward-looking information furnished by the SPV, any Originator or the Master Servicer is subject to inherent uncertainties and contingencies, which may be beyond the control of such Person, (ii) no assurance is given by the SPV, any Originator or the Master Servicer that the results or forecast in any such forward-looking information will be realized and (iii) the actual results may differ from the forecast results set forth in such forward-looking information and such differences may be material.

SECTION 1.3 Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each means "to but excluding," and the word "within" means "from and excluding a specified date and to and including a later specified date."

SECTION 1.4 Times of Day. Unless otherwise specified in this Agreement, time references are to time in New York, New York.

SECTION 1.5 Letter of Credit Amounts. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the maximum face amount of such Letter of Credit after giving effect to all increases thereof contemplated by such Letter of Credit or the Issuer Documents related thereto, whether or not such maximum face amount is in effect at such time.

SECTION 1.6 <u>Knowledge</u>. All references herein to the "knowledge" of a Person shall be deemed to mean the actual conscious awareness of such Person and if such Person is not an individual, the actual conscious awareness of a Responsible Officer of such Person.

ARTICLE II

PURCHASES AND SETTLEMENTS

SECTION 2.1 <u>Transfer of Affected Assets; Intended Characterization</u>. (a) <u>Sale of Asset Interest</u>. In consideration of the payment by each Managing Agent (on behalf of the applicable Investors in the related Investor Group as determined pursuant to <u>Section 2.3</u>) of the amount of the applicable Investor Group Percentage of the Net Investment on the date of the initial Investment hereunder and each Managing Agent's agreement (on behalf of the applicable Investors as determined below) to make payments to the SPV from time to time in accordance with <u>Section 2.2</u>, effective upon the SPV's receipt of payment for such Net Investment on the date of the initial Investment hereunder, the SPV hereby sells, conveys, transfers and assigns to the Agent, on behalf of the Investors, (i) all Receivables existing on the date of the initial Investment hereunder or thereafter arising or acquired by the SPV from time to time prior to the Final Payout Date under the First Tier Agreement, and (ii) all other Affected Assets, whether existing on the date of the initial Investment hereunder or thereafter arising at any time and acquired by the SPV under the First Tier Agreement. For the avoidance of doubt, it is understood and agreed that the Receivables transferred hereunder shall not include the "Retained Receivables" as defined in the First Tier Agreement.

(b) <u>Purchase of Asset Interest</u>. Subject to the terms and conditions hereof, the Agent (on behalf of the Investors) hereby purchases and accepts from the SPV the Receivables and all other Affected Assets sold, assigned and transferred pursuant to <u>Section 2.1(a)</u>. The Agent's right, title and interest in and to such Receivables and all other Affected Assets (on behalf of the Investors) hereunder is herein called the "<u>Asset Interest</u>." Each Investment hereunder shall be made by the Investor Groups <u>pro</u> <u>rata</u> according to their respective Investor Group Percentages. The Agent shall hold the Asset Interest on behalf of the Investors in each Investor Group in accordance with the respective portions of the Net Investment funded by that Investor Group from time to time. Within each Investor Group, the Agent shall hold the applicable Investor Group Percentage of the Asset Interest on behalf of the Investors in that Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

(c) <u>Obligations Not Assumed</u>. The foregoing sale, assignment and transfer does not constitute and is not intended to result in the creation, or an assumption by the Agent, the Managing Agents or any Investor, of any obligation of the SPV, any Originator, or any other Person under or in connection with the Receivables or any other Affected Asset, all of which shall remain the obligations and liabilities of the SPV and/or the Originators, as applicable.

(d) <u>Intended Characterization; Grant of Security Interest</u>.

(i) The SPV, the Agent, the Managing Agents and the Investors intend that the sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) hereunder shall be treated as a sale for all purposes, other than accounting and federal and state income tax purposes. If notwithstanding the intent of the parties, the sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) is not treated as a sale for all purposes, other than accounting and

federal and state income tax purposes, the sale, assignment and transfer of the Affected Assets shall be treated as the grant of, and the SPV hereby does grant, a security interest in the Affected Assets to secure the payment and performance of the SPV's obligations to the Agent (on behalf of the Investors) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law. The SPV and Agent agree, and each Investor by acquiring an Investment or other interest in the Affected Assets agrees, to treat and report such Investment or other interests in the Affected Assets as indebtedness for U.S. federal and state income tax purposes. It is expressly agreed that the Excluded Amounts shall not be subject to the security interest of the Agent.

(ii) The SPV hereby grants to the Agent (on behalf of the Investors) a security interest in the Blocked Accounts as additional collateral to secure the payment and performance of the SPV's obligations to the Agent (on behalf of the Investors) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law.

(iii) Each of the parties hereto further expressly acknowledges and agrees that the Commitments of the Committed Investors hereunder, regardless of the intended true sale nature of the overall transaction, are financial accommodations (within the meaning of Section 365(c)(2) of the Bankruptcy Code) to or for the benefit of SPV.

SECTION 2.2 <u>Purchase Price</u>. Subject to the terms and conditions hereof, including <u>Article V</u>, in consideration for the sale, assignment and transfer of the Affected Assets by the SPV to the Agent (on behalf of the Investors) hereunder:

(a) <u>Investments</u>. On the Closing Date, and thereafter from time to time prior to the Termination Date, on request of the SPV in accordance with <u>Section 2.3</u>, each Managing Agent (on behalf of the applicable Investors as determined pursuant to <u>Section 2.3</u>) shall pay to the SPV the applicable Investor Group Percentage of an amount equal in each instance to the lesser of (i) the amount requested by the SPV under <u>Section 2.3(a)</u>, and (ii) the largest amount that will not cause (A) the Net Investment to exceed the Maximum Net Investment and (B) the sum of the Net Investment and Required Reserves to exceed the Net Pool Balance. Each such payment is herein called an "<u>Investment</u>."

(b) <u>Reinvestments</u>. On each Business Day during the Reinvestment Period, the Master Servicer, on behalf of the Agent (on behalf of the Managing Agents and the Investors), shall pay to the SPV, out of Collections, the amount available for Reinvestment in accordance with <u>Section 2.12(a)(iii)</u>. Each such payment is hereinafter called a "<u>Reinvestment</u>." All Reinvestments with respect to the applicable Investor Group Percentage of the Asset Interest shall be made ratably on behalf of the Investors in the relevant Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

(c) <u>After Final Payout Date</u>. On each Business Day on and after the Final Payout Date, the Master Servicer, on behalf of the Agent, shall pay to the SPV an amount equal to the

Collections of Receivables received by the SPV less the accrued and unpaid Servicing Fee (and the SPV (or the Master Servicer on its behalf) shall apply such Collections in the manner described in <u>Section 2.14</u>).

(d)   <u>SPV Payments Limited to Collections</u>. Notwithstanding any provision contained in this Agreement to the contrary, no Managing Agent shall, nor shall be obligated (whether on behalf of the applicable Uncommitted Investor or the Committed Investors in such Managing Agent's Investor Group), to pay any amount to the SPV as the purchase price of Receivables pursuant to <u>subsections (b)</u> and <u>(c)</u> above except to the extent of Collections on Receivables available for distribution to the SPV in accordance with this Agreement. Any amount that any Managing Agent (whether on behalf of the Uncommitted Investors or the Committed Investors in such Managing Agent's Investor Group) does not pay pursuant to the preceding sentence shall not constitute a claim (as defined in § 101 of the Bankruptcy Code) against or corporate obligation of such Managing Agent for any such insufficiency unless and until such amount becomes available for distribution to the SPV under <u>Section 2.12</u>.

SECTION 2.3   <u>Investment Procedures</u>.

(a)   <u>Notice</u>. The SPV shall request an Investment hereunder, by request to the Agent (which shall promptly provide a copy to each Managing Agent) given by facsimile or e-mail in the form of an Investment Request by at least noon one (1) Business Day prior to the proposed date of any Investment (including the initial Investment). Each such Investment Request shall specify (i) the desired amount of such Investment (which shall be at least $1,000,000 in the aggregate for all Investor Groups or an integral aggregate multiple of $100,000 in excess thereof for all Investor Groups or, to the extent that the then available unused portion of the Maximum Net Investment is less than such amount, such lesser amount equal to such available unused portion of the Maximum Net Investment), and (ii) the desired date of such Investment (the "<u>Investment Date</u>") which shall be a Business Day.

(b)   <u>Conduit Investor Acceptance or Rejection; Investment Request Irrevocable</u>.

(i)   If an Investor Group has a Conduit Investor, its Managing Agent will promptly notify the Conduit Investors in its Investor Group and their respective Administrators of the Managing Agent's receipt of any Investment Request. If the Investment Request is received prior to the Conduit Investment Termination Date, each Conduit Investor shall instruct its Administrator to cause its Managing Agent to accept or reject such Investment Request. If a Conduit Investor elects to reject an Investment Request, its Administrator or Managing Agent shall give prompt written notice thereof to the SPV.

(ii)   Each Investment Request shall be irrevocable and binding on the SPV, and the SPV shall indemnify each Investor against any loss or expense incurred by such Investor, either directly or indirectly (including, in the case of any Conduit Investor, through a Program Support Agreement) as a result of any failure by the SPV to complete such Investment, including any loss (including loss of profit) or expense incurred by the Agent, any Managing Agent or any Investor, either directly or indirectly (including, in the case of any Conduit Investor, pursuant to a Program Support Agreement) by reason of

the liquidation or reemployment of funds acquired by such Investor (or the applicable Program Support Provider(s)) (including funds obtained by issuing commercial paper or promissory notes or obtaining deposits or loans from third parties) in order to fund such Investment.

(c)   Committed Investor's Commitment. Subject to Section 2.2(b) concerning Reinvestments, at no time will any Uncommitted Investor have any obligation to fund an Investment or Reinvestment. At all times on and after the Conduit Investment Termination Date with respect to a Conduit Investor or if an Investor Group does not have a Conduit Investor, all Investments and Reinvestments shall be made by the Managing Agent on behalf of the Committed Investors in such Investor Group. At any time when any Uncommitted Investor has rejected a request to fund its Investor Group Percentage of an Investment, its Managing Agent shall so notify the Related Committed Investors and such Related Committed Investors shall fund their respective share of such Investment, on a pro rata basis, in accordance with their respective Pro Rata Shares. Notwithstanding anything contained in this Section 2.3(c) or elsewhere in this Agreement to the contrary, no Committed Investor shall be obligated to provide its Managing Agent or the SPV with funds in connection with an Investment in an amount that would exceed the lesser of (i) its pro rata share of the Maximum Net Investment then in effect and (ii) its Commitment then in effect (minus the unrecovered principal amount of such Committed Investor's investments in the Asset Interest pursuant to the Program Support Agreement to which it is a party). The obligation of the Committed Investors in each Investor Group to remit the applicable Investor Group Percentage of any Investment shall be several from that of the other Committed Investors in the other Investor Groups and within each Investor Group each Committed Investor's obligation to fund its portion of the Investments shall be several from the obligations of the other Investors. The failure of any Committed Investor to so make such amount available to its Managing Agent shall not relieve any other Committed Investor of its obligation hereunder.

(d)   Payment of Investment. On any Investment Date, each Uncommitted Investor or each Committed Investor, as the case may be, shall remit its share of the aggregate amount of such Investment (determined pursuant to Section 2.2(a)) to the account of the Managing Agent specified therefor from time to time by the Managing Agent by notice to such Persons by wire transfer of same day funds. Following the Managing Agent's receipt of funds from the Investors as aforesaid, the Managing Agent shall remit such funds received to the SPV's account at the location indicated in Schedule 11.3, by wire transfer of same day funds.

(e)   Managing Agent May Advance Funds. Unless a Managing Agent shall have received notice from any Investor in its Investor Group that such Person will not make its share of any Investment available on the applicable Investment Date therefor, a Managing Agent may (but shall have no obligation to) make any such Investor's share of any such Investment available to the SPV in anticipation of the receipt by the Managing Agent of such amount from the applicable Investor. Subject to Section 2.3(c), to the extent any such Investor fails to remit any such amount to its Managing Agent after any such advance by such Managing Agent on such Investment Date, such Investor, on the one hand, and the SPV, on the other hand, shall be required to pay such amount to such Managing Agent for its own account, together with interest thereon at a per annum rate equal to the Federal Funds Rate, in the case of such Investor, or the Base Rate, in the case of the SPV, to such Managing Agent upon its demand therefor (*provided*

that a Conduit Investor shall have no obligation to pay such interest amounts except to the extent that it shall have sufficient funds to pay the face amount of its Commercial Paper in full). Until such amount shall be repaid, such amount shall be deemed to be Net Investment paid by the applicable Managing Agent and such Managing Agent shall be deemed to be the owner of an interest in the Asset Interest hereunder to the extent of such Investment. Upon the payment of such amount to the applicable Managing Agent (i) by the SPV, the amount of the aggregate Net Investment shall be reduced by such amount or (ii) by such Investor, such payment shall constitute such Person's payment of its share of the applicable Investment.

SECTION 2.4 [Reserved and Specified in Schedule I].

SECTION 2.5 <u>Yield, Fees and Other Costs and Expenses</u>. Notwithstanding any limitation on recourse herein, the SPV shall pay, as and when due in accordance with this Agreement:

(a)   to the Agent and each Managing Agent, all fees hereunder and under the Master Fee Letter, all amounts payable pursuant to <u>Article IX</u>, if any, and the Servicing Fees, if required pursuant to <u>Section 2.12(b)</u>;

(b)   to each Letter of Credit Issuer, for its own account, (i) in consideration of the issuance of Letters of Credit, a *per annum* fee on the aggregate available undrawn amount of the outstanding Letters of Credit issued by it, in an amount specified in such Letter of Credit Issuer's L/C Fee Letter, and (ii) such Letter of Credit Issuer's customary processing and administrative charges related to the issuance, amendment or drawing of Letters of Credit issued by it (collectively, the "<u>Letter of Credit Fees</u>"); and

(c)   on each Settlement Date, to the extent not paid pursuant to <u>Section 2.12</u> for any reason, to the Managing Agents, on behalf of their Conduit Investor or Committed Investors, as applicable, an amount equal to the accrued and unpaid Yield for the related Rate Period (or calendar month for Portions of Investment with daily Rate Periods).

Nothing in this Agreement shall limit in any way the obligations of the SPV to pay the amounts set forth in this <u>Section 2.5</u>.

SECTION 2.6 <u>Deemed Collections</u>. (a) <u>Dilutions</u>. If on any day the Unpaid Balance of a Receivable is reduced or such Receivable is canceled as a result of any Dilution, the SPV shall be deemed to have received on such day a Collection of such Receivable in the amount of the Unpaid Balance (as determined immediately prior to such Dilution) of such Receivable (if such Receivable is canceled) or, otherwise, in the amount of such reduction, and the SPV shall, on the second Business Day following knowledge of such Dilution, pay to the Master Servicer an amount equal to such Deemed Collection and such amount shall be applied by the Master Servicer as a Collection in accordance with <u>Section 2.12</u>.

(b)   <u>Breach of Representation or Warranty</u>. If on any day any representation or warranty in <u>Sections 4.1 (d)</u>, <u>(k)</u>, <u>(t)</u> or <u>(u)</u> with respect to any Eligible Receivable (whether on or after the date of transfer thereof to the Agent, for the benefit of the Investors, as contemplated hereunder) is determined to be incorrect as of such time when such representation or warranty was made or confirmed, the SPV shall be deemed to have received on such day a Collection of

such Eligible Receivable equal to its Unpaid Balance and the SPV shall on the second Business Day following knowledge thereof deposit into a Blocked Account an amount equal to such Deemed Collection and such amount shall be applied by the Master Servicer as a Collection in accordance with Section 2.12.

(c) <u>Repurchase Amounts</u>. In the event the SPV at any time receives the payment in full of any Repurchase Price pursuant to Section 4.4 of the First Tier Agreement, the SPV shall immediately pay such amounts to the Master Servicer for application as a Collection in accordance with the terms and conditions hereof and, at all times prior to such payment, such amounts shall be held in trust by the SPV for the exclusive benefit of the Investors, the Managing Agents and the Agent.

SECTION 2.7 <u>Payments and Computations, Etc.</u> All amounts to be paid or deposited by the SPV or the Master Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 12:00 noon on the day when due in immediately available funds; if such amounts are payable to the Agent or any Managing Agent (whether on behalf of any Investor or otherwise) they shall be paid or deposited in the account indicated under the heading "Payment Information" in <u>Section 11.3</u>, until otherwise notified by the Agent or any Managing Agent. The SPV shall, to the extent permitted by Law, pay to the Agent or the applicable Managing Agent, for the benefit of the Investors, upon demand, interest on all amounts not paid or deposited when due hereunder at the Default Rate. All computations of <u>per</u> <u>annum</u> fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first but excluding the last day) elapsed. Any computations made by the Agent or any Managing Agent of amounts payable by the SPV hereunder shall be binding upon the SPV absent manifest error.

SECTION 2.8 <u>Reports</u>. By no later than 4:00 p.m. on the fourth Business Day prior to each Settlement Date, or if such day is not a Business Day then on the next succeeding Business Day (and, during the continuation of a Termination Event or a Potential Termination Event, within three (3) Business Days after a request from the Agent or any Managing Agent), the Master Servicer shall prepare and forward to the Agent and each Managing Agent a Master Servicer Report, certified by the Master Servicer. In addition to the foregoing, at such times as Ashland's unsecured debt has a public rating from S&P or Moody's below "BB-" or "Ba3", respectively, the Master Servicer shall be obligated to prepare and forward to the Agent and each Managing Agent a Weekly Master Servicer Report on every Thursday of each calendar week (or the next Business Day if such day is not a Business Day), certified by the Master Servicer. The reporting period covered by a Weekly Servicing Report shall be the period ending on (and including) the Friday preceding the applicable Reporting Date and beginning on (and including) the Saturday preceding such Friday.

SECTION 2.9 <u>Accounts</u>. Any Collections (other than Collections on Foreign Currency Receivables) received directly by the SPV, any of the Originators or the Master Servicer shall be sent promptly (but in any event within two (2) Business Days the SPV, the Master Servicer or any Originator becomes aware of the receipt of each such Collection) to a Blocked Account. On each Settlement Date, all interest and earnings (net of losses and investment expenses) on funds on deposit in each Blocked Account shall be applied as

Collections. On the Final Payout Date, any and all funds remaining on deposit in the Blocked Account shall be paid to the SPV.

SECTION 2.10 Sharing of Payments, Etc. If any Investor (for purposes of this Section only, being a "Recipient") shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of the portion of the Asset Interest owned by it (other than pursuant to a Fee Letter or Article IX and other than as a result of the differences in the timing of the applications of Collections pursuant to Section 2.12 and other than a result of the different methods for calculating Yield) in excess of its ratable share of payments on account of the Asset Interest obtained by the Investors entitled thereto, such Recipient shall forthwith purchase from the Investors entitled to a share of such amount participations in the portions of the Asset Interest owned by such Persons as shall be necessary to cause such Recipient to share the excess payment ratably with each such other Person entitled thereto; *provided* that if all or any portion of such excess payment is thereafter recovered from such Recipient, such purchase from each such other Person shall be rescinded and each such other Person shall repay to the Recipient the purchase price paid by such Recipient for such participation to the extent of such recovery, together with an amount equal to such other Person's ratable share (according to the proportion of (a) the amount of such other Person's required payment to (b) the total amount so recovered from the Recipient) of any interest or other amount paid or payable by the Recipient in respect of the total amount so recovered.

SECTION 2.11 Right of Setoff. Without in any way limiting the provisions of Section 2.10, each of the Agent, each Managing Agent and each Investor is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date due to the occurrence and continuation of a Termination Event, upon prior written notice to the SPV, to set-off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by the Agent, the Managing Agent or such Investor to, or for the account of, the SPV against the amount of the Aggregate Unpaids owing by the SPV to such Person or to the Agent or the Managing Agent on behalf of such Person (even if contingent or unmatured).

SECTION 2.12 [Reserved and Specified in Schedule III].

SECTION 2.13 [Reserved and Specified in Schedule III].

SECTION 2.14 [Reserved and Specified in Schedule III].

SECTION 2.15 [Reserved and Specified in Schedule III].

SECTION 2.16 Reduction of Facility Limit. The SPV may, upon at least ten (10) Business Days' written notice to the Agent and each Managing Agent, terminate the facility provided in this Article II in whole or, from time to time, irrevocably reduce in part the unused portion of the Facility Limit; *provided* that each partial reduction shall be in the amount of at least $5,000,000, or an integral multiple of $1,000,000 in excess thereof, and that, unless terminated in whole, the Facility Limit shall in no event be reduced below $200,000,000. Subject to the other requirements set forth in this Section 2.16, the SPV may terminate the facility at any time in its discretion by repurchasing all Receivables and Related Security from

the Investors for a purchase price equal to the Aggregate Unpaids. No termination shall be effective unless and until all Aggregate Unpaids have been paid in full. The Agent shall advise the Managing Agents of any notice it receives pursuant to this Section 2.16.

SECTION 2.17 Letters of Credit.

(a) Letter of Credit Commitment.

(i) Subject to the terms and conditions hereof, on any Business Day preceding the Letter of Credit Expiration Date: (A) each Letter of Credit Issuer agrees, in reliance upon the agreements of the Investors set forth in this Section 2.17, from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars for the account of the SPV (which may include the issuance of a Letter of Credit to support the obligations of the Originators or their Subsidiaries), in aggregate face amounts that shall be not less than $20,000, as the SPV may request, and to amend or extend Letters of Credit previously issued by it; and (B) the Committed Investors severally agree to participate in all Letters of Credit issued for the account of the SPV and any drawings thereunder; *provided* that after giving effect to any L/C Credit Extension with respect to any Letter of Credit: (1) the Net Investment will not exceed the Available Commitment; and (2) the Letter of Credit Liability will not exceed the Letter of Credit Sublimit. Within the foregoing limits, and subject to the terms and conditions hereof, the SPV's ability to obtain Letters of Credit shall be fully revolving, and accordingly the SPV may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. Each Letter of Credit Issuer shall have the right to approve the form of Letter of Credit requested from it.

(ii) No Letter of Credit Issuer shall issue, renew or extend any Letter of Credit, if: (A) subject to Section 2.17(b)(iii), the expiry date of such Letter of Credit would occur more than twelve (12) months after the date of issuance, renewal or last extension, unless such Letter of Credit Issuer has approved such expiry date in its sole discretion; or (B) the expiry date of such Letter of Credit would occur after the date thirty (30) days prior to the Commitment Termination Date, unless such Letter of Credit Issuer has approved such expiry date and the SPV has Cash Collateralized the then-outstanding Letter of Credit Liability in respect of such Letter of Credit thirty (30) days prior to the then-applicable Commitment Termination Date, and such Letter of Credit has an expiry date that is not later than twelve (12) months following the Commitment Termination Date.

(iii) No Letter of Credit Issuer shall be under any obligation to issue any Letter of Credit if: (A) any order, judgment or decree of any Official Body shall by its terms purport to enjoin or restrain such Letter of Credit Issuer from issuing such Letter of Credit, or any Law applicable to such Letter of Credit Issuer or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over such Letter of Credit Issuer shall prohibit, or request that such Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Letter of Credit Issuer with respect to such Letter of

Credit any restriction, reserve or capital requirement (for which such Letter of Credit Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such Letter of Credit Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such Letter of Credit Issuer in good faith deems material to it; (B) the issuance of such Letter of Credit would violate any Laws or one or more policies of such Letter of Credit Issuer; (C) such Letter of Credit is to be denominated in a currency other than Dollars; (D) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or (E) a default of any Committed Investor's obligations to fund hereunder exists, unless such Letter of Credit Issuer has entered into satisfactory arrangements, including the delivery of Cash Collateral, with the SPV or such Committed Investor to eliminate such Letter of Credit Issuer's actual or potential risk with respect to such Committed Investor arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other Letter of Credit Liability as to which such Letter of Credit Issuer has actual or potential risk with respect to such defaulted Committed Investor, as such Letter of Credit Issuer may elect in its sole discretion.

(iv)   No Letter of Credit Issuer shall be under any obligation to amend any Letter of Credit if: (A) such Letter of Credit Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof; or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(b)   Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)   Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the SPV delivered to the applicable Letter of Credit Issuer (with a copy to the Agent) in the form of a Request for Credit Extension. Such Request for Credit Extension must be received by a Letter of Credit Issuer and the Agent not later than 5:00 p.m. at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be, of any Letter of Credit (or such later date and time as the Agent and such Letter of Credit Issuer may agree in a particular instance in their sole discretion, and such date, the "L/C Issuance Date"). In the case of a request for an initial issuance of a Letter of Credit, such Request for Credit Extension shall specify in form and detail satisfactory to the applicable Letter of Credit Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as such Letter of Credit Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, the related Request for Credit Extension shall specify in form and detail satisfactory to the applicable Letter of Credit Issuer: (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the applicable Letter of Credit Issuer may reasonably require. Additionally, the SPV shall furnish to the

applicable Letter of Credit Issuer and the Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as such Letter of Credit Issuer or the Agent may reasonably require.

(ii) Promptly after receipt of any Request for Credit Extension relating to a Letter of Credit, the applicable Letter of Credit Issuer will confirm with the Agent (by telephone or in writing) that the Agent has received a copy of such Request for Credit Extension from the SPV and, if not, such Letter of Credit Issuer will provide the Agent with a copy thereof. The Agent shall then promptly notify each Managing Agent (which in turn shall promptly notify each Investor in its Investor Group) of the Request for Credit Extension and the terms thereof. Unless a Letter of Credit Issuer has received written notice from any Investor, any Managing Agent, the Agent or the SPV, at least one (1) Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article V shall not then be satisfied or that one or more conditions of clause (ii) or clause (iii) of Section 2.17(a) are applicable, then, subject to the terms and conditions hereof, such Letter of Credit Issuer shall, on the requested date, issue a Letter of Credit for the account of the SPV or enter into the applicable amendment, as the case may be, in each case in accordance with such Letter of Credit Issuer's usual and customary business practices.

(iii) If the SPV so requests in any applicable Request for Credit Extension, a Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); *provided* that any such Auto-Extension Letter of Credit must permit such Letter of Credit Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a Business Day (the "Non-Extension Notice Date") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by a Letter of Credit Issuer, the SPV shall not be required to make a specific request to such Letter of Credit Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Investors shall be deemed to have authorized (but may not require) such Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; *provided* that no Letter of Credit Issuer shall permit any such extension if: (A) such Letter of Credit Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.17(a) or otherwise); or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date: (1) from the Agent that the Majority Investors have elected not to permit such extension; or (2) from the Agent, any Committed Investor or the SPV that one or more of the applicable conditions specified in Section 5.1 or 5.2 is not then satisfied, and in each such case directing such Letter of Credit Issuer not to permit such extension.

(iv) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof,

Letter of Credit Issuer will also deliver to the SPV and the Agent a true and complete copy of such Letter of Credit or amendment. The Agent shall promptly forward such copy to the Managing Agents.

(v)   Whenever a Letter of Credit Issuer issues a Letter of Credit, each Committed Investor shall, automatically and without further action of any kind upon the L/C Issuance Date, be deemed to have irrevocably (i) agreed to acquire a participation interest therein in an amount equal to such Committed Investor's pro rata share of its Investor Group Percentage of the Letter of Credit Liability attributable to such Letter of Credit and (ii) committed to make an Investment hereunder equal to its pro rata share of its Investor Group Percentage of the applicable reimbursement amount in the event that such Letter of Credit is subsequently drawn and such drawn amount shall not have been reimbursed by the SPV upon such draw or an Investment with respect to such unreimbursed draw is not made by such Committed Investor's related Conduit Investor. In the event that any Letter of Credit expires or is surrendered to the applicable Letter of Credit Issuer without being drawn (in whole or in part) then the foregoing commitment to make Investments with respect to draws under such Letter of Credit shall expire with respect to such Letter of Credit and the Letter of Credit Liability shall automatically reduce by the amount of the Letter of Credit which is no longer outstanding. Each Committed Investor shall share in all rights and obligations resulting therefrom, in accordance with such participation interest, including: (i) the right to receive from the Agent its share of any reimbursement of the amount of each draft drawn under each Letter of Credit, including any interest payable with respect thereto; and (ii) the obligation to reimburse the Agent in the form of an Investment to the SPV hereunder upon receipt of notice of any payment by the applicable Letter of Credit Issuer.

(c)   <u>Drawings and Reimbursements; Funding of Participation</u>.

(i)   Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable Letter of Credit Issuer shall notify the SPV and the Agent thereof. Not later than 1:00 p.m. on the date of any payment by a Letter of Credit Issuer under a Letter of Credit (each such date, an "<u>Honor Date</u>"), the SPV shall reimburse such Letter of Credit Issuer through the Agent in an amount equal to the amount of such drawing. If the SPV fails to so reimburse such Letter of Credit Issuer by such time, the Agent shall promptly notify each Managing Agent of the Honor Date, the amount of the unreimbursed drawing (the "<u>Unreimbursed Amount</u>"), and the amount of such Managing Agent's Investor Group's Investor Group Percentage thereof. Each such notice by the Agent shall be treated as an Investment Request by the SPV. In such event, the SPV shall be deemed to have requested an Investment to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in <u>Section 2.3</u>, but subject to the amount of the unutilized portion of the Available Commitment and the conditions set forth in <u>Section 5.2</u> (other than the delivery of an Investment Request). Any notice given by a Letter of Credit Issuer or the Agent pursuant to this Section 2.17(c)(i) may be given by telephone if promptly confirmed in writing; *provided* that the lack of such a prompt confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)   If a Letter of Credit Issuer so notifies a Managing Agent prior to 1:00 p.m. on any Business Day, such Managing Agent's related Investor Group shall make available to the Agent, for the account of such Letter of Credit Issuer, its Investor Group Percentage of the Unreimbursed Amount by 4:30 p.m. on such Business Day (or a subsequent day specified by the Agent) in immediately available funds. If a Letter of Credit Issuer so notifies a Managing Agent after 1:00 p.m. on any Business Day, such Managing Agent's related Investor Group shall make available to the Agent for the account of such Letter of Credit Issuer its Investor Group Percentage of the Unreimbursed Amount by 1:00 p.m. on the next Business Day (or a subsequent day specified by the Agent) in immediately available funds. If any amounts have been deposited into a segregated interest-bearing cash collateral account for the purpose of cash collateralizing the Letter of Credit Liability, the Letter of Credit Issuers shall use such funds to satisfy any drawings under their respective Letters of Credit prior to notifying the Managing Agents of the need for an Investment with respect thereto. Investors may conclusively rely on the relevant Letter of Credit Issuer as to the amount due the Agent by reason of any draft of a Letter of Credit or due such Letter of Credit Issuer under any Letter of Credit Application.

(iii)   With respect to any Unreimbursed Amount that is not fully refinanced by an Investment because the conditions set forth in Section 5.2 cannot be satisfied or for any other reason, the SPV shall be deemed to have incurred from applicable Letter of Credit Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Investor Group's payment to the Agent for the account of the applicable Letter of Credit Issuer pursuant to Section 2.17(c)(i) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Borrowing from the applicable Investors in such Investor Group in satisfaction of its participation obligation under this Section 2.17.

(iv)   Until each applicable Investor in each Investor Group funds its Investment or L/C Borrowing pursuant to this Section 2.17(c) to reimburse each Letter of Credit Issuer for any amount drawn under any Letter of Credit issued by it, interest in respect of such Investor Group's Investor Group Percentage of such amount shall be solely for the account of such Letter of Credit Issuer.

(v)   Each Committed Investor's obligation to make Investments or L/C Borrowings to reimburse the Letter of Credit Issuers for amounts drawn under Letters of Credit, as contemplated by this Section 2.17 (c), shall be absolute and unconditional and shall not be affected by any circumstance, including: (A) any set-off, counterclaim, recoupment, defense or other right which such Investor may have against any Letter of Credit Issuer, the SPV, or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Termination Event or a Potential Termination Event; or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; *provided* that each Committed Investor's obligation to make Investments pursuant to this Section 2.17(c) is subject to the conditions set forth in Section 5.2 (other than delivery of an Investment Request). No such making of an L/C Borrowing shall relieve or otherwise impair the obligations of the SPV to reimburse each Letter of Credit Issuer for the

amount of any payment made by such Letter of Credit Issuer under any Letter of Credit, together with interest as provided herein.

(vi)   If any Committed Investor fails to make available to the Agent for the account of the applicable Letter of Credit Issuer any amount required to be paid by such Investor pursuant to the foregoing provisions of this Section 2.17(c) by the time specified in Section 2.17(c)(ii), such Letter of Credit Issuer shall be entitled to recover from such Committed Investor (acting through the Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Letter of Credit Issuer at a rate per annum equal to the Federal Funds Rate from time to time in effect. A certificate of such Letter of Credit Issuer submitted to any Committed Investor (through the Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)   Repayment of Participations. At any time after a Letter of Credit Issuer has made a payment under any Letter of Credit and has received from any Investor such Investor's L/C Borrowing in respect of such payment in accordance with Section 2.17(c), if the Agent receives for the account of such Letter of Credit Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the SPV or otherwise, including proceeds of cash collateral applied thereto by the Agent), the Agent will distribute to such Investor its pro rata share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Investor's L/C Borrowing was outstanding) in the same funds as those received by the Agent.

(e)   Obligations Absolute. The obligations of the SPV to reimburse a Letter of Credit Issuer for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)   any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Transaction Document;

(ii)   the existence of any claim, counterclaim, set-off, defense or other right that the SPV may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the Letter of Credit Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)   any payment by such Letter of Credit Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of

such Letter of Credit; or any payment made by such Letter of Credit Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the SPV.

The SPV shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the SPV's instructions or other irregularity, the SPV will promptly, and in all events within two (2) Business Days, notify the applicable Letter of Credit Issuer. The SPV shall be conclusively deemed to have waived any such claim against such Letter of Credit Issuer and its correspondents unless such notice is given as aforesaid.

(f)   Role of Letter of Credit Issuer. Each Investor and the SPV agree that, in paying any drawing under a Letter of Credit, no Letter of Credit Issuer shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuers, any Agent-Related Person or any of the respective correspondents, participants or assignees of any Letter of Credit Issuer shall be liable to any Investor for: (i) any action taken or omitted in connection herewith at the request or with the approval of the Investors or the Managing Agents, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or related Request for Credit Extension. The SPV hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; *provided* that this assumption is not intended to, and shall not, preclude the SPV's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuers, any Agent-Related Person, or any of the respective correspondents, participants or assignees of any Letter of Credit Issuer shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.17(e); *provided* that anything in such clauses to the contrary notwithstanding, the SPV may have a claim against a Letter of Credit Issuer, and such Letter of Credit Issuer may be liable to the SPV, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by SPV which SPV proves were caused by such Letter of Credit Issuer's willful misconduct or gross negligence or such Letter of Credit Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuers may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no Letter of Credit Issuer shall be responsible for the validity or sufficiency of any instrument transferring or

assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

    (g)   Cash Collateral.

        (i)   Upon the request of the Agent: (A) if a Letter of Credit Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing; or (B) if, as of the Letter of Credit Expiration Date, any Letter of Credit for any reason remains outstanding and partially or wholly undrawn, the SPV shall promptly (but in any event within one (1) Business Day) Cash Collateralize the then-outstanding amount of the Letter of Credit Liability (determined as of the date of such L/C Borrowing or the Letter of Credit Expiration Date, as the case may be).

        (ii)   In addition, if the Agent notifies the SPV at any time that the outstanding amount of the Letter of Credit Liability at such time exceeds the Letter of Credit Sublimit then in effect, then the SPV shall Cash Collateralize the Letter of Credit Liability in an amount equal to the amount by which the outstanding amount of the Letter of Credit Liability exceeds the Letter of Credit Sublimit, promptly upon receipt of such notice (but in no event later than two (2) Business Days thereafter), with proceeds from an Investment hereunder, up to the Available Commitment at such time. The SPV hereby grants to the Agent, for the benefit of the Letter of Credit Issuers and the other Secured Parties, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, interest bearing deposit accounts at the Agent (*provided* that: (x) any interest accrued on any such deposit account shall be payable to the SPV only upon the full and final payment of the Asset Interest; and (y) upon the continuance of a Termination Event, any such interest accrued to the date thereof shall be applied to reduce the Net Investment). All Cash Collateral provided by the SPV hereunder shall be made with funds other than Collections (except for amounts returned to the SPV pursuant to Section 2.12(c)(vi)).

        (iii)   Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.17(g), Section 3.4(d) or Section 11.8(b) in respect of Letters of Credit shall be held and applied to the satisfaction of the specific Letter of Credit Liability, obligations to fund participations therein (including, as to Cash Collateral provided by a Committed Investor that has defaulted on its obligations to fund such a participation, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided for herein. In the event the aggregate Cash Collateral amounts on deposit exceed the Letter of Credit Liability, such excess amount shall be distributed pursuant to Section 2.12.

    (h)   Letter of Credit Fees. Letter of Credit Fees shall be due and payable by the SPV in accordance with Sections 2.5(b) and 2.12 of this Agreement.

    (i)   Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Documents, the terms hereof shall control.

(j)   Applicability of ISP98. Unless otherwise expressly agreed by the SPV and any Letter of Credit Issuer (solely with respect to Letters of Credit issued by it), when a Letter of Credit is issued the rules of the ISP shall apply to each Letter of Credit.

ARTICLE III

ADDITIONAL COMMITTED INVESTOR PROVISIONS

SECTION 3.1 Assignment to Committed Investors.

(a)   Assignment Amounts. With respect to any Investor Group with a Conduit Investor, at any time on or prior to the Commitment Termination Date for the applicable Conduit Investor, if the related Administrator on behalf of such Conduit Investor in such Investor Group so elects, by written notice to the Agent, the SPV hereby irrevocably requests and directs that such Conduit Investor assign, and such Conduit Investor does hereby assign effective on the Assignment Date referred to below all or such portions as may be elected by the Conduit Investor of its interest in the Net Investment and the Asset Interest at such time to the Committed Investors in its Investor Group pursuant to this Section 3.1 and the SPV hereby agrees to pay the amounts described in Section 3.1(b); *provided* that unless such assignment is an assignment of all of such Conduit Investor's interest in the Net Investment and the Asset Interest in whole on or after such Conduit Investment Termination Date, no such assignment shall take place pursuant to this Section 3.1 if a Termination Event described in Section 8.1(g) shall then exist; and *provided further* that no such assignment shall take place pursuant to this Section 3.1 at a time when an Event of Bankruptcy with respect to such Conduit Investor exists. No further documentation or action on the part of such Conduit Investor or the SPV shall be required to exercise the rights set forth in the immediately preceding sentence, other than the giving of the notice by the related Administrator on behalf of such Conduit Investor referred to in such sentence and the delivery by the related Administrator of a copy of such notice to each Committed Investor in its Investor Group (the date of the receipt by such Administrator of any such notice being the "Assignment Date"). Each related Committed Investor hereby agrees, unconditionally and irrevocably and under all circumstances, without setoff, counterclaim or defense of any kind, to pay the full amount of its Assignment Amount on such Assignment Date to the applicable Conduit Investor in immediately available funds to an account designated by the related Administrator. Upon payment of its Assignment Amount, each related Committed Investor shall acquire an interest in the Asset Interest and the Net Investment equal to its pro rata share (based on the outstanding portions of the Net Investment funded by it) of the assigned portion of the Net Investment. Upon any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group on or after the Conduit Investment Termination Date as contemplated hereunder, such Conduit Investor shall cease to make any additional Investments or Reinvestments hereunder. At all times prior to the Conduit Investment Termination Date, nothing herein shall prevent the Conduit Investor from making a subsequent Investment or Reinvestment hereunder, in its sole discretion, following any assignment pursuant to this Section 3.1 or from making more than one assignment pursuant to this Section 3.1.

(b)   Additional Assignment Amount; Increase in Net Investment. As additional consideration for the interests assigned to the Committed Investors, the Committed Investors in the applicable Investor Group (in accordance with their Pro Rata Shares) shall pay to the

applicable Administrator, for the account of the applicable Uncommitted Investor, in connection with any assignment by such Uncommitted Investor to the Committed Investors in its Investor Group pursuant to this <u>Section 3.1</u>, an aggregate amount equal to all Yield to accrue through the end of the current Rate Period to the extent attributable to the portion of the Net Investment so assigned to the Committed Investors (which Yield shall be determined for such purpose using the CP Rate most recently determined by the applicable Administrator) (as determined immediately prior to giving effect to such assignment), <u>plus</u> all other Aggregate Unpaids then owing to such Uncommitted Investor (other than the Net Investment and other than any Yield not described above) related to the portion of the Net Investment so assigned to the Committed Investors in its Investor Group. The amount of the "Net Investment" hereunder held by the Committed Investors shall be increased by an amount equal to the additional amount so paid by the Committed Investors.

(c)   <u>Administration of Agreement after Assignment from Conduit Investor to Committed Investors following the Conduit Investment Termination Date</u>. After any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group pursuant to this Section 3.1 at any time on or after the related Conduit Investment Termination Date (and the payment of all amounts owing to the Conduit Investor in connection therewith), all rights of the applicable Administrator set forth herein shall be given to the Managing Agent on behalf of the applicable Committed Investors instead of the Administrator.

(d)   <u>Payments to Agent's Account</u>. After any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group pursuant to this <u>Section 3.1</u> at any time on or after the related Conduit Investment Termination Date, all payments to be made hereunder by the SPV or the Master Servicer to such Conduit Investor shall be made to the applicable Managing Agent's account as such account shall have been notified to the SPV and the Master Servicer.

(e)   <u>Recovery of Net Investment</u>. In the event that the aggregate of the Assignment Amounts paid by the Committed Investors pursuant to this <u>Section 3.1</u> on any Assignment Date occurring on or after the Conduit Investment Termination Date is less than the Net Investment of the Conduit Investor on such Assignment Date, then to the extent Collections thereafter received by its Managing Agent hereunder in respect of the Net Investment exceed the aggregate of the unrecovered Assignment Amounts and Net Investment funded by such Committed Investors, such excess shall be remitted by such Managing Agent to the Conduit Investor (or to the applicable Administrator on its behalf) for the account of the Conduit Investor.

SECTION 3.2 <u>Downgrade of Committed Investor</u>. (a) <u>Downgrades Generally</u>. If at any time on or prior to the Commitment Termination Date for a Conduit Investor, the short term debt rating of any Committed Investor in such Conduit Investor's Investor Group shall be "A-2" or "P-2" from S&P or Moody's, respectively, with negative credit implications, such Committed Investor, upon request of its Managing Agent, shall, within thirty (30) days of such request, assign its rights and obligations hereunder to another financial institution (which institution's short term debt shall be rated at least "A-2" or "P-2" from S&P or Moody's, respectively, and which shall not be so rated with negative credit implications and which is acceptable to the Conduit Investor and its Managing Agent). If the short-term debt rating of a Committed Investor shall be "A-3" or "P-3", or lower, from S&P or Moody's, respectively (or such rating shall have

-44-

been withdrawn by S&P or Moody's), such Committed Investor, upon request of its Managing Agent, shall, within five (5) Business Days of such request, assign its rights and obligations hereunder to another financial institution (which institution's short term debt shall be rated at least "A-2" or "P-2", from S&P or Moody's, respectively, and which shall not be so rated with negative credit implications and which is acceptable to the applicable Conduit Investor and its Managing Agent). In either such case, if any such Committed Investor shall not have assigned its rights and obligations under this Agreement within the applicable time period described above (in either such case, the "Required Downgrade Assignment Period"), its Managing Agent on behalf of the applicable Conduit Investor shall have the right to require such Committed Investor to pay upon one (1) Business Days' notice at any time after the Required Downgrade Assignment Period (and each such Committed Investor hereby agrees in such event to pay within such time) to such Managing Agent an amount equal to such Committed Investor's unused Commitment (a "Downgrade Draw") for deposit by such Managing Agent into an account, in the name of such Managing Agent (a "Downgrade Collateral Account"), which shall be in satisfaction of such Committed Investor's obligations to make Investments and L/C Borrowings and to pay its Assignment Amount upon an assignment from a Conduit Investor in accordance with Section 3.1; *provided* that if, during the Required Downgrade Assignment Period, such Committed Investor delivers a written notice to such Managing Agent of its intent to deliver a direct pay irrevocable letter of credit pursuant to this proviso in lieu of the payment required to fund the Downgrade Draw, then such Committed Investor will not be required to fund such Downgrade Draw. If any Committed Investor gives its Managing Agent such notice, then such Committed Investor shall, within one (1) Business Day after the Required Downgrade Assignment Period, deliver to such Managing Agent a direct pay irrevocable letter of credit in favor of such Managing Agent in an amount equal to the unused portion of such Committed Investor's Commitment, which letter of credit shall be issued through an United States office of a bank or other financial institution (i) whose short-term debt ratings by S&P and Moody's are at least equal to the ratings assigned by such statistical rating organization to the Commercial Paper of its related Conduit Investor and (ii) that is acceptable to the applicable Conduit Investor and its Managing Agent. Such letter of credit shall provide that the Managing Agent may draw thereon for payment of any Investment, L/C Borrowing or Assignment Amount payable by such Committed Investor which is not paid hereunder when required, shall expire no earlier than the related Commitment Termination Date and shall otherwise be in form and substance acceptable to the Managing Agent.

(b)   Application of Funds in Downgrade Collateral Account. If any Committed Investor shall be required pursuant to Section 3.2(a) to fund a Downgrade Draw, then its Managing Agent shall apply the monies in the Downgrade Collateral Account applicable to such Committed Investor's share of Investments and L/C Borrowings required to be made by the Committed Investors and to any Assignment Amount payable by such Committed Investor pursuant to Section 3.1 at the times, in the manner and subject to the conditions precedent set forth in this Agreement. The deposit of monies in such Downgrade Collateral Account by any Committed Investor shall not constitute an Investment, L/C Borrowing or the payment of any Assignment Amount (and such Committed Investor shall not be entitled to interest on such monies except as provided below in this Section 3.2(b), unless and until (and then only to the extent that) such monies are used to fund Investments and L/C Borrowings or to pay any Assignment Amount. The amount on deposit in such Downgrade Collateral Account shall be invested by the applicable Managing Agent in Eligible

Investments and such Eligible Investments shall be selected by the applicable Managing Agent in its sole discretion. The Agent shall remit to such Committed Investor, on the last Business Day of each month, the income actually received thereon. Unless required to be released as provided below in this subsection, Collections received by the Agent in respect of such Committed Investor's portion of the Net Investment shall be deposited in the Downgrade Collateral Account for such Committed Investor. Amounts on deposit in such Downgrade Collateral Account shall be released to such Committed Investor (or the stated amount of the letter of credit delivered by such Committed Investor pursuant to subsection (a) above may be reduced) within one (1) Business Day after each Settlement Date following the Termination Date to the extent that, after giving effect to the distributions made and received by the Investors on such Settlement Date, the amount on deposit in such Downgrade Collateral Account would exceed such Committed Investor's pro rata share (determined as of the day prior to the Termination Date) of the sum of all Portions of Investment then funded by the applicable Conduit Investor, plus the Interest Component. All amounts remaining in such Downgrade Collateral Account shall be released to such Committed Investor no later than the Business Day immediately following the earliest of (i) the effective date of any replacement of such Committed Investor or removal of such Committed Investor as a party to this Agreement, (ii) the date on which such Committed Investor shall furnish its Managing Agent with confirmation that such Committed Investor shall have short-term debt ratings of at least "A-2" or "P-2" from S&P and Moody's, respectively, without negative credit implications, and (iii) the Commitment Termination Date (or if earlier, the Commitment Termination Date in effect prior to any renewal pursuant to Section 3.3 to which such Committed Investor does not consent. Nothing in this Section 3.2 shall affect or diminish in any way any such downgraded Committed Investor's Commitment to the SPV or the applicable Conduit Investor or such downgraded Committed Investor's other obligations and liabilities hereunder and under the other Transaction Documents.

(c) Program Support Agreement Downgrade Provisions. Notwithstanding the other provisions of this Section 3.2, a Committed Investor shall not be required to make a Downgrade Draw (or provide for the issuance of a letter of credit in lieu thereof) pursuant to Section 3.2(a) at a time when such Committed Investor has a downgrade collateral account (or letter of credit in lieu thereof) established pursuant to the Program Support Agreement relating to the transactions contemplated by this Agreement to which it is a party in an amount at least equal to its unused Commitment, and its Managing Agent may apply monies in such downgrade collateral account in the manner described in Section 3.2(b) as if such downgrade collateral account were a Downgrade Collateral Account.

SECTION 3.3 Non-Renewing Committed Investors. If at any time the SPV requests that the Committed Investors renew their Commitments hereunder and some but less than all the Committed Investors consent to such renewal within thirty (30) days of the SPV's request, the SPV may arrange for an assignment, and such non-consenting Committed Investors shall agree to assign, to one or more financial institutions acceptable to the related Conduit Investor and the SPV of all the rights and obligations hereunder of each such non-consenting Committed Investor in accordance with Section 11.8. Any such assignment shall become effective on the then-current Commitment Termination Date. Each Committed Investor which does not so consent to any renewal shall cooperate fully with the SPV in effectuating any such assignment. If none or less than all the Commitments of the non-renewing Committed Investors are so assigned as provided above, then the Commitment Termination Date shall not be renewed.

SECTION 3.4 <u>Replacement of Investor Group</u>. Notwithstanding any other provision of the Transaction Documents and so long as no Termination Event exists and is continuing, if any Committed Investor and its Affiliates ceases to be a party to the Ashland Credit Agreement as a lender thereunder and fails to consent to the Financial Covenants, the SPV may, at its sole expense, upon written notice to the Managing Agent for such Committed Investor and the Agent, (i) remove such Committed Investor and its Investor Group as a party hereto or (ii) require such Committed Investor and its Investor Group to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, <u>Section 11.8(b)</u>), all of its interests, rights and obligations under this Agreement and the related Transaction Documents to a new or existing Committed Investor who agrees to assume such obligations, <u>provided</u> that:

(a)   the Managing Agent for such Committed Investor shall, on behalf of its Investor Group, have received payment of an amount equal to the Aggregate Unpaids due and payable to its Investor Group hereunder and under the other Transaction Documents from the SPV in the case of a removal pursuant to <u>clause (i)</u> above or from the assignee and the SPV, as applicable, in the case of an assignment pursuant to <u>clause (ii)</u> above;

(b)   in the case of an assignment pursuant to <u>clause (ii)</u> above, such assignment does not conflict with applicable law;

(c)   a Committed Investor and its Investor Group shall not be required to be removed from this Agreement or make any such assignment or delegation if, prior thereto, as a result of a waiver or consent by such Committed Investor or otherwise, the circumstances entitling the SPV to require such removal or such assignment and delegation cease to apply;

(d)   in the case of a removal pursuant to <u>clause (i)</u> above, the Maximum Commitment shall (x) be reduced by the corresponding amount of such Committed Investor's Commitment and (y) if applicable, concurrently increased up to the amount of the removed Committed Investor's Commitment by the Commitment of any existing Committed Investor that has, in its sole discretion, consented to increase its Commitment or new Committed Investor that has joined this Agreement by execution of a separate joinder agreement hereto, subject to the consent of the Managing Agents (in their sole discretion); <u>provided</u> that, such consent shall not be required if the SPV (with funds other than Collections (except for amounts returned to the SPV pursuant to <u>Section 2.12(c)(vi)</u>) has fully Cash Collateralized the Fronting Exposure with respect to such new Committed Investor and agrees that it will continue to do so in connection with each future Letter of Credit issuance hereunder; <u>provided</u> <u>further</u> that in no event shall the Maximum Commitment be reduced such that the Net Investment will exceed the Available Commitment; and

(e)   such removal or assignment shall be made upon not less than ten (10) Business Days' notice delivered by the SPV to the Managing Agent for such Committed Investor and the Agent. Any Investor required to assign pursuant to this <u>Section 3.4</u> shall have no duty to procure an assignee.

The foregoing removal or assignment will be effective on the date specified in the notice delivered by the SPV to the applicable Managing Agent and the Agent, subject to the satisfaction of the conditions thereto set forth in this Section 3.4.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.1 Representations and Warranties of the SPV and the Initial Master Servicer. Each of the SPV and the initial Master Servicer represents and warrants to the Agent, each Managing Agent, the Administrators, the Investors and the other Secured Parties, as to itself only, that, on the Closing Date, on each Investment Date, on each L/C Issuance Date and on each date of Reinvestment:

(a) Corporate Existence and Power. It (i) is validly existing and in good standing under the laws of its jurisdiction of formation, (ii) with respect to the SPV, was duly organized, (iii) has all corporate or limited liability company power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect) and (iv) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Authorization; No Contravention. The execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is a party (i) are within its corporate or limited liability company powers, (ii) have been duly authorized by all necessary corporate or limited liability company action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by this Agreement, all of which have been (or as of the Closing Date will have been) duly made and in full force and effect), other than any such action or approval as may be required pursuant to the laws of any Official Body outside of the United States in connection with any Foreign Receivable, (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any provision of any indenture, agreement or other instrument evidencing material Indebtedness to which it is a party or by which any of its property may be bound or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property except, with respect to clauses (B), (C) and (D) above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property (except as contemplated hereby).

(c) Binding Effect. Each of this Agreement and the other Transaction Documents to which it is a party has been duly executed and delivered and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally (whether at law or equity).

(d)   Perfection. In the case of the SPV, the representations and warranties set forth on Schedule 4.1(d) hereto are true and correct.

(e)   Accuracy of Information. None of the written information (including e-mail) heretofore, contemporaneously or hereafter furnished by the SPV, the Master Servicer, any Originator or any of their respective agents or advisors to any Investor, any Managing Agent or the Agent for purposes of or in connection with any Transaction Document or any transaction contemplated hereby or thereby contains or will contain any statement which is untrue or misleading in any material respect on the date as of which such information is provided, dated or certified, and no such item of information contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, as the case may be; *provided* that any such information delivered subsequent to any other written information and on the same subject matter shall, solely to the extent each such item of information is delivered to the same addressee, supersede such earlier delivered information unless the SPV, the applicable Originator or the Master Servicer shall expressly state otherwise in writing. No written information (including e-mail) (subject to the proviso of the preceding sentence) contained in any report or certificate delivered pursuant to this Agreement or any other Transaction Document shall omit to state any material fact necessary to make the statements contained therein not misleading on the date as of which such information is dated or certified. With respect to any projections, budgets and other forward looking financial information, it is understood and agreed that (i) any forward-looking information furnished by the SPV, any Originator or the Master Servicer is subject to inherent uncertainties and contingencies, which may be beyond the control of such Person, (ii) no assurance is given by the SPV, any Originator or the Master Servicer that the results or forecast in any such forward-looking information will be realized and (iii) the actual results may differ from the forecast results set forth in such forward-looking information and such differences may be material. Furthermore, no representation or warranty is made with respect to information of a general economic or general industry nature. Notwithstanding anything in the forgoing paragraph, it is understood and agreed that this Section 4.1(e) shall not apply to any matters addressed by Section 4.1 (k).

(f)   Tax Status. It has (i) timely filed all United States federal tax returns and all other material tax returns required to be filed by it and (ii) paid or made adequate provision for the payment of all taxes, assessments and other material governmental charges, other than (A) those taxes, assessments, or charges that are being contested in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP have been provided or (B) those taxes, assessments and other governmental charges, the non-payment of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)   Action, Suits. It is not in violation of any order of any Official Body that would, individually or in the aggregate with all such other violations, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.1(g), there are no actions, suits, litigation or proceedings pending or, to its knowledge, threatened in writing against or affecting it or any of its Affiliates or their respective properties, in or before any Official Body, as to which there is a reasonable possibility of an adverse determination and that, if adversely

-49-

determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)   Use of Proceeds. In the case of the SPV, no proceeds of any Investment or Reinvestment will be used by it (i) to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, (ii) to acquire any equity security of a class which is registered pursuant to Section 12 of such act or (iii) for any other purpose that violates applicable Law, including Regulation U of the Federal Reserve Board.

(i)   Principal Place of Business; Chief Executive Office; Location of Records. Its principal place of business, chief executive office and the offices where it keeps all its Records, are located at the address(es) described on Schedule 4.1(i) or such other locations notified to each Managing Agent in accordance with Section 7.7 in jurisdictions where all action required by Section 7.7 has been taken and completed.

(j)   Subsidiaries; Tradenames, Etc. In the case of the SPV, as of the Closing Date: (i) it has no Subsidiaries; and (ii) it has not, within the last five (5) years, operated under any tradename other than its legal name, and, within the last five (5) years, it has not changed its name, merged with or into or consolidated with any other Person or been the subject of any proceeding under the Bankruptcy Code. Schedule 4.1(j) lists the correct Federal Employer Identification Number of the SPV.

(k)   Nature of Receivables. Each Receivable (i) represented by it to be an Eligible Receivable in any Master Servicer Report or (ii) included in the calculation of the Net Pool Balance in such Master Servicer Report or any Request for Credit Extension in fact satisfies at the time of such calculation the definition of "Eligible Receivable" set forth herein. On the date of the applicable initial Investment therein by the Investors hereunder, it has no knowledge of any fact (including any defaults by the Obligor thereunder on any other Receivable) that would cause it or should have caused it to expect any payments on such Eligible Receivable not to be paid in full when due.

(l)   Coverage Requirement. In the case of the SPV, the sum of the Net Investment plus the Required Reserves does not exceed the Net Pool Balance.

(m)   Credit and Collection Policy. It has at all times complied in all material respects with the Credit and Collection Policy with regard to each Eligible Receivable.

(n)   Material Adverse Effect. Since the Closing Date there has been no Material Adverse Effect (for the avoidance of doubt, it is understood and agreed that this representation will not be made on the Closing Date).

(o)   No Termination Event or Potential Termination Event. In the case of the SPV, no event has occurred and is continuing and no condition exists which constitutes a Termination Event or a Potential Termination Event.

(p)   Not an Investment Company or Holding Company. It is not, and is not controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, or is exempt from all provisions of such act.

(q)   ERISA. No steps have been taken by any Person to terminate any Pension Plan the assets of which are not sufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), no contribution failure has occurred or is expected to occur with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA, and each Pension Plan has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Code.

(r)   Blocked Accounts. The names and addresses of all the Blocked Account Banks, together with the account numbers of the Blocked Accounts at such Blocked Account Banks, are specified in Schedule 4.1(r) (or at such other Blocked Account Banks and/or with such other Blocked Accounts as have been notified in writing to each Managing Agent and for which Blocked Account Agreements have been executed in accordance with Section 7.3 and delivered to the Master Servicer and the Agent). All Blocked Accounts are subject to Blocked Account Agreements. All Obligors (other than Obligors of Foreign Currency Receivables) have been instructed to make payment to a Blocked Account; provided that if cash or cash proceeds other than Collections on Receivables are deposited into a Blocked Account, including any errant payments, payments on Retained Receivables or payments on Non-Originator Receivables ("Excluded Amounts"), such Excluded Amounts shall not constitute Related Security, and the Agent shall have no right, title or interest in any such Excluded Amounts.

(s)   Bulk Sales. In the case of the SPV, no transaction contemplated hereby or by the First Tier Agreement requires compliance with any bulk sales act or similar law.

(t)   Transfers Under First Tier Agreement. In the case of the SPV, each Receivable has been purchased or otherwise acquired by it from the applicable Originator pursuant to, and in accordance with, the terms of the First Tier Agreement.

(u)   Preference; Voidability. The SPV represents and warrants that each remittance of Collections by or on behalf of the SPV to the Investors (or to the Managing Agent on behalf of each Investor) under this Agreement will have been (i) in payment of an obligation incurred by the SPV in the ordinary course of business or financial affairs of the SPV and (ii) made in the ordinary course of business or financial affairs of the SPV.

(v)   Compliance with Applicable Laws; Licenses, etc. (i) Each of the SPV and Master Servicer is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all Official Bodies (including the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Receivables), except to the extent any non-compliance, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; *provided* that no representation or warranty is made with respect to the laws, rules, regulations, and orders of Official Bodies outside of the United States with respect to Foreign Receivables.

(ii)   the SPV has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct

of its business (including any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Receivables and other related assets), except to the extent any violation or failure to obtain would not be reasonably likely to have a Material Adverse Effect.

(w)   Nonconsolidation. The SPV is operated in such a manner that the separate corporate existence of the SPV, on the one hand, and the Master Servicer and each Originator or any Affiliate thereof, on the other, would not be disregarded in the event of the bankruptcy or insolvency of the Master Servicer, such Originator or any Affiliate thereof and, without limiting the generality of the foregoing:

(i)   the SPV is a limited purpose entity whose activities are restricted in its organizational documents to activities related to purchasing or otherwise acquiring receivables (including the Receivables) and related assets and rights and conducting any related or incidental business or activities it deems necessary or appropriate to carry out its primary purpose, including entering into the Transaction Documents;

(ii)   (a) the SPV has not engaged, and does not presently engage, in any activity other than those activities expressly permitted hereunder and under the other Transaction Documents, except with the prior written consent of each Managing Agent in its sole discretion, and (b) the SPV has not entered into any agreement other than this Agreement, the other Transaction Documents to which it is a party, an administration agreement with Ashland and a services agreement with its independent manager, and with the prior written consent of the Agent, any other agreement necessary to carry out more effectively the provisions and purposes hereof or thereof;

(iii)   (A) the SPV maintains its own deposit account or accounts, separate from those of any of its Affiliates, with commercial banking institutions, (B) the funds of the SPV are not and have not been diverted to any other Person or for other than the corporate use of the SPV and (C) except as may be expressly permitted by this Agreement, the funds of the SPV are not and have not been commingled with those of any of its Affiliates;

(iv)   to the extent that the SPV contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing are fairly allocated to or among the SPV and such entities for whose benefit the goods and services are provided, and each of the SPV and each such entity bears its fair share of such costs; and all material transactions between the SPV and any of its Affiliates shall be on an arm's-length basis;

(v)   the SPV maintains a principal executive and administrative office through which its business is conducted and a telephone number and stationery through which all business correspondence and communication are conducted, in each case separate from those of any Originator and its Affiliates;

(vi)   the SPV conducts its affairs strictly in accordance with its organizational documents and observes all necessary, appropriate and customary limited liability

company formalities, including (A) holding all regular and special directors'/managers' meetings appropriate to authorize all limited liability company action, (B) keeping separate and accurate minutes of such meetings, (C) passing all resolutions or consents necessary to authorize actions taken or to be taken, and (D) maintaining accurate and separate books, records and accounts, including intercompany transaction accounts;

(vii)   all decisions with respect to its business and daily operations are independently made by the SPV (although the officer making any particular decision may also be an employee, officer or director of an Affiliate of the SPV) and are not dictated by any Affiliate of the SPV (it being understood that the Master Servicer, which is an Affiliate of the SPV, will undertake and perform all of the operations, functions and obligations of it set forth herein and it may appoint Sub-Servicers, which may be Affiliates of the SPV, to perform certain of such operations, functions and obligations);

(viii)   the SPV acts solely in its own name and through its own authorized officers and agents, and no Affiliate of the SPV shall be appointed to act as its agent, except as expressly contemplated by this Agreement;

(ix)   no Affiliate of the SPV advances funds to the SPV, other than as is otherwise provided herein or in the other Transaction Documents, and no Affiliate of the SPV otherwise supplies funds to, or guaranties debts of, the SPV; *provided* that an Affiliate of the SPV may provide funds to the SPV in connection with the capitalization of the SPV;

(x)   other than organizational expenses and as expressly provided herein, the SPV pays all expenses, Indebtedness and other obligations incurred by it;

(xi)   the SPV does not guarantee, and is not otherwise liable, with respect to any obligation of any of its Affiliates; *provided* that a portion of its purchase price for the Receivables and Affected Assets may take the form of the arrangement of Letters of Credit hereunder for the benefit of one or more Originators;

(xii)   any financial reports required of the SPV comply with GAAP and are issued separately from, but may be consolidated with, any reports prepared for any of its Affiliates;

(xiii)   at all times the SPV is adequately capitalized to engage in the transactions contemplated in its organizational documents;

(xiv)   the financial statements and books and records of the SPV and the Originators reflect the separate limited liability company existence of the SPV;

(xv)   the SPV does not act as agent for any of the Originators or any Affiliate thereof, but instead presents itself to the public as an entity separate from each such Person and independently engaged in the business of purchasing and financing Receivables;

(xvi)　　　the SPV maintains a three-person board of managers, including at least one independent manager, who has never been, and shall at no time be an equity owner, director, officer, employee or associate, or any relative of the foregoing, of any Originator or any Affiliate thereof (other than the SPV and any other bankruptcy-remote special purpose entity formed for the sole purpose of securitizing, or facilitating the securitization of, financial assets of any Originator or any Affiliate thereof), all as provided in its organizational documents, and is otherwise reasonably acceptable to the Agent;

(xvii)　　　the organizational documents of the SPV require the affirmative vote of the independent manager before a voluntary petition under Section 301 of the Bankruptcy Code may be filed by the SPV; and

(xviii)　　　the SPV complies in all material respects with (and causes to be true and correct in all material respects) each of the facts and assumptions relating to it contained in the opinion(s) of Squire Sanders (US) LLP, delivered pursuant to <u>Section 5.1(m)</u>.

(x)　　　<u>Other Debt</u>. Except as provided herein, the SPV has not created, incurred, assumed or suffered to exist any Indebtedness whether current or funded, or any other expense, fee, obligation or liability other than (i) Indebtedness of the SPV representing fees, expenses and indemnities arising hereunder or under the First Tier Agreement for the purchase price of the Receivables and other Affected Assets under the First Tier Agreement, (ii) Indebtedness to one or more Originators for the Deferred Purchase Price and (iii) other outstanding Indebtedness, expenses, fees or obligations incurred in the ordinary course of its business each in an amount that does not exceed $13,000; *provided* that all reasonable legal and accounting expenses and fees incurred in connection with this Agreement shall be permitted.

(y)　　　<u>Representations and Warranties in other Related Documents</u>. In the case of the SPV, each of the representations and warranties made by it contained in the Transaction Documents (other than this Agreement) is true, complete and correct in all material respects (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which is true, complete and correct in all respects) and it hereby makes each such representation and warranty to, and for the benefit of, the Agent, each Managing Agent, the Administrators, the Investors and the other Secured Parties as if the same were set forth in full herein.

(z)　　　<u>No Master Servicer Default</u>. In the case of the Master Servicer, no event has occurred and is continuing and no condition exists which constitutes or may reasonably be expected to constitute a Master Servicer Default.

(aa)　　　<u>Transaction Information</u>. Except as permitted in accordance with <u>Section 6.2(l)</u> or, following the Closing Date, as may be required by Law, (i) neither the SPV nor the Master Servicer have contracted with any NRSRO to provide a rating in connection with this Receivables Facility, other than as disclosed in writing to each Managing Agent, (ii) the intent of the parties hereto in all respects is that none of this Agreement, the related Transaction Documents, or any other document or agreement (whether written or oral) constitute a contract or direction of any sort by any Conduit Investor or Managing Agent for the SPV or the Master

Servicer to provide any Transaction Information to any NRSRO, (iii) no Conduit Investor, Managing Agent or other Person has contracted with or directed the SPV or the Master Servicer to provide Transaction Information to any NRSRO for any purpose, including for purposes of monitoring the ratings of its related Commercial Paper, and (iv) neither the SPV nor the Master Servicer have delivered, in writing or verbally, any substantive communications with respect to Transaction Information with any NRSRO which to its knowledge was communicated in relation to the ratings of any Conduit Investor's Commercial Paper.

ARTICLE V

CONDITIONS PRECEDENT

SECTION 5.1 Conditions Precedent to Closing. The occurrence of the Closing Date and the effectiveness of the Commitments hereunder shall be subject to the conditions precedent that (i) the SPV or the Originators shall have paid in full (A) all amounts required to be paid by each of them on or prior to the Closing Date pursuant to the Fee Letters and (B) the fees and expenses described in clause (i) of Section 9.4(a) and invoiced prior to the Closing Date, and (ii) each Managing Agent shall have received, for itself and each of the Investors in its Investor Group, an original (unless otherwise indicated) of each of the following documents, each in form and substance satisfactory to each Managing Agent:

(a)   A duly executed counterpart of this Agreement, the First Tier Agreement, the Fee Letters and each of the other Transaction Documents executed by the Originators, the SPV or the Master Servicer, as applicable.

(b)   A certificate, substantially in the form of Exhibit G, of the secretary or assistant secretary of the SPV, certifying and attaching as exhibits thereto, among other things:

(i)   the organizational documents;

(ii)   resolutions of the board of managers or other governing body of the SPV authorizing the execution, delivery and performance by the SPV of this Agreement, the First Tier Agreement and the other Transaction Documents to be delivered by the SPV hereunder or thereunder and all other documents evidencing necessary limited liability company action and government approvals, if any; and

(iii)   the incumbency, authority and signature of each officer of the SPV executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on behalf of the SPV.

(c)   A certificate, substantially in the form of Exhibit H, of the secretary or assistant secretary of each Originator and the Master Servicer certifying and attaching as exhibits thereto, among other things:

(i)   the articles of incorporation or other organizing document of each Originator and the Master Servicer (certified by the Secretary of State or other similar official of its jurisdiction of incorporation or organization, as applicable, as of a recent date);

(ii)   the by-laws of each Originator and the Master Servicer;

(iii)   resolutions of the board of directors or other governing body of each Originator and the Master Servicer authorizing the execution, delivery and performance by it of this Agreement, the First Tier Agreement and the other Transaction Documents to be delivered by it hereunder or thereunder and all other documents evidencing necessary corporate action (including shareholder consents) and government approvals, if any; and

(iv)   the incumbency, authority and signature of each officer of each of the Originators and the Master Servicer executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on its behalf.

(d)   A good standing certificate for the SPV issued by the Secretary of State or a similar official of the SPV's jurisdiction of formation, as applicable, and certificates of qualification as a foreign entity issued by the Secretaries of State or other similar officials of each jurisdiction where such qualification is material to the transactions contemplated by this Agreement and the other Transaction Documents, in each case, dated as of a recent date.

(e)   A good standing certificate for each of the Originators and the Master Servicer issued by the Secretary of State or a similar official of its jurisdiction of incorporation or organization, as applicable, and certificates of qualification as a foreign corporation issued by the Secretaries of State or other similar officials of each jurisdiction where such qualification is material to the transactions contemplated by this Agreement and the other Transaction Documents, in each case, dated as of a recent date.

(f)   Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1) naming the SPV, as debtor, in favor of the Agent, as secured party, for the benefit of the Secured Parties or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the Agent's ownership or security interest in all Receivables and the other Affected Assets.

(g)   Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1), naming each Originator, as the debtor, in favor of the SPV, as assignor secured party, and the Agent, for the benefit of the Secured Parties, as assignee secured party, or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the SPV's ownership interest in all Receivables and the other Affected Assets.

(h)   Copies of proper financing statements (Form UCC-3), if any, necessary to terminate all security interests and other rights of any Person in Receivables or the other Affected Assets previously granted by each Originator.

(i)   Certified copies of requests for information or copies (Form UCC-11) (or a similar search report certified by parties acceptable to the Agent) dated a date reasonably near the Closing Date listing all effective financing statements which name the SPV or each Originator as debtor and which are filed in jurisdictions in which the filings were made pursuant

to clauses (f) or (g) above and such other jurisdictions where the Agent may reasonably request, together with copies of such financing statements, and similar search reports with respect to federal tax liens and liens of the Pension Benefit Guaranty Corporation in such jurisdictions.

(j)   Executed copies of the Blocked Account Agreements relating to each of the Blocked Accounts.

(k)   A favorable opinion, dated as of the Closing Date, of David Rines, Senior Counsel of Ashland, covering certain corporate matters with respect to the Master Servicer and the Originators in form and substance satisfactory to the Agent and Agent's counsel.

(l)   A favorable opinion, dated as of the Closing Date, of Squire Sanders (US) LLP, special counsel to the SPV, the Master Servicer and the Originators, covering certain corporate and UCC matters in form and substance satisfactory to the Agent and Agent's counsel.

(m)   A favorable opinion, dated as of the Closing Date, of Squire Sanders (US) LLP, special counsel to the SPV and the Originators, covering certain bankruptcy and insolvency matters in form and substance satisfactory to the Agent and Agent's counsel.

(n)   Satisfactory results of a review and audit of the Originators' collection, operating and reporting systems, Credit and Collection Policy, historical receivables data and accounts, including satisfactory results of a review of the Originators' operating location(s) and satisfactory review and approval of the Eligible Receivables in existence on the date of the initial purchase under the First Tier Agreement and a written outside audit report of a nationally-recognized accounting firm as to such matters.

(o)   Such other approvals, documents, instruments, certificates and opinions as the Agent, any Managing Agent, any Administrator or any Investor may reasonably request.

SECTION 5.2 Conditions Precedent to All Investments, Reinvestments and Letters of Credit. Each Investment hereunder (including the initial Investment), each Reinvestment hereunder and the obligation of each Letter of Credit Issuer to issue Letters of Credit hereunder shall be subject to the conditions precedent that (i) the Closing Date shall have occurred, and (ii) on the date of such Investment, Reinvestment or the issuance of such Letter of Credit, as the case may be, the following statements shall be true (and the SPV by accepting the amount of such Investment or Reinvestment or the delivery of such Letter of Credit shall be deemed to have certified that):

(a)   The representations and warranties contained in Section 4.1 are true, complete and correct in all material respects (except those representations and warranties qualified by materiality or by reference to a material adverse effect, which shall be true, complete and correct in all respects) on and as of such day as though made on and as of such day and shall be deemed to have been made on such day (unless such representations or warranties specifically refer to a previous day, in which case, they shall be true, complete and correct in all material respects (or, with respect to such representations or warranties as are qualified by materiality or by reference to a material adverse effect, true, complete and correct in all respects) on and as of such previous day); *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed

Collection and all required amounts with respect to which have been deposited into a Blocked Account.

(b) In the case of an Investment or an L/C Credit Extension, each Managing Agent shall have received a Request for Credit Extension, appropriately completed, within the time period required by Section 2.3 or 2.17, as applicable.

(c) In the case of an Investment or an L/C Credit Extension, the Agent and each Managing Agent shall have received a Master Servicer Report dated no more than 30 days prior to the proposed Investment Date or the proposed L/C Issuance Date, as applicable, which report, or a supplement thereto, shall include a calculation to reflect that the sum of the Net Investment and the Required Reserves will not exceed the Net Pool Balance after giving effect to such Investment or L/C Credit Extension, as applicable, and all information set forth therein shall be true, complete and correct in all material respects.

(d) The Termination Date has not occurred.

(e) In the case of an Investment, the amount of such Investment will not exceed the amount available therefor under Section 2.2 and, after giving effect thereto, the sum of the Net Investment and the Required Reserves will not exceed the Net Pool Balance.

(f) In the case of any L/C Credit Extension, after giving effect to such L/C Credit Extension, each of the requirements set forth in Section 2.17(a) shall be satisfied and the sum of the Net Investment and the Required Reserves will not exceed the Net Pool Balance.

ARTICLE VI

COVENANTS

SECTION 6.1 Affirmative Covenants of the SPV and Master Servicer. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a) Reporting Requirements. The SPV shall furnish to the Agent (with a copy to each Managing Agent):

(i) Annual Reporting. Within ninety (90) days after the close of Ashland's fiscal year (A) commencing with the fiscal year ending September 30, 2012, audited financial statements, prepared by a nationally-recognized accounting firm in accordance with GAAP on a consolidated basis for Ashland and its consolidated Subsidiaries, in each case, including consolidated and consolidating balance sheets as of the end of such period, and related consolidated and consolidating statements of income or operations, shareholders' equity and cash flows, accompanied by an unqualified audit report and opinion of independent certified public accountants of nationally recognized standing reasonably acceptable to the Agent and each Managing Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or similar qualification or exception or any qualification or exception as to the scope of such audit, and such financial statements

shall be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland to the effect that such consolidating statements are fairly stated in all material respects when considered in relation to the consolidated statements of Ashland and its consolidated Subsidiaries and (B) commencing with the fiscal year ending September 30, 2013, a report covering such fiscal year to the effect that Protiviti Inc. or any other audit firm reasonably acceptable to the Agent has applied certain agreed-upon procedures (which procedures shall be satisfactory to the Managing Agents and substantially in the form of those attached hereto as Schedule 6.1(a)), to certain documents and records relating to the Receivables under any Transaction Document, compared the information contained in the Master Servicer Reports delivered during the period covered by such report with such documents and records and that no matters came to the attention of such audit firm that caused them to believe that such servicing was not conducted in compliance with this Article VI, except for such exceptions as such audit firm shall believe to be immaterial and such other exceptions as shall be set forth in such statement. Within ninety (90) days after the close of the SPV's fiscal year, for the SPV, an unaudited consolidated and consolidating balance sheet of the SPV as at the end of such fiscal year, and the related unaudited consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal year and for the SPV's fiscal year then ended, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (or a comparable person on behalf of the SPV) as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the SPV in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (or a comparable person on behalf of the SPV) to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the SPV.

(ii)   Quarterly Reporting. Within forty-five (45) days after the close of the first three quarterly periods of each of the SPV's and Ashland's fiscal years (commencing with the fiscal quarter ending June 30, 2012), for (A) the SPV and (B) for Ashland and its consolidated Subsidiaries, in each case, an unaudited consolidated and consolidating balance sheet of the SPV and Ashland (together with its consolidated Subsidiaries) as at the end of such fiscal quarter, and the related unaudited consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal quarter and for the portion of each of the SPV's and Ashland's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (and a comparable person on behalf of the SPV) as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the SPV and Ashland (together with its Subsidiaries) in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of

Ashland (and a comparable person on behalf of the SPV) to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the SPV and Ashland (together with its Subsidiaries).

(iii)   Compliance Certificate. Not later than five (5) Business Days after the delivery of the financial statements referred to clauses (i) and (ii) immediately above, a compliance certificate signed by the SPV's and Ashland's, as applicable, chief financial officer certifying (in such person's corporate capacity and not individually), stating that (A) the attached financial statements have been prepared in accordance with GAAP and accurately reflect the financial condition of the SPV or Ashland and their respective consolidated Subsidiaries, as applicable (which in the case of quarterly financial statements shall be subject to normal year-end audit adjustments), (B) to the best of such Person's knowledge, no Termination Event or Potential Termination Event is continuing, or if any Termination Event or Potential Termination Event is continuing, stating the nature and status thereof and showing the computation of, and showing compliance with, each of the financial triggers set forth in Sections 7.5(e) and (f) and Sections 8.1(h), (i) and (j), and (C) each of the representations and warranties made by the SPV and Ashland, as applicable, in Article IV of this Agreement are true and correct in all material respects (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which is true and correct in all respects).

(iv)   Equityholders Statements and Reports. Promptly upon the furnishing thereof to the equityholders of the SPV, copies of all financial statements, reports and proxy statements so furnished.

(v)   SEC Filings. Promptly upon the filing thereof, copies of all registration statements and annual, quarterly, monthly or other regular reports and all special shareholder reports and proxy statements, if any, which any Originator or any Subsidiary thereof files with the U.S. Securities and Exchange Commission; *provided* that, so long as such reports are publicly available on the SEC's EDGAR website or any successor thereto, physical delivery of such documents shall not be required.

(vi)   Notice of Termination Events or Potential Termination Events; Etc. (A) As soon as possible and in any event within five (5) Business Days after it obtains knowledge of the occurrence of each Termination Event or Potential Termination Event, a statement of its chief financial officer or chief accounting officer setting forth details of such Termination Event or Potential Termination Event and the action which it proposes to take with respect thereto, which information shall be updated promptly from time to time upon the request of the Agent; (B) promptly after it obtains knowledge thereof, notice of any litigation, investigation or proceeding that may exist at any time between it and any Person, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect or any litigation or proceeding relating to any Transaction Document; and (C) promptly after knowledge of the occurrence thereof, notice of a Material Adverse Effect.

(vii)   Change in Credit and Collection Policy. At least ten (10) Business Days prior to the date any material change in or amendment to the Credit and Collection Policy is made, a copy of the Credit and Collection Policy then in effect indicating such change or amendment.

(viii)   Credit and Collection Policy. Within ninety (90) days after the close of each of the Originator's and the SPV's fiscal years, a complete copy of the Credit and Collection Policy then in effect, if requested by any Managing Agent in writing.

(ix)   ERISA. Promptly after the filing, giving or receiving thereof, copies of all reports and notices with respect to any Reportable Event pertaining to any Pension Plan and copies of any notice by any Person of its intent to terminate any Pension Plan, and promptly upon the occurrence thereof, written notice of any contribution failure with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA.

(x)   Change in Accountants or Accounting Policy. Promptly after the occurrence thereof, notice of any change in the accountants or accounting policy of the SPV or any of the Originators.

(xi)   Other Information. Such other financial information as the Agent, any Managing Agent or the Administrators may from time to time reasonably request with respect to any Originator, the SPV or the Master Servicer.

(b)   Conduct of Business; Ownership. Each of the SPV and the Master Servicer shall carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise (and, in the case of the Master Servicer, reasonable extensions of existing fields of enterprise) as it is presently conducted and do all things necessary to remain duly organized, validly existing and in good standing in its jurisdiction of formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to be so duly organized, in good standing or to maintain authority would not reasonably be expected to have a Material Adverse Effect. The SPV shall at all times be a wholly-owned Subsidiary of the Originators.

(c)   Compliance with Laws, Etc. Each of the SPV and the Master Servicer shall comply with all Laws to which it or its respective properties may be subject and preserve and maintain its corporate or limited liability company existence, rights, franchises, qualifications and privileges, except to the extent any non-compliance would not reasonably be expected to have a Material Adverse Effect.

(d)   Furnishing of Information and Inspection of Records. Each of the SPV and the Master Servicer shall furnish to each Managing Agent from time to time such information with respect to the Affected Assets as such Managing Agent may reasonably request, including listings identifying the Obligor and the Unpaid Balance for each Receivable. Each of the SPV and the Master Servicer shall, at any time and from time to time during regular business hours upon reasonable notice, as requested by a Managing Agent, permit such Managing Agent, or its agents or representatives, (i) to examine and make copies of and take abstracts from all books,

records and documents (including computer tapes and disks) relating to the Receivables or other Affected Assets, including the related Contracts and (ii) to visit the offices and properties of the SPV, each Originator or the Master Servicer, as applicable, for the purpose of examining such materials described in clause (i), and to discuss matters relating to the Affected Assets or the SPV's, each Originator's or the Master Servicer's performance hereunder, under the Contracts and under the other Transaction Documents to which such Person is a party with any of the officers, directors, employees or independent public accountants of the SPV, each Originator or the Master Servicer, as applicable, having knowledge of such matters; *provided* that unless a Termination Event or Potential Termination Event shall have occurred and be continuing, the SPV and the Master Servicer shall not be required to reimburse the expenses of more than one (1) such visit in the aggregate among the SPV and the Master Servicer per calendar year. Each Managing Agent shall give the SPV or the Master Servicer, as applicable, the opportunity to participate in any discussions with the SPV's, the Master Servicer's or any Originator's independent public accountants.

(e)   Keeping of Records and Books of Account. Each of the SPV and the Master Servicer shall maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, computer tapes, disks, records and other information, reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable). Each of the SPV and the Master Servicer shall give the Agent and each Managing Agent prompt notice of any material change in its administrative and operating procedures referred to in the previous sentence.

(f)   Performance and Compliance with Receivables, Contracts and Credit and Collection Policy. Each of the SPV and the Master Servicer shall, (i) at its own expense, timely and fully perform and comply with all material provisions, covenants and other promises required to be observed by it under the Contracts related to the Receivables in accordance with the Credit and Collection Policy; and (ii) timely and fully comply in all material respects with the Credit and Collection Policy in regard to each Eligible Receivable and the related Contract.

(g)   Notice of Agent's Interest. In the event that the SPV shall sell or otherwise transfer any interest in accounts receivable or any other financial assets (other than as contemplated by the Transaction Documents), any computer tapes or files or other documents or instruments provided by the Master Servicer in connection with any such sale or transfer shall disclose the SPV's ownership of the Receivables and the Agent's interest therein.

(h)   Collections. The SPV, the Originators and the Master Servicer have instructed, or shall instruct, all Obligors (other than Obligors of Foreign Currency Receivables) to cause all Collections to be deposited directly to a Blocked Account or to post office boxes to which only Blocked Account Banks have access and shall instruct the Blocked Account Banks to cause all items and amounts relating to such Collections received in such post office boxes to be removed and deposited into a Blocked Account on a daily basis.

(i)   Collections Received. The SPV, each Originator and the Master Servicer shall hold in trust, and deposit, promptly, but in any event not later than two (2) Business Days following its receipt thereof, to a Blocked Account, all Collections (other than Obligors of Foreign Currency Receivables) received by it from time to time.

(j)   Blocked Accounts. Each Blocked Account shall at all times be subject to a Blocked Account Agreement.

(k)   Sale Treatment. The SPV shall not (i) treat, the transactions contemplated by the First Tier Agreement in any manner other than as a sale or contribution (as applicable) of Receivables by the Originators to the SPV, except to the extent that such transactions are not recognized on account of consolidated financial reporting in accordance with GAAP or are disregarded for tax purposes or (ii) treat (other than for tax and accounting purposes) the transactions contemplated hereby in any manner other than as a sale of the Asset Interest by the SPV to the Agent on behalf of the Investors. In addition, the SPV shall disclose (in a footnote or otherwise) in all of its financial statements (including any such financial statements consolidated with any other Person's financial statements) the existence and nature of the transaction contemplated hereby and by the First Tier Agreement and the interest of the SPV (in the case of an Originator's financial statements) and the Agent, on behalf of the Investors, in the Affected Assets.

(l)   Separate Business; Nonconsolidation. The SPV shall not (i) engage in any business not permitted by its organizational documents or (ii) conduct its business or act in any other manner which is inconsistent with Section 4.1(w). In the event the SPV intends to appoint a new independent manager, the SPV shall provide written notice to the Agent not less than ten (10) days prior to the effective date of such appointment and shall certify that the designated Person satisfies the criteria set forth in Section 4.1(w)(xvi). Any such appointment of a new independent manager by the SPV shall require the written consent of each Managing Agent in its sole discretion; *provided* that no such consent shall be required if such new independent manager is an employee of Global Securitization Services, LLC, AMACAR Group, LLC, LordSPV Corp. Corporation Service Company or, in each case, any successor thereto.

(m)   Corporate Documents. The SPV shall only amend, alter, change or repeal its organizational documents with the prior written consent of each Managing Agent.

(n)   Ownership Interest, Etc. The SPV shall, at its expense, take all action necessary or desirable to establish and maintain a valid and enforceable ownership or security interest in the Receivables (other than Foreign Receivables), the Related Security and proceeds with respect thereto, and a first priority perfected security interest in the Affected Assets, in each case free and clear of any Adverse Claim, in favor of the Agent for the benefit of the Secured Parties, including taking such action to perfect, protect or more fully evidence the interest of the Agent, as any Managing Agent may request; *provided* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Master Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts.

(o)   Enforcement of First Tier Agreement. The SPV, on its own behalf and, during the continuation of a Termination Event or Potential Termination Event, on behalf of the Agent,

each Managing Agent and each Secured Party, shall promptly enforce all covenants and obligations of the Originators contained in the First Tier Agreement. During the continuation of a Termination Event or Potential Termination Event, the SPV shall deliver consents, approvals, directions, notices, waivers and take other actions under the First Tier Agreement as may be directed by any Managing Agent.

(p)   Perfection Covenants. The SPV shall comply with each of the covenants set forth in the Schedule 4.1(d) which are incorporated herein by reference.

(q)   Solvency of SPV. The fair value of the assets of the SPV, at a fair valuation, will, at all times prior to the Final Payout Date, exceed its debts and liabilities, subordinated, contingent or otherwise. The present fair saleable value of the property of the SPV, at all times prior to the Final Payout Date, will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured. The SPV will, at all times prior to the Final Payout Date, be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured. The SPV will not, at any time prior to the Final Payout Date, have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(r)   Good Title. In the case of the SPV, upon each Investment and Reinvestment, the Agent shall acquire a valid and enforceable perfected first priority ownership interest or a first priority perfected security interest in each Eligible Receivable and all other Affected Assets that exist on the date of such Investment or Reinvestment, with respect thereto, free and clear of any Adverse Claim.

SECTION 6.2 Negative Covenants of the SPV and Master Servicer. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a)   No Sales, Liens, Etc. (i) Except as otherwise provided herein and in the First Tier Agreement, neither the SPV nor the Master Servicer shall sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon (or the filing of any financing statement) or with respect to (A) any of the Affected Assets, or (B) any proceeds of inventory or goods, the sale of which may give rise to a Receivable, or assign any right to receive income in respect thereof and (ii) the SPV shall not issue any security to, or sell, transfer or otherwise dispose of any of its property or other assets (including the property sold to it by an Originator under Section 2.1 of the First Tier Agreement) to, any Person other than an Affiliate (which Affiliate is not a special purpose entity organized for the sole purpose of issuing asset backed securities) or as otherwise expressly provided for in the Transaction Documents; provided that nothing in the foregoing shall limit the right of the Originators to receive a Deemed Collection in respect of, or to repurchase, certain Receivables and Related Security in accordance with Sections 4.2(b) and 4.4 of the First Tier Agreement.

(b)   No Extension or Amendment of Receivables. Except as otherwise permitted in Section 7.2, neither the SPV nor the Master Servicer shall extend, amend or otherwise modify

the terms of any Receivable, or amend, modify or waive any term or condition of any Contract related thereto.

(c)   No Change in Business or Credit and Collection Policy. Neither the SPV nor the Master Servicer shall make any change in the character of its business or in the Credit and Collection Policy, which change would, in either case, impair the collectability of any Eligible Receivable or reasonably be expected to have a Material Adverse Effect.

(d)   No Subsidiaries, Mergers, Etc. The SPV shall not consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person. The Master Servicer shall not consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person, unless (i) no Termination Event would be expected to occur as a result of such transaction and (ii) if the surviving entity of such merger or the lessee or acquirer of such assets is not already the Master Servicer, such Person executes and delivers to the Agent and each Managing Agent an agreement by which such Person assumes the obligations of the Master Servicer hereunder and under the other Transaction Documents to which it is a party, or confirms that such obligations remain enforceable against it, together with such certificates and opinions of counsel as any Managing Agent may reasonably request. The SPV shall not form or create any Subsidiary.

(e)   Change in Payment Instructions to Obligors. None of the SPV, the Originators or the Master Servicer shall add or terminate any bank as a Blocked Account Bank or any account as a Blocked Account to or from those listed in Schedule 4.1(r) or make any change in its instructions to Obligors (other than the Obligors of Foreign Currency Receivables) regarding payments to be made to any Blocked Account, unless (i) such instructions are to deposit such payments to another existing Blocked Account, (ii) the Agent shall have received written notice of such addition, termination or change at least thirty (30) days prior thereto and the Agent shall have received a Blocked Account Agreement executed by each new Blocked Account Bank or an existing Blocked Account Bank with respect to each new Blocked Account, as applicable, or (iii) such change is required pursuant to Section 7.3(b).

(f)   Deposits to Blocked Accounts. Neither the SPV nor the Master Servicer shall deposit or otherwise credit, or cause or permit to be so deposited or credited, any Excluded Amounts to a Blocked Account; provided that Excluded Amounts may be deposited into the Blocked Accounts so long as the SPV and the Master Servicer have used good faith efforts to avoid such a deposit and they are otherwise in compliance with the terms of this Section 6.2 (f). If payments on Non-Originator Receivables or Retained Receivables are deposited into any Blocked Account or if other Excluded Amounts are by accident or in error deposited into any Blocked Account, the SPV will (or will cause the Master Servicer to) promptly (not to exceed two (2) Business Days) (x) identify such Excluded Amounts for segregation and removal from such Blocked Account and (y) remove such Excluded Amounts from such Blocked Account. Other than as permitted in the forgoing two sentences, the SPV will not, and will not permit the Master Servicer, any Originator or other Person to, commingle Collections or other funds to which the Agent or any other Secured Party is entitled with any Excluded Amounts. Promptly following the Closing Date, the SPV will use its commercially reasonable efforts to, and will cause the Master Servicer to use its commercially reasonable efforts to, notify each obligor of

Non-Originator Receivables to redirect its payments in respect of such Non-Originator Receivables to one or more deposit accounts not constituting Blocked Accounts.

(g)   [Reserved.]

(h)   Amendment to First Tier Agreement. The SPV shall not amend, modify, or supplement the First Tier Agreement or waive any provision thereof, in each case except with the prior written consent of the Majority Investors; nor shall the SPV take, or permit any Originator to take, any other action under the First Tier Agreement that would reasonably be expected to result in a material adverse effect on the Agent, any Managing Agent or any Investor.

(i)   Other Debt. Except as provided herein, the SPV shall not create, incur, assume or suffer to exist any Indebtedness whether current or funded, or any other expense, fee, obligation or liability other than (i) Indebtedness of the SPV representing fees, expenses and indemnities arising hereunder or under the First Tier Agreement for the purchase price of the Receivables and other Affected Assets under the First Tier Agreement, (ii) the Deferred Purchase Price payable in respect of the Receivables acquired pursuant to the First Tier Agreement and (iii) other outstanding Indebtedness, expenses, fees or obligations incurred in the ordinary course of its business each in an amount that does not exceed $13,000; *provided* that all reasonable legal and accounting expenses and fees incurred in connection with this Agreement shall be permitted.

(j)   Payment to the Originators. The SPV shall not acquire any Receivable other than through, under, and pursuant to the terms of the First Tier Agreement, through the payment by the SPV either in cash, by increase of the capital contribution of the Originators pursuant to the First Tier Agreement, by increase in the Deferred Purchase Price or by the arrangement of Letters of Credit hereunder that support the obligations of one or more Originators (or, if applicable and permitted by the terms hereof, extending the expiration date of an existing Letter of Credit), in an amount equal to the unpaid purchase price for such Receivable as required by the terms of the First Tier Agreement.

(k)   Restricted Payments. The SPV shall not (A) purchase or redeem any equity interest in the SPV, (B) prepay, purchase or redeem any Indebtedness, (C) lend or advance any funds or (D) repay any loans or advances to, for or from any of its Affiliates (the amounts described in clauses (A) through (D) being referred to as "Restricted Payments"), except that the SPV may (1) make Restricted Payments out of funds received pursuant to Section 2.2 and (2) may make other Restricted Payments (including the payment of dividends or distributions, and payments of the Deferred Purchase Price) if, after giving effect thereto, no Termination Event or Potential Termination Event shall have occurred and be continuing.

(l)   Transaction Information. Unless requested by the Managing Agent for any Investor Group or unless required by Law, neither the SPV nor the Master Servicer shall provide Transaction Information to any NRSRO which to its knowledge relates to an initial credit rating of, or undertaking credit rating surveillance on, the Commercial Paper of such Managing Agent's related Conduit Investor.

SECTION 6.3 Affirmative Covenant of Ashland; Deemed Financial Covenants. If, at any time after the Closing Date and until the Final Payout Date, the Financial Covenants are

amended or are otherwise varied from the Ashland Credit Agreement in effect on the Closing Date, Ashland shall provide copies of such changes or amendments to the Agent within three (3) Business Days following the effective date of any such changes or amendments to the Agent and each Managing Agent. So long as each Committed Investor (or its Affiliates) is a party to the Ashland Credit Agreement as a lender thereunder, this Agreement shall not contain independent financial covenants (whether identical to those in the Ashland Credit Agreement or otherwise). If any Committed Investor (and its Affiliates) ceases to be a party to the Ashland Credit Agreement as a lender thereunder (including due to termination or expiration of the Ashland Credit Agreement without being replaced by a successor credit agreement) and such Committed Investor does not otherwise consent to the Financial Covenants, Deemed Financial Covenants shall become effective. If requested by any Investor or the Agent, the Master Servicer, the Originators and the SPV shall cooperate with the Investors to amend the provisions of this Agreement to evidence the Deemed Financial Covenants (a "Financial Covenant Amendment"); provided that in lieu of Deemed Financial Covenants becoming effective, the SPV may instead exercise its rights to remove or replace the applicable Committed Investor and its Investor Group under Section 3.4. Neither the Agent nor any Investor shall require any fee to provide a waiver of any breach of a Financial Covenant or to document a Financial Covenant Amendment if such fee is in addition to the fees otherwise payable to such party as a lender under the Ashland Credit Agreement (it being understood that the foregoing shall not apply to the reimbursement of the Agent for reasonable legal expenses to the extent otherwise payable under Section 9.5 hereof).

<h1 style="text-align:center">ARTICLE VII</h1>

<h2 style="text-align:center">ADMINISTRATION AND COLLECTIONS</h2>

SECTION 7.1 Appointment of Master Servicer.

(a)   The servicing, administering and collection of the Receivables shall be conducted by the Person (the "Master Servicer") so designated from time to time as Master Servicer in accordance with this Section 7.1. Each of the SPV, the Managing Agents and the Investors hereby appoints as its agent the Master Servicer, from time to time designated pursuant to this Section, to enforce its respective rights and interests in and under the Affected Assets. To the extent permitted by applicable law, each of the SPV and the Originators (to the extent not then acting as Master Servicer hereunder) hereby grants to any Master Servicer appointed hereunder an irrevocable power of attorney to take any and all steps in the SPV's and/or such Originator's name and on behalf of the SPV or such Originator as necessary or desirable, in the reasonable determination of the Master Servicer, to collect all amounts due under any and all Receivables, including endorsing the SPV's and/or such Originator's name on checks and other instruments representing Collections and enforcing such Receivables and the related Contracts and to take all such other actions set forth in this Article VII. Until the Agent gives notice to the existing Master Servicer (in accordance with this Section 7.1) of the designation of a new Master Servicer, the existing Master Servicer is hereby designated as, and hereby agrees to perform the duties and obligations of, the Master Servicer pursuant to the terms hereof. At any time following the occurrence and during the continuation of a Master Servicer Default, the Agent may upon the direction of the Managing Agents representing the Majority Investors, designate as Master Servicer any Person (including the Agent) to succeed the initial Master Servicer or any successor

Master Servicer, on the condition in each case that any such Person so designated shall agree to perform the duties and obligations of the Master Servicer pursuant to the terms hereof.

(b)   Upon the designation of a successor Master Servicer as set forth above, the existing Master Servicer agrees that it will terminate its activities as Master Servicer hereunder in a manner which the Agent determines will facilitate the transition of the performance of such activities to the new Master Servicer, and the existing Master Servicer shall cooperate with and assist such new Master Servicer. Such cooperation shall include access to and transfer of records and use by the new Master Servicer of all records, licenses, hardware or software necessary or desirable to collect the Receivables and the Related Security.

(c)   The existing Master Servicer acknowledges that the SPV, the Agent, each Managing Agent and the Investors have relied on the existing Master Servicer's agreement to act as Master Servicer hereunder in making their decision to execute and deliver this Agreement. Accordingly, the existing Master Servicer agrees that it will not voluntarily resign as Master Servicer.

(d)   The Master Servicer may delegate its duties and obligations hereunder to any subservicer (each, a "Sub-Servicer"); *provided* that, in each such delegation, (i) such Sub-Servicer shall agree in writing to perform the duties and obligations of the Master Servicer pursuant to the terms hereof, (ii) the Master Servicer shall remain primarily liable to the SPV, the Agent, the Managing Agents and the Investors for the performance of the duties and obligations so delegated, (iii) the SPV, the Originators and the Majority Investors shall consent in writing to any material delegation of servicing duties different in scope or nature than those delegations typically made by the Master Servicer as of the Closing Date and (iv) the terms of any agreement with any Sub-Servicer shall provide that the Agent may terminate such agreement upon the termination of the Master Servicer hereunder by giving notice of its desire to terminate such agreement to the Master Servicer (and the Master Servicer shall provide appropriate notice to such Sub-Servicer). It is understood and agreed that the Master Servicer may appoint one or more Originators as Sub-Servicers for the Receivables attributed to them and the other Affected Assets related thereto.

SECTION 7.2 Duties of Master Servicer. (a) The Master Servicer shall take or cause to be taken all reasonable action as may be necessary or advisable to collect each Receivable from time to time, all in accordance with this Agreement and all applicable Law, with reasonable care and diligence, and in accordance with the Credit and Collection Policy. The Master Servicer shall set aside (and, if applicable, segregate) and hold in trust for the accounts of the SPV, the Agent and each Managing Agent the amount of the Collections to which each is entitled in accordance with Article II. So long as no Termination Event shall have occurred and be continuing, the Master Servicer may, in accordance with the Credit and Collection Policy, extend the maturity or adjust the Unpaid Balance of any Receivable, including any Defaulted Receivable, or amend, modify or waive any term or condition of any Contract related thereto, in each case, as the Master Servicer may determine to be appropriate to maximize Collections thereof; *provided* that (i) such extension, adjustment or modification shall not alter the status of such Receivable as a Defaulted Receivable or limit the rights of the SPV or any Secured Party under this Agreement and (ii) if a Termination Event is continuing, then the Master Servicer may make such extension, adjustment or modification only with the approval of the Agent. The SPV

shall deliver to the Master Servicer and the Master Servicer shall hold in trust for the SPV and the Agent, on behalf of the Investors, in accordance with their respective interests, all Records which evidence or relate to any Affected Asset. Notwithstanding anything to the contrary contained herein, at any time when a Termination Event is continuing, the Agent shall have the right to direct the Master Servicer to commence or settle any legal action to enforce collection of any Receivable or to foreclose upon or repossess any Affected Asset. The Master Servicer shall not make the Administrator, the Agent, any Managing Agent or any other Secured Party a party to any litigation without the prior written consent of such Person. At any time when a Termination Event exists and is continuing, the Agent may notify any Obligor of its interest in the Receivables and the other Affected Assets.

(b) The Master Servicer shall, as soon as practicable following receipt thereof, turn over to the SPV all collections from any Person of indebtedness of such Person which are not on account of a Receivable. Notwithstanding anything to the contrary contained in this Article VII, the Master Servicer, if not the SPV, an Originator or any Affiliate of the SPV or an Originator, shall have no obligation to collect, enforce or take any other action described in this Article VII with respect to any indebtedness that is not included in the Asset Interest other than to deliver to the SPV the Collections and documents with respect to any such indebtedness as described above in this Section 7.2(b).

(c) Any payment by an Obligor in respect of any indebtedness owed by it to an Originator shall, except as otherwise specified by such Obligor, required by contract or law or clearly indicated by facts or circumstances (including by way of example an equivalence of a payment and the amount of a particular invoice), and unless otherwise instructed by the Agent, be applied as a Collection of any Receivable of such Obligor (starting with the oldest such Receivable) to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other indebtedness of such Obligor.

SECTION 7.3 Blocked Account Arrangements. On or prior to the Closing Date the SPV shall enter into Blocked Account Agreements with all of the Blocked Account Banks, and deliver original counterparts thereof to the Agent. The Agent may at any time after the occurrence and during the continuation of a Termination Event or Potential Termination Event give notice to each Blocked Account Bank that the Agent is exercising its rights under the Blocked Account Agreements to do any or all of the following: (i) to have the exclusive control of the Blocked Accounts transferred to the Agent and to exercise exclusive dominion and control over the funds deposited therein, (ii) to have the proceeds that are sent to the respective Blocked Accounts be redirected pursuant to its instructions rather than deposited in the applicable Blocked Account, and (iii) to take any or all other actions permitted under the applicable Blocked Account Agreement; *provided* that the Agent shall have no right, title or interest in any Excluded Amounts deposited to the Blocked Accounts and shall cause such Excluded Amounts to be transferred to the applicable Originator at its direction. The SPV hereby agrees that if the Agent, at any time, takes any action set forth in the preceding sentence, the Agent shall have exclusive control of the proceeds (including Collections) of all Receivables (other than Foreign Currency Receivables) and the SPV hereby further agrees to take any other action that the Agent may reasonably request to transfer such control. Except as provided in Section 2.9, any proceeds of Receivables (other than Obligors of Foreign Currency Receivables) received by any of the Originators, the Master Servicer or the SPV thereafter shall be sent promptly (but in any event

within two (2) Business Days of receipt) to a Blocked Account. The parties hereto hereby acknowledge that if at any time the Agent takes control of any Blocked Account, the Agent shall distribute or cause to be distributed such funds in accordance with Section 7.2(b) and Article II (in each case as if such funds were held by the Master Servicer thereunder).

SECTION 7.4 Enforcement Rights. (a) At any time following the occurrence and during the continuation of a Termination Event or a Potential Termination Event:

(i)   the Agent may direct the Obligors that payment of all amounts payable under any Receivable be made directly to the Agent or its designee;

(ii)   the SPV shall, at the Agent's request and at the SPV's expense, give notice of the Agent's, the SPV's, and/or the Investors' ownership of the Receivables and (in the case of the Agent) interest in the Asset Interest to each Obligor and direct that payments be made directly to the Agent or its designee, except that if the SPV fails to so notify each obligor, the Agent may so notify the Obligors; and

(iii)   the SPV shall, at the Agent's request, (A) assemble all of the Records and shall make the same available to the Agent or its designee at a place selected by the Agent or its designee, and (B) segregate all cash, checks and other instruments received by it from time to time constituting Collections in a manner acceptable to the Agent and shall, promptly upon receipt, remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Agent or its designee.

(b)   Each of the SPV and the Originators hereby authorizes the Agent, and irrevocably appoints the Agent as its attorney-in-fact with full power of substitution and with full authority in the place and stead of the SPV or the Originators, as applicable, which appointment is coupled with an interest, to take any and all steps in the name of the SPV or the Originators, as applicable, and on behalf of the SPV or the Originators, as applicable, necessary or desirable, in the determination of the Agent, to collect any and all amounts or portions thereof due under any and all Receivables or Related Security, including endorsing the name of the applicable Originator on checks and other instruments representing Collections and enforcing such Receivables, Related Security and the related Contracts. Notwithstanding anything to the contrary contained in this subsection (b), none of the powers conferred upon such attorney-in-fact pursuant to the immediately preceding sentence shall subject such attorney-in-fact to any liability if any action taken by it shall prove to be inadequate or invalid, nor shall they confer any obligations upon such attorney-in-fact in any manner whatsoever, in each case, other than actions resulting from the gross negligence or willful misconduct of such attorney-in-fact. The Agent hereby agrees only to use such power of attorney following the occurrence and during the continuation of a Termination Event.

SECTION 7.5 Master Servicer Default. The occurrence of any one or more of the following events shall constitute a "Master Servicer Default":

(a)   The Master Servicer (i) to the extent required hereunder on behalf of the SPV, shall fail to pay when due, any accrued Yield or to make any reduction or repayment of the Net Investment and such failure continues for one (1) Business Day, (ii) shall fail to transfer

Collections received by the Master Servicer to a Blocked Account at such times required under the terms hereof and such failure continues for two (2) Business Days, or (iii) shall default in the performance of any payment (other than those covered by clauses (i) and (ii) above) or shall fail to observe or perform in any material respect any term, covenant or agreement under Section 2.8 and either such failure continues for ten (10) days (or five (5) days solely in the case of a Weekly Master Servicer Report), or (iv) shall fail to observe or perform in any material respect any term, covenant or agreement on the Master Servicer's part to be performed under Sections 6.1(b) (*conduct of business, ownership*), 6.1(f) (*performance and compliance with receivables, contracts and credit and collection policy*), 6.1(h) (*obligor payments*), 6.1(i) (*handling collections*), 6.2(a) (*no sales or liens*), 6.2(c) (*no change in business or credit and collection polic*y), 6.2(d) (*no subsidiaries, mergers, etc.*) or 6.2(e) (*change in payment instructions to obligors*) (any of the preceding parenthetical phrases in this clause (iv) are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof), or (v) shall fail to observe or perform any other term, covenant or agreement to be observed or performed by it under 2.9, 2.12 or 2.15, or (vi) shall fail to observe or perform in any material respect any other term, covenant or agreement hereunder or under any of the other Transaction Documents to which such Person is a party or by which such Person is bound, and such failure in the case of this clause (vi) shall remain unremedied for thirty (30) days after the earlier to occur of (x) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (y) knowledge thereof by a Responsible Officer; or

(b)   any representation, warranty, certification or statement made by the Master Servicer in this Agreement, in the First Tier Agreement or in any of the other Transaction Documents or in any certificate or report delivered by it pursuant to any of the foregoing shall prove to have been incorrect in any material respect (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which shall prove to have been incorrect in any respect) when made or confirmed and such circumstance shall remain uncured for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to such Receivable have been deposited into a Blocked Account; or

(c)   (i) failure of the Master Servicer (if the Master Servicer is not also an Originator) to pay when due (subject to the delivery of any required notice, the expiration of any permitted grace period or both) any amounts due under any agreement to which the Master Servicer is a party and under which any Indebtedness having an aggregate outstanding principal amount (including amounts owing to all creditors under any combined or syndicated credit agreement) of greater than $100,000,000 shall be outstanding; (ii) the default by the Master Servicer (if the Master Servicer is not also an Originator) (subject to the delivery of any required notice, the expiration of any permitted grace period or both) in the performance of any term, provision or condition contained in any agreement to which the Master Servicer is a party (other than breach of any Financial Covenant) and under which any Indebtedness owing by the it greater than $100,000,000 was created or is governed, regardless of whether such event is an "event of default" or "default" under any such agreement, if the effect of such default is to cause, or to permit the holder of such Indebtedness to cause, such Indebtedness to become due and payable

prior to its stated maturity; or (iii) any Indebtedness owing by the Master Servicer (if the Master Servicer is not also an Originator) greater than $100,000,000 shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to its stated maturity; or

(d)   there is entered against the Master Servicer or any Material Subsidiary thereof (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $100,000,000 (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M. Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect;

(e)   any Event of Bankruptcy shall occur with respect to the Master Servicer or any of its Material Subsidiaries; or

(f)   the Master Servicer breaches a Financial Covenant or a Deemed Financial Covenant, as applicable; provided that, with respect to a breach of a Financial Covenant, (i) so long as Ashland is in good faith pursuing a waiver under the Ashland Credit Agreement, the breach of such Financial Covenant shall not constitute a Master Servicer Default until thirty (30) days after Ashland receives notice or otherwise obtains knowledge of such breach (the "Financial Covenant Grace Period") and (ii) to the extent any such breach of a Financial Covenant is cured by Ashland or waived by the lenders under the Ashland Credit Agreement within the Financial Covenant Grace Period, the related Master Servicer Default hereunder shall also be deemed waived automatically but only so long as such waiver is granted at a time when each Committed Investor (or its Affiliates) is then also a party to the Ashland Credit Agreement and a majority of such Committed Investors (being those Committed Investors that hold Commitments aggregating in excess of 50% of the Facility Limit as of such date) have consented to such waiver under the Ashland Credit Agreement (it being understood that the vote of Affiliates of a Committed Investor party to the Ashland Credit Agreement shall be considered for purposes of determining consent).

SECTION 7.6 Servicing Fee. The Master Servicer shall be paid a Servicing Fee in accordance with 2.12 and subject to the priorities therein.

SECTION 7.7 Protection of Ownership Interest of the Investors. Each of the Originators and the SPV agrees that it shall, from time to time, at its expense, promptly execute and deliver all instruments and documents and take all actions as may be necessary or as the Agent may reasonably request in order to perfect or protect the Asset Interest or to enable the Agent, each Managing Agent or the Investors to exercise or enforce any of their respective rights hereunder. Without limiting the foregoing, each of the Originators and the SPV shall, upon the request of the Agent, any Managing Agent or any of the Investors, in order to accurately reflect the transactions evidenced by the Transaction Documents, (i) execute and file such financing or continuation statements or amendments thereto or assignments thereof (as otherwise permitted to

be executed and filed pursuant hereto) as may be requested by the Agent, any Managing Agent or any of the Investors and (ii) mark its respective master data processing records and other documents with a legend describing the conveyance to the Agent, for the benefit of the Secured Parties, of the Asset Interest. Each of the Originators and the SPV shall, upon request of the Agent, any Managing Agent or any of the Investors, obtain such additional search reports as the Agent, any Managing Agent or any of the Investors shall request. To the fullest extent permitted by applicable law, the Agent is hereby authorized to sign and file continuation statements and amendments thereto and assignments thereof without the SPV's or any Originator's signature. Carbon, photographic or other reproduction of this Agreement or any financing statement shall be sufficient as a financing statement. The SPV shall not change its name, identity or corporate (or limited liability company) structure nor change its jurisdiction of formation unless it shall have: (A) given the Agent at least thirty (30) days prior notice thereof and (B) prepared at the SPV's expense and delivered to the Agent all financing statements, instruments and other documents necessary to preserve and protect the Asset Interest or requested by the Agent in connection with such change. Any filings under the UCC or otherwise that are occasioned by such change shall be made at the expense of the SPV.

ARTICLE VIII

TERMINATION EVENTS

SECTION 8.1 Termination Events. The occurrence of any one or more of the following events shall constitute a "Termination Event":

(a)   the SPV or any Originator shall (i) fail to pay when due, any accrued Yield or to make any reduction or repayment of the Net Investment and such failure continues for one (1) Business Day, (ii) fail to transfer Collections received by such SPV or such Originator to a Blocked Account at such times required under the terms hereof and such failure continues for two (2) Business Days, or (iii) default in the performance of any payment (other than those covered by clauses (i) and (ii) above) and such failure continues for ten (10) days; or

(b)   any representation, warranty, certification or statement made or deemed confirmed by the SPV or any Originator in this Agreement, any other Transaction Document to which it is a party or in any other information, report or document delivered pursuant hereto or thereto shall prove to have been incorrect in any material respect (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which shall prove to have been incorrect in any respect) when made or confirmed and such circumstance shall remain uncured for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to such Receivable have been deposited into a Blocked Account; or

(c)   the SPV or any Originator shall default in any material respect in the performance of any undertaking (i) to be performed or observed under Sections 6.1(a)(vi) (*notice of termination events or potential termination events*), 6.1(a)(vii) (*changes to credit and collection*

policy and debt ratings), 6.1(b) (*conduct of business; ownership*), 6.1(f) (*performance and compliance with receivables, contracts and credit and collection policy*), 6.1(g) (*notice of agent's interest*), 6.1(h) (*collections*), 6.1(i) (*collections received*), 6.1(k) (*sale treatment*), 6.1(l) (*separate business; nonconsolidation*), 6.2(a) (*no sales or liens*), 6.2(c) (*no change in business or credit and collection policy*), 6.2(d) (*no subsidiaries, mergers, etc.*), 6.2 (e) (*change in payment instructions to obligors*), 6.2(h) (*amendment to first tier agreement*), 6.2(i) (*other debt*), 6.2(j) (*payment to the originator*) (any of the preceding parenthetical phrases in this clause (i) are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof) or (ii) to be performed or observed under any other provision of this Agreement or any provision of any other Transaction Document to which it is a party and such default in the case of this clause (ii) shall continue for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; or

(d)   any Event of Bankruptcy shall occur with respect to the SPV, any Originator, or any Material Subsidiary of any Originator; or

(e)   the Agent, on behalf of the Secured Parties, shall for any reason fail or cease to have a valid and enforceable perfected first priority ownership or security interest in the Affected Assets, free and clear of any Adverse Claim; *provided* that the SPV and the Originators shall not be required to comply with any Assignment of Claims Acts; *provided further* that the forgoing clause (e) shall not apply to (1) any Foreign Receivable or (2) any Receivable subject to a Deemed Collection and all required amounts with respect to which have been deposited into a Blocked Account; or

(f)   a Master Servicer Default shall have occurred (it being understood that if such Master Servicer Default is cured or waived, the related Termination Event shall also be deemed cured or waived automatically); or

(g)   the Net Investment (as determined after giving effect to all distributions pursuant to this Agreement on such date and less any portion of the Letter of Credit Liability that has been Cash Collateralized as of such date) plus the Required Reserves shall exceed the Net Pool Balance for one (1) Business Day; or

(h)   the Three-Month Default Ratio is greater than 2.50%; or

(i)   the Three-Month Charged-Off Ratio is greater than 1.00%; or

(j)   the Three-Month Dilution Ratio is greater than 13.00%; or

(k)   (i) failure of the SPV or any Originator to pay when due (subject to the delivery of any required notice, the expiration of any permitted grace period or both) any amounts due under any agreement to which any such Person is a party and under which any Indebtedness having an aggregate outstanding principal amount (including amounts owing to all creditors under any combined or syndicated credit agreement) of greater than $10,000 in the case of the SPV, or $100,000,000, in the case of any Originator, shall be outstanding; (ii) the default by the SPV or any Originator (subject to the delivery of any required notice, the expiration of any permitted grace period or both) in the performance of any term, provision or condition contained in any

agreement to which any such Person is a party (other than breach of any Financial Covenant) and under which any Indebtedness owing by the SPV or any Originator greater than such respective amounts was created or is governed, regardless of whether such event is an "event of default" or "default" under any such agreement, if the effect of such default is to cause, or to permit the holder of such Indebtedness to cause, such Indebtedness to become due and payable prior to its stated maturity; or (iii) any Indebtedness owing by the SPV or any Originator greater than such respective amounts shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to its stated maturity; or

(l)   a Material Adverse Effect shall have occurred with respect to the SPV; or

(m)   there shall be a Change of Control with respect to the SPV or the Originators or the Master Servicer; or

(n)   any Person shall institute steps to terminate any Pension Plan if the assets of such Pension Plan are insufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), or a contribution failure occurs with respect to any Pension Plan which is sufficient to give rise to a lien under Section 302(f) of ERISA; or

(o)   any material provision of this Agreement, the Parent Undertaking or any other Transaction Document to which an Originator, the Master Servicer or the SPV is a party shall cease to be in full force and effect or such Originator, the Master Servicer or the SPV shall so state in writing; or

(p)   there is entered against any Originator or any Material Subsidiary thereof (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $100,000,000 (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M. Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect.

SECTION 8.2 <u>Termination</u>. During the continuation of any Termination Event, the Agent may, or at the direction of the Managing Agents representing the Majority Investors shall, by notice to the SPV and the Master Servicer, declare the Termination Date to have occurred; *provided* that in the case of any event described in <u>Section 8.1(d)</u>, <u>8.1(e)</u>, or <u>8.1(g)</u>, the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, the Agent shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other applicable laws, all of which rights shall be cumulative.

ARTICLE IX

INDEMNIFICATION; EXPENSES; RELATED MATTERS

SECTION 9.1 <u>Indemnities by the SPV</u>. Without limiting any other rights which the Indemnified Parties may have hereunder or under applicable Law, the SPV hereby agrees to indemnify the Investors, the Letter of Credit Issuers, the Agent, each Managing Agent, each Administrator, the Program Support Providers and their respective officers, directors, employees, counsel and other agents (collectively, "<u>Indemnified Parties</u>") from and against any and all damages, losses, claims, liabilities, costs and expenses, including reasonable attorneys' fees (which attorneys may be employees of the Indemnified Parties) and disbursements (all of the foregoing being collectively referred to as "<u>Indemnified Amounts</u>") awarded against or incurred by any of them in any action or proceeding between the SPV or any Originator (including any Originator in its capacity as the Master Servicer or any Affiliate of an Originator acting as Master Servicer) and any of the Indemnified Parties or between any of the Indemnified Parties and any third party or otherwise arising out of or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the Agent, any Managing Agent or any Investor of the Asset Interest or any of the other transactions contemplated hereby or thereby, excluding, however, (i) Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Indemnified Party, as finally determined by a court of competent jurisdiction, (ii) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables and (iii) with respect to Foreign Receivables, losses incurred due to the SPV's inability to receive Collections with respect to such Foreign Receivables arising directly as a result of any Originator's failure to perfect the SPV's security interest hereunder in jurisdictions outside the United States. Without limiting the generality of the foregoing, the SPV shall indemnify each Indemnified Party for Indemnified Amounts relating to or resulting from:

(a) any representation or warranty made by the SPV, any Originator (including any Affiliate of any Originator in its capacity as the Master Servicer) or any officers of the SPV, any Originator (including, in its capacity as the Master Servicer or any Affiliate of an Originator acting as Master Servicer) under or in connection with this Agreement, the First Tier Agreement, any of the other Transaction Documents, any Master Servicer Report or any other information or report delivered by the SPV, the Master Servicer or any Originator pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or confirmed;

(b) the failure by the SPV or any Originator (including, in its capacity as the Master Servicer or any Affiliate of an Originator acting as Master Servicer) to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

(c) other than with respect to Foreign Receivables, the failure (i) to vest and maintain vested in the Agent, on behalf of the Secured Parties, a first priority, perfected ownership interest in the Asset Interest free and clear of any Adverse Claim or (ii) to create or maintain a valid and perfected first priority security interest in favor of the Agent, for the benefit of the Secured

Parties, in the Affected Assets, free and clear of any Adverse Claim, in each case, other than as a result of actions of the Agent or any other Secured Creditor;

(d)   the failure by the SPV, any Originator or the Master Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(e)   any dispute, claim, offset or defense (other than discharge in bankruptcy) of the Obligor to the payment of any Receivable (including a defense based on such Receivable or the related Contract not being the legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services, or from any breach or alleged breach of any provision of the Receivables or the related Contracts restricting assignment of any Receivables;

(f)   any failure of the Master Servicer to perform its duties or obligations in accordance with the provisions hereof;

(g)   any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with merchandise or services which are the subject of any Receivable;

(h)   the failure by the SPV or any of the Originators to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its respective duties or obligations under the Receivables or related Contracts;

(i)   the Net Investment plus the Required Reserves exceeding the Net Pool Balance at any time;

(j)   the failure of the SPV or any Originator to pay when due any sales, excise or personal property taxes payable in connection with any of the Receivables;

(k)   any repayment by any Indemnified Party of any amount previously distributed in reduction of Net Investment which such Indemnified Party believes in good faith is required to be made;

(l)   the commingling by the SPV, any Originator or the Master Servicer of Collections at any time with any other funds;

(m)   any investigation, litigation or proceeding related to this Agreement, any of the other Transaction Documents, the use of proceeds of Investments by the SPV or any Originator, the ownership of the Asset Interest, or any Affected Asset;

(n)   failure of any Blocked Account Bank to remit any amounts held in the Blocked Accounts or any related lock-boxes pursuant to the instructions of the Master Servicer, the SPV, any Originator or the Agent (to the extent such Person is entitled to give such instructions in

accordance with the terms hereof and of any applicable Blocked Account Agreement) whether by reason of the exercise of set-off rights or otherwise;

(o)   any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the SPV, the Master Servicer or any Originator to qualify to do business or file any notice of business activity report or any similar report;

(p)   any attempt by any Person to void, rescind or set-aside any transfer by any Originator to the SPV of any Receivable or Related Security under statutory provisions or common law or equitable action, including any provision of the Bankruptcy Code or other insolvency law;

(q)   any action taken by the SPV, any Originator, or the Master Servicer (if the Master Servicer is an Originator or any Affiliate or designee of an Originator) in the enforcement or collection of any Receivable;

(r)   the use of the proceeds of any Investment or Reinvestment, or the use of any Letter of Credit; or

(s)   the transactions contemplated hereby being characterized as other than debt for the purposes of the Code.

SECTION 9.2 <u>Indemnities by the Master Servicer</u>. Without limiting any other rights which the Master Servicer Indemnified Parties (as defined below) may have hereunder or under applicable Law, the Master Servicer hereby agrees to indemnify the Indemnified Parties, the SPV (collectively, "<u>Master Servicer Indemnified Parties</u>") from and against any and all damages, losses, claims, liabilities, costs and expenses, including reasonable attorneys' fees (which attorneys may be employees of any Master Servicer Indemnified Party) and disbursements (all of the foregoing being collectively referred to as "<u>Master Servicer Indemnified Amounts</u>") awarded against or incurred by any of them in any action or proceeding between the Master Servicer and any of the Master Servicer Indemnified Parties or between any of the Master Servicer Indemnified Parties and any third party or otherwise arising out of or as a result of any failure of the Master Servicer to perform its duties or obligations in accordance with the provisions of this Agreement or the other Transaction Documents, excluding, however, (i) Master Servicer Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Master Servicer Indemnified Party, as finally determined by a court of competent jurisdiction, or (ii) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables. Without limiting the generality of the foregoing, the Master Servicer shall indemnify each Master Servicer Indemnified Party for Master Servicer Indemnified Amounts relating to or resulting from:

(a)   any representation or warranty made by the Master Servicer or any of its officers under or in connection with this Agreement, any of the other Transaction Documents, any Master Servicer Report or any other information or report delivered by the Master Servicer pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or confirmed;

(b)   the failure by the Master Servicer to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

(c)   the failure by the Master Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(d)   the failure of any information contained in any Master Servicer Report (to the extent produced by the Master Servicer) to be true and correct in all material respects, or the failure of any other information provided to any Indemnified Party by, or on behalf of, the Master Servicer to be true and correct in all material respects;

(e)   the failure by the Master Servicer to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its duties or obligations under the Receivables or related Contracts;

(f)   the commingling by the Master Servicer of Collections at any time with any other funds;

(g)   any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the Master Servicer to qualify to do business or file any notice of business activity report or any similar report;

(h)   any dispute, claim, offset or defense of an Obligor to the payment of any Receivable resulting from or related to the collection activities of the Master Servicer in respect of such Receivable; or

(i)   any action taken by the Master Servicer in the enforcement or collection of any Receivable.

SECTION 9.3 Indemnity for Taxes, Reserves and Expenses. (a) If after the Closing Date, (i) the adoption of any Law or bank regulatory guideline or any amendment or change in the administration, interpretation or application of any existing or future Law or bank regulatory guideline by any Official Body charged with the administration, interpretation or application thereof, (ii) the compliance with any request or directive of any Official Body (in the case of any bank regulatory guideline, whether or not having the force of Law) including, without limitation, the Basel Committee on Banking Supervision, or (iii) the compliance with any request, rule, guideline, requirement or directive of (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act or (y) the revised Basel Accord prepared by the Basel Committee on Banking Supervision as set out in the publication entitled: "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems":

(A)   shall subject any Indemnified Party (or its applicable lending office) to any Taxes, duty or other charge (other than Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder, or shall change the basis of

taxation of payments to any Indemnified Party of amounts payable in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest (except for changes in the rate of general corporate, franchise, net income or other income tax imposed on such Indemnified Party);

(B)   shall impose, modify or deem applicable any reserve, assessment, fee, tax, insurance charge, special deposit or similar requirement (including any such requirement imposed by the Board of Governors of the Federal Reserve System) against assets of, deposits with or for the account of, or credit extended by, any Indemnified Party or shall impose on any Indemnified Party or on the United States market for certificates of deposit or the London interbank market any other condition affecting this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support provided by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Asset Interest (other than reserves already taken into account in calculating the Eurodollar Reserve Percentage); or

(C)   shall impose upon any Indemnified Party any other condition or expense (including any loss of margin, reasonable attorneys' fees and expenses, and expenses of litigation or preparation therefor in contesting any of the foregoing, but excluding Taxes and Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder or under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Asset Interests,

and the result of any of the foregoing is to increase the cost to, or to reduce the amount of any sum received or receivable by, such Indemnified Party with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, the Receivables, the obligations hereunder, the funding of any Investments hereunder or under a Program Support Agreement, by an amount deemed by such Indemnified Party to be material, then, on the Settlement Date occurring at least ten (10) days after the demand by such Indemnified Party through the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party for such increased cost or reduction.

(b)   If any Indemnified Party has or anticipates having any claim for compensation from the SPV pursuant to clause (iii) of Section 9.3(a), and such Indemnified Party believes that having the facility evidenced by this Agreement publicly rated by one or more credit rating agencies would reduce the amount of such compensation by an amount deemed by such

Indemnified Party to be material (which, in all cases, shall be an amount per annum greater than the amount payable by the SPV to obtain the Required Ratings below), such Indemnified Party shall provide written notice to the SPV and the Master Servicer that such Indemnified Party intends to request public ratings of the facility from two credit rating agencies (or if such Indemnified Party determines that the rating of a single credit rating agency is sufficient to achieve the same effect, by one credit rating agency) selected by such Indemnified Party and reasonably acceptable to the SPV, of at least "A-/A3" or the equivalent by S&P and Moody's, respectively (the "Required Ratings"). The SPV and the Master Servicer agree that they shall cooperate with such Indemnified Party's efforts to obtain the Required Ratings, and shall use their commercially reasonable efforts to provide the applicable credit rating agencies (either directly or through distribution to the Agent or the applicable Indemnified Party), any information requested by such credit rating agencies (or single credit rating agency, as applicable) for purposes of providing and monitoring the Required Ratings. The SPV shall pay the initial fees payable to the credit rating agencies (or single credit rating agency, as applicable) for providing the ratings and any ongoing or renewal fees in connection with such ratings. Nothing in this Section 9.3(b) shall preclude any Indemnified Party from demanding compensation from the SPV pursuant to Sections 9.3(a)(i)-(iii) hereof at any time and without regard to whether the Required Ratings shall have been obtained, or shall require any Indemnified Party to obtain any ratings on the facility prior to demanding any such compensation from the SPV, *provided* that in demanding such compensation the applicable Indemnified Party shall give credit and give effect to any reduction in amounts payable under Section 9.3(a) due to the Required Ratings having been obtained.

(c)   If any Indemnified Party shall have determined that after the date hereof, the adoption of any applicable Law, bank regulatory guideline regarding capital adequacy (including, but not limited to, any directive of the Basel Committee on Banking Supervision), or generally accepted accounting standard, or any change therein, or any change in the interpretation or administration thereof by any Official Body, or any request or directive regarding capital adequacy (in the case of any bank regulatory guideline, whether or not having the force of law) of any such Official Body, or the implementation of any such change, has or would have the effect of reducing the rate of return on capital of such Indemnified Party (or its parent) as a consequence of such Indemnified Party's obligations hereunder or with respect hereto to a level below that which such Indemnified Party (or its parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Indemnified Party to be material, then on the Settlement Date occurring at least ten (10) days after demand, in the form of a notice as set forth in clause (d) below, by such Indemnified Party through the Agent or the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party (or its parent) for such reduction. For the avoidance of doubt, (i) any interpretation of Accounting Research Bulletin No. 51 by the Financial Accounting Standards Board (including Interpretation No. 46: Consolidation of Variable Interest Entities (or any future statement or interpretation issued by the Financial Accounting Standards Board or any successor thereto)) shall constitute an adoption, change, request or directive, and any implementation thereof shall be, subject to this Section 9.3(c) and (ii) any request, rule, guideline, requirement or directive of (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act or (b) the revised Basel Accord prepared by the Basel Committee on Banking Supervision as set out in the publication entitled:

"Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" shall, in either case, constitute an adoption, change, request or directive, and any implementation thereof shall be, subject to this Section 9.3(c) notwithstanding the time of such adoption, change, request or directive.

(d)   Each Indemnified Party shall promptly notify the SPV in writing of any event of which it has knowledge, occurring after the date hereof, which will entitle such Indemnified Party to compensation pursuant to this Section 9.3; *provided* that no failure to give or any delay in giving such notice shall affect the Indemnified Party's right to receive such compensation. A notice by the Agent or a Managing Agent on behalf of the applicable Indemnified Party claiming compensation under this Section 9.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Agent or any applicable Indemnified Party may use any reasonable averaging and attributing methods. Any demand for compensation under this Section 9.3 shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Notwithstanding anything in this Agreement to the contrary, the SPV shall not be obligated to make any payment to any Indemnified Party under this Section 9.3 for any period more than one hundred eighty (180) days prior to the date on which such Indemnified Party gives written notice to the SPV of its intent to request such payment under this Section 9.3.

(e)   Notwithstanding anything herein to the contrary, any indemnity payable under this Section 9.3 shall be payable by the SPV in accordance with the priority of payments in Section 2.12.

SECTION 9.4 Taxes. (a) All payments and distributions made hereunder by the SPV, the Originators or the Master Servicer (each, a "payor") to any Investor, any Managing Agent or any other Secured Party (each, a "recipient") shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and any other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority on any recipient (or any assignee of such parties) but excluding Excluded Taxes (such non-excluded items being called "Taxes"). In the event that any withholding or deduction from any payment made by the payor hereunder is required in respect of any Taxes, then such payor shall:

(i)   pay directly to the relevant authority the full amount required to be so withheld or deducted;

(ii)   promptly forward to the applicable Managing Agent an official receipt or other documentation satisfactory to such Managing Agent evidencing such payment to such authority; and

(iii)   pay to the recipient such additional amount or amounts as is necessary to ensure that the net amount actually received by the recipient will equal the full amount such recipient would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any recipient with respect to any payment received by such recipient hereunder, the recipient may pay such Taxes and the payor will promptly pay, after written demand therefor by the recipient, such additional amounts (including any penalties interest or expenses, other than those arising from the gross negligence or willful misconduct of the Agent or the recipient) as shall be necessary in order that the net amount received by the recipient after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such recipient would have received had such Taxes not been asserted. Any demand for compensation under this Section 9.4(a) shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Any demand by a recipient under this Section 9.4 shall be made no later than 360 days after the earlier of (i) the date on which the recipient pays such Taxes or (ii) the date on which the relevant taxing authority makes written demand for payment of such Taxes by the recipient.

If the payor fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the recipient the required receipts or other required documentary evidence, the payor shall indemnify the recipient for any incremental Taxes, interest, or penalties that may become payable by any recipient as a result of any such failure.

(b)   Any Managing Agent, Investor or Letter of Credit Issuer that is entitled to an exemption from or reduction of withholding tax (including backup withholding tax) under the Law of the jurisdiction in which the SPV, any Originator or the Master Servicer is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver, to the extent it is legally able to do so, to the SPV, such Originator or the Master Servicer, as appropriate (with a copy to the Agent), at the time or times prescribed by applicable Law or taxing authority, such properly completed and executed documentation prescribed by applicable Law or taxing authority or reasonably requested by the SPV, such Originator or the Master Servicer as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition to and not in limitation of the foregoing if a payment made to such Agent, Investor or Letter of Credit Issuer would be subject to United States federal withholding Tax imposed by FATCA if such Agent, Investor or Letter of Credit Issuer were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Managing Agent, Investor or Letter of Credit Issuer shall deliver to the SPV and the Agent at the time or times prescribed by Law and at such time or times reasonably requested by the SPV or the Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the SPV or the Agent as may be necessary for the SPV and the Agent to comply with their obligations under FATCA and to determine that such Agent, Investor or Letter of Credit Issuer has complied with such Person's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (b), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(c)   If any Agent, Investor or Letter of Credit Issuer receives a refund of, or receives an actual economic benefit from the utilization of any credit against, any Taxes (including, for purposes of this paragraph only, Excluded Taxes) in respect of any Taxes for which it has received an indemnity payment from (or an additional amount has been paid by) the SPV, any

Originator or the Master Servicer, such Agent, Investor or Letter of Credit Issuer shall within 60 days from the date of such receipt pay over, without duplication, the amount of such refund or benefit to the SPV, such Originator or the Master Servicer, as appropriate (but not in excess of indemnity payments made or other amounts paid by the SPV, such Originator or the Master Servicer under this Section 9.4 with respect to such Taxes giving rise to such refund or credit, net of all reasonable out-of-pocket expenses of such Agent, Investor or Letter of Credit Issuer and without interest (other than the proportionate part of any interest paid by the relevant taxing authority with respect to such refund)); *provided* that the SPV, each Originator or the Master Servicer (upon written request of such Agent, Investor or Letter of Credit Issuer) agrees to repay the amount paid over to the SPV, such Originator or the Master Servicer (plus any penalties, interest or other charges imposed by the relevant taxing authority) to such Agent, Investor or Letter of Credit Issuer (i) in the event such Agent, Investor or Letter of Credit Issuer is required to repay such refund to such taxing authority or (ii) in the event that an adjustment by such taxing authority or any change in such Agent's, Investor's or Letter of Credit Issuer's Tax position or Tax circumstances reduces the actual economic benefit from the utilization of such credit received by such Agent, Investor or Letter of Credit Issuer, as the case may be. Notwithstanding anything to the contrary in this clause (c), in no event will an Agent, Investor or Letter of Credit Issuer be required to pay any amount payable pursuant to this clause (c) the payment of which would place such Agent, Investor or Letter of Credit Issuer in a less favorable net after-Tax position than such party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. Nothing in this paragraph shall be construed to require the Agent or any Investor or Letter of Credit Issuer to make available to the SPV, any Originator or the Master Servicer any tax return or other information that such Agent, Investor or Letter of Credit Issuer deems to be confidential or proprietary. In addition, whether any Agent, Investor or Letter of Credit Issuer has received a refund or utilized any credit described above, and the amount of any actual economic benefit received from any such utilization, shall be determined solely by such Agent, Investor or Letter of Credit Issuer, as appropriate, and acting in good faith.

SECTION 9.5 Other Costs and Expenses; Breakage Costs. (a) The SPV agrees, upon receipt of a written invoice, to pay or cause to be paid, and to hold the Investors, the Agent, each Managing Agent and each Administrator harmless against liability for the payment of, all reasonable and documented out-of-pocket expenses (including attorneys', accountants', rating agencies' and other third parties' fees and expenses, any filing fees and expenses incurred by officers or employees of any Investor, the Agent, each Managing Agent or any Administrator) or intangible, documentary or recording taxes incurred by or on behalf of any Investor, the Agent, any Managing Agent or any Administrator (i) in connection with the preparation, negotiation, execution and delivery of this Agreement, the other Transaction Documents and any documents or instruments delivered pursuant hereto and thereto and the transactions contemplated hereby or thereby (including the perfection or protection of the Asset Interest) and (ii) from time to time (A) relating to any amendments, waivers or consents under this Agreement and the other Transaction Documents, (B) arising in connection with the Agent's, any Investor's or any Managing Agent's enforcement or preservation of rights (including the perfection and protection of the Asset Interest under this Agreement), or (C) arising in connection with any audit, dispute, disagreement, litigation or preparation for litigation involving this Agreement or any of the other Transaction Documents (all of such amounts, collectively, "Transaction Costs"); *provided* that,

except in the case of any enforcement action, the SPV shall not be required to reimburse the legal fees, expenses or other charges of more than one outside counsel (in addition to such special counsel and local counsel in each applicable local jurisdiction as shall be reasonably deemed necessary by the Agent), which counsel shall be selected jointly by the Agent, each Managing Agent or any Administrator, unless, in the reasonable opinion of any Investor, the Agent, any Managing Agent or any Administrator, representation of all such Persons by the same counsel would be inappropriate due to the existence of an actual or potential conflict of interest or impairs any defense of such indemnified Person.

(b)　　　The SPV shall pay the Managing Agents for the account of the Investors, as applicable, on demand, such amount or amounts as shall compensate the Investors for any loss (including loss of profit), cost or expense incurred by the Investors (as reasonably determined by its Managing Agent) as a result of any reduction of any Portion of Investment other than on the maturity date of the Commercial Paper (or other financing source) funding such Portion of Investment, in the case of Investments funded via Commercial Paper, or on the last day of a Rate Period, in the case of Investments with Yield calculated based off the Offshore Rate, such compensation to be (i) limited to an amount equal to any loss or expense suffered by the Investors during the period from the date of receipt of such repayment to (but excluding) the maturity date of such Commercial Paper (or other financing source) and (ii) net of the income, if any, received by the recipient of such reductions from investing the proceeds of such reductions of such Portion of Investment. The determination by any Managing Agent of the amount of any such loss or expense shall be set forth in a written notice to the SPV in reasonable detail and shall be conclusive, absent manifest error.

ARTICLE X

THE AGENT

SECTION 10.1 <u>Appointment and Authorization of Agent</u>. Each Secured Party hereby irrevocably appoints, designates and authorizes the Agent and its applicable Managing Agent to take such action on its behalf under the provisions of this Agreement and each other Transaction Document and to exercise such powers and perform such duties as are expressly delegated to such Agent or Managing Agent, as applicable, by the terms of this Agreement and any other Transaction Document, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Transaction Document, no Agent or Managing Agent shall have any duties or responsibilities except those expressly set forth in this Agreement, nor shall the Agent or any Managing Agent have or be deemed to have any fiduciary relationship with any Investor or other Secured Party, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Transaction Document or otherwise exist against any Agent or Managing Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" in this Agreement with reference to any Agent or Managing Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

SECTION 10.2 <u>Delegation of Duties</u>. The Agent and each Managing Agent may execute any of its duties under this Agreement or any other Transaction Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Agent nor any Managing Agent shall be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

SECTION 10.3 <u>Liability of Agents and Managing Agents</u>. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any Secured Party for any recital, statement, representation or warranty made by the SPV, any Originator or the Master Servicer, or any officer thereof, contained in this Agreement or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent or such Managing Agent under or in connection with, this Agreement or any other Transaction Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of the SPV, any Originator, the Master Servicer or any other party to any Transaction Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Secured Party to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document, or to inspect the properties, books or records of the SPV, any Originator, the Master Servicer or any of their respective Affiliates.

SECTION 10.4 <u>Reliance by Agent</u>. (a) The Agent and each Managing Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex, e-mail or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the SPV, any Originator and the Master Servicer), independent accountants and other experts selected by the Agent or such Managing Agent. The Agent and each Managing Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall first receive such advice or concurrence of the Managing Agents or the Investors in its Investor Group, as applicable, as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Investors against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agent and each Managing Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Managing Agents or the Investors in its Investor Group, as applicable, or, if required hereunder, all Investors and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Investors.

(b)   For purposes of determining compliance with the conditions specified in <u>Article V</u> on the Closing Date, each Investor that has executed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter

-86-

either sent by the Agent or the Managing Agent to such Investor for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Investor.

SECTION 10.5 <u>Notice of Termination Event, Potential Termination Event or Master Servicer Default</u>. Neither the Agent nor any Managing Agent shall be deemed to have knowledge or notice of the occurrence of a Potential Termination Event, a Termination Event or a Master Servicer Default, unless it has received written notice from an Investor or the SPV referring to this Agreement, describing such Potential Termination Event, Termination Event or Master Servicer Default and stating that such notice is a "Notice of Termination Event or Potential Termination Event" or "Notice of Master Servicer Default," as applicable. Each Managing Agent will notify the Investors in its Investor Group of its receipt of any such notice. The Agent and each Managing Agent shall (subject to <u>Section 10.4</u>) take such action with respect to such Potential Termination Event, Termination Event or Master Servicer Default as may be requested by the Managing Agents (or its Investors in its Investor Group), *provided* that, unless and until the Agent shall have received any such request, the Agent (or Managing Agent) may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Potential Termination Event, Termination Event or Master Servicer Default as it shall deem advisable or in the best interest of the Secured Parties or Investors, as applicable.

SECTION 10.6 <u>Credit Decision; Disclosure of Information by the Agent</u>. Each Secured Party acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by the Agent or any Managing Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of the SPV, the Master Servicer, the Originators or any of their respective Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Secured Party as to any matter, including whether the Agent-Related Persons have disclosed material information in their possession. Each Secured Party, including any Investor by assignment, represents to the Agent and its Managing Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Master Servicer, each Originator or their respective Affiliates, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the SPV hereunder. Each Secured Party also represents that it shall, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Master Servicer or the Originators. Except for notices, reports and other documents expressly herein required to be furnished to the Security Parties by the Agent or any Managing Agent herein, neither the Agent nor any Managing Agent shall have any duty or responsibility to provide any Secured Party with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the SPV, the Master Servicer, any Originator or their respective Affiliates which may come into the possession of any of the Agent-Related Persons.

SECTION 10.7 <u>Indemnification of the Agent</u>. Whether or not the transactions contemplated hereby are consummated, the Committed Investors (or the Committed Investors in the applicable Investor Group) shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of the SPV and without limiting the obligation of the SPV to do so), <u>pro</u> <u>rata</u>, and hold harmless each Agent-Related Person from and against any and all Indemnified Amounts incurred by it; *provided* that no Committed Investor shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Amounts resulting from such Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction; *provided* that no action taken by Agent (or any Managing Agent) in accordance with the directions of the Managing Agents (or the Investors in its Investor Group) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Investor shall reimburse its Managing Agent, the Agent and each Letter of Credit Issuer upon demand for its ratable share of any costs or out-of-pocket expenses (including attorney's fees) incurred in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Transaction Document, or any document contemplated by or referred to herein, to the extent that the Agent or such Managing Agent is not reimbursed for such expenses by or on behalf of the SPV. The undertaking in this Section shall survive payment on the Final Payout Date and the resignation or replacement of the Agent or such Managing Agent.

SECTION 10.8 <u>Agent in Individual Capacity</u>. The Agent and each Managing Agent (and any successor thereto in such capacity) and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any of the SPV, the Originators, the Master Servicer, or any of their Subsidiaries or Affiliates as though it were not the Agent, a Managing Agent or an Investor hereunder, as applicable, and without notice to or consent of the Secured Parties. The Secured Parties acknowledge that, pursuant to such activities, any such Person or its Affiliates may receive information regarding the SPV, the Originators, the Master Servicer or their respective Affiliates (including information that may be subject to confidentiality obligations in favor of such Person) and acknowledge that the Agent shall be under no obligation to provide such information to them. With respect to its Commitment and any Letters of Credit issued, the Agent and each Managing Agent (and any successor thereto in such capacity) in its capacity as a Committed Investor hereunder shall have the same rights and powers under this Agreement as any other Committed Investor and may exercise the same as though it were not the Agent, a Managing Agent or a Committed Investor, as applicable, and the term "Committed Investor" or "Committed Investors" shall, unless the context otherwise indicates, include the Agent and each Managing Agent in its individual capacity.

SECTION 10.9 <u>Resignation of Agents</u>. The Agent or any Managing Agent may resign upon thirty (30) days' notice to the applicable Investors. If the Agent resigns under this Agreement, the Majority Investors shall appoint from among the Committed Investors a successor agent for the Secured Parties. If no successor agent is appointed prior to the effective date of the resignation of the Agent, the Agent may appoint, after consulting with the Investors, a successor agent from among the Committed Investors. Upon the acceptance of its appointment

as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term "Agent" shall mean such successor agent and the retiring Agent's appointment, powers and duties as Agent shall be terminated. After any retiring Agent's resignation hereunder as Agent, the provisions of this Section 10.9 and Sections 10.3 and 10.7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is thirty (30) days following a retiring Agent's notice of resignation, the retiring Agent's resignation shall nevertheless thereupon become effective and the Committed Investors shall perform all of the duties of the Agent hereunder until such time, if any, as the Majority Investors appoint a successor agent as provided for above. If a Managing Agent resigns under this Agreement, the Investors in such Investor Group shall appoint a successor agent.

SECTION 10.10 Payments by the Agent. Unless specifically allocated to a Committed Investor pursuant to the terms of this Agreement, all amounts received by the Agent or a Managing Agent on behalf of the Investors shall be paid to the applicable Managing Agent or Investors pro rata in accordance with amounts then due on the Business Day received, unless such amounts are received after 12:00 noon on such Business Day, in which case the applicable agent shall use its reasonable efforts to pay such amounts on such Business Day, but, in any event, shall pay such amounts not later than the following Business Day.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Term of Agreement. This Agreement shall terminate on the Final Payout Date; *provided* that (i) the rights and remedies of the Agent, the Managing Agents, the Investors, the Administrators and the other Secured Parties with respect to any representation and warranty made or deemed to be made by the SPV, the Originators or the Master Servicer pursuant to this Agreement, (ii) the indemnification and payment provisions of Article IX, (iii) the provisions of Section 10.7 and (iv) the agreements set forth in Sections 11.11 and 11.12, shall be continuing and shall survive any termination of this Agreement.

SECTION 11.2 Waivers; Amendments. (a) No failure or delay on the part of the Agent, any Managing Agent, the Investors, any Administrator or any Committed Investor in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law.

(b) Any provision of this Agreement or any other Transaction Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the SPV, the Originators, the Master Servicer, the Agent and the Majority Investors; *provided* that no such amendment or waiver shall, unless signed by each Committed Investor directly affected thereby, (i) increase the Commitment of such Committed Investor, (ii) reduce the rate of Yield to accrue thereon or any fees or other amounts payable hereunder, (iii) postpone any date fixed for the payment of any scheduled distribution in respect of the Net Investment or Yield with respect

thereto or any fees or other amounts payable hereunder or for termination of any Commitment, (iv) change the percentage of the Commitments of Committed Investors which shall be required for the Committed Investors or any of them to take any action under this Section or any other provision of this Agreement, (v) release any of the property with respect to which a security or ownership interest therein has been granted hereunder to the Agent or the Committed Investors (such consent of each Committed Investor not to be unreasonably withheld), (vi) extend or permit the extension of the Commitment Termination Date (it being understood that a waiver of a Termination Event shall not constitute an extension or increase in the Commitment of any Committed Investor), or (vii) change the definition of "Net Pool Balance," "Required Reserves" or any defined term used therein; and *provided further* that the signature of the SPV and the Originators shall not be required for the effectiveness of any amendment which modifies the representations, warranties, covenants or responsibilities of the Master Servicer at any time when the Master Servicer is not an Originator or any Affiliate of an Originator or a successor Master Servicer is designated pursuant to Section 7.1.

(c)   Each Managing Agent agrees to provide an executed copy of each amendment or waiver to this Agreement or any other Transaction Document to any rating agency rating the Commercial Paper of any Conduit Investor in such Managing Agent's Investor Group promptly upon request of such Conduit Investor or its Administrator or Managing Agent.

SECTION 11.3 Notices; Payment Information. Except as provided below, all communications and notices provided for hereunder shall be in writing (including facsimile or electronic transmission (including e-mail) or similar writing) and shall be given to the other party at its address or facsimile number set forth in Schedule 11.3 or at such other address or facsimile number as such party may hereafter specify for the purposes of notice to such party. Each such notice or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 11.3 and confirmation is received (provided that if such communication or notice is not sent during the normal business hours of the recipient, such communication or notice shall be deemed to have been sent at the opening of business on the next Business Day for the recipient), (ii) if given by mail, three (3) Business Days following such posting, if postage prepaid, and if sent via U.S. certified or registered mail, (iii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, (iv) if given by electronic transmission (including e-mail), upon the sender's receipt of an affirmative acknowledgement from the intended recipient such as return e-mail or other written acknowledgement (but not via a "return receipt requested" function or automated "out of office" reply) or (v) if given by any other means, when received at the address specified in this Section 11.3 and confirmation is received, *provided* that an Investment Request shall only be effective upon receipt by the Managing Agents. However, anything in this Section 11.3 to the contrary notwithstanding, the SPV hereby authorizes the Agent and the Managing Agents to make investments in Eligible Investments and to make Investments based on telephonic notices made by any Person which the Agent or the Managing Agents in good faith believe to be acting on behalf of the SPV. The SPV agrees to deliver promptly to the Agent or the Managing Agents a written confirmation of each telephonic notice signed by an authorized officer of SPV. However, the absence of such confirmation shall not affect the validity of such notice. If the written confirmation differs in any material respect from the action taken by the Agent or the Investors, the records of the Agent or the Managing Agents shall govern.

SECTION 11.4 <u>Governing Law; Submission to Jurisdiction; Appointment of Service Agent</u>.

(a)   **THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO THE CONFLICTS OF LAW PRINCIPLES THEREOF OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).** EACH OF THE SPV, THE ORIGINATORS AND THE MASTER SERVICER HEREBY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN THE CITY OF NEW YORK FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE SPV, THE MASTER SERVICER AND THE ORIGINATORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS <u>SECTION 11.4</u> SHALL AFFECT THE RIGHT OF THE SECURED PARTIES TO BRING ANY ACTION OR PROCEEDING AGAINST ANY OF THE SPV, THE ORIGINATOR OR THE MASTER SERVICER OR ANY OF THEIR RESPECTIVE PROPERTY IN THE COURTS OF OTHER JURISDICTIONS.

(b)   EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG ANY OF THEM ARISING OUT OF, CONNECTED WITH, RELATING TO OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

SECTION 11.5 <u>Integration</u>. This Agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire Agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

SECTION 11.6 <u>Severability of Provisions</u>. If any one or more of the provisions of this Agreement shall for any reason whatsoever be held invalid, then such provisions shall be deemed severable from the remaining provisions of this Agreement and shall in no way affect the validity or enforceability of such other provisions.

SECTION 11.7 <u>Counterparts; Facsimile Delivery</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery by facsimile or e-mail (.pdf format) of an executed signature page of this Agreement shall be effective as delivery of an executed counterpart hereof.

SECTION 11.8 <u>Successors and Assigns; Binding Effect</u>. (a) This Agreement shall be binding on the parties hereto and their respective successors and assigns; *provided* that none of the SPV, the Master Servicer or the Originators may assign any of its rights or delegate any of its duties hereunder or under the First Tier Agreement or under any of the other Transaction Documents to which it is a party without the prior written consent of each Managing Agent. Except as provided in <u>clause (b)</u> below, no provision of this Agreement shall in any manner restrict the ability of any Investor to assign, participate, grant security interests in, or otherwise transfer any portion of the Asset Interest.

(b)   Any Committed Investor may assign all or any portion of its Commitment and its interest in the Net Investment, the Asset Interest and its other rights and obligations hereunder to any Person with the written approval of the applicable Administrator, on behalf of its Conduit Investor, and the Managing Agents and, if no Termination Event is continuing, with the consent of the SPV (such consent not to be unreasonably withheld); <u>provided</u> that, the Managing Agents' consent shall not be required if the SPV (with funds other than Collections (except for amounts returned to the SPV pursuant to <u>Section 2.12(c)(vi)</u>) has fully Cash Collateralized the Fronting Exposure with respect to the assignee and agrees that it will continue to do so in connection with each future Letter of Credit issuance hereunder. In connection with any such assignment, the assignor shall deliver to the assignee(s) an Assignment and Assumption Agreement, duly executed, assigning to such assignee a <u>pro</u> <u>rata</u> interest in such assignor's Commitment and other obligations hereunder and in the Net Investment, the Asset Interest and other rights hereunder, and such assignor shall promptly execute and deliver all further instruments and documents, and take all further action, that the assignee may reasonably request, in order to protect, or more fully evidence, the assignee's right, title and interest in and to such interest and to enable the Agent, on behalf of such assignee, to exercise or enforce any rights hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. Upon any such assignment, (i) the assignee shall have all of the rights and obligations of the assignor hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party with respect to such assignor's Commitment and interest in the Net Investment and the Asset Interest for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party and (ii) the assignor shall have no further obligations with respect to the portion of its Commitment which has been assigned and shall relinquish its rights with respect to the portion of its interest in the Net Investment and the Asset Interest which has been assigned for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. No such assignment shall be effective unless a fully executed copy of the related Assignment and Assumption Agreement shall be delivered to the Agent and the SPV. In addition, if the assignee shall not already be an Investor, such assignee shall deliver to the Agent, the SPV and the Master Servicer, all applicable tax documentation (whether pursuant to <u>Section 9.4(b)</u> or otherwise) requested by the Agent, the SPV or the Master Servicer. All costs and expenses of the Agent incurred in connection with any assignment hereunder shall be borne by the assignee. No Committed Investor shall assign any portion of its Commitment hereunder without also simultaneously assigning an equal portion of its interest in the Program Support Agreement to which it is a party or under which it has acquired a participation.

(c)   By executing and delivering an Assignment and Assumption Agreement, the assignor and assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Assumption Agreement, the assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto or thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value or this Agreement, the other Transaction Documents or any such other instrument or document; (ii) the assignor makes no representation or warranty and assumes no responsibility with respect to the financial condition of the SPV, any Originator or the Master Servicer or the performance or observance by the SPV, any Originator or the Master Servicer of any of their respective obligations under this Agreement, the First Tier Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, the First Tier Agreement, each other Transaction Document and such other instruments, documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption Agreement and to purchase such interest; (iv) such assignee will, independently and without reliance upon the Agent, any Managing Agent, any Investor or any of their Affiliates, or the assignor and based on such agreements, documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Transaction Documents; (v) such assignee appoints and authorizes the Agent and its Managing Agent to take such action as agent on its behalf and to exercise such powers under this Agreement, the other Transaction Documents and any other instrument or document furnished pursuant hereto or thereto as are delegated to the Agent or its Managing Agent, as applicable, by the terms hereof or thereof, together with such powers as are reasonably incidental thereto and to enforce its respective rights and interests in and under this Agreement, the other Transaction Documents and the Affected Assets; (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement and the other Transaction Documents are required to be performed by it as the assignee of the assignor; and (vii) such assignee agrees that it will not institute against any Conduit Investor any proceeding of the type referred to in Section 11.11 prior to the date which is one (1) year and one (1) day after the payment in full of all Commercial Paper of such Conduit Investor.

(d)   Without limiting the foregoing, a Conduit Investor may, from time to time, with prior or concurrent notice to the SPV and the Master Servicer, in one transaction or a series of transactions, assign all or a portion of the Net Investment and its rights and obligations under this Agreement and any other Transaction Documents to which it is a party to a Conduit Assignee. Upon and to the extent of such assignment by a Conduit Investor to a Conduit Assignee, (i) such Conduit Assignee shall be the owner of the assigned portion of the Net Investment, (ii) the related Administrator for such Conduit Assignee will act as the Administrator for such Conduit Assignee, with all corresponding rights and powers, express or implied, granted to the Administrator hereunder or under the other Transaction Documents, (iii) such Conduit Assignee (and any related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) and their respective liquidity support provider(s) and credit support provider(s) and other related parties shall have the benefit of all the rights and protections provided to the Conduit Investor and its Program Support Provider(s) herein and in the other

Transaction Documents (including any limitation on recourse against such Conduit Assignee or related parties, any agreement not to file or join in the filing of a petition to commence an insolvency proceeding against such Conduit Assignee, and the right to assign to another Conduit Assignee as provided in this paragraph), (iv) such Conduit Assignee shall assume all (or the assigned or assumed portion) of the Conduit Investor's obligations, if any, hereunder or any other Transaction Document, and the Conduit Investor shall be released from such obligations, in each case to the extent of such assignment, and the obligations of the Conduit Investor and such Conduit Assignee shall be several and not joint, (v) all distributions in respect of the Net Investment shall be made to the applicable Managing Agent or the related Administrator, as applicable, on behalf of the Conduit Investor and such Conduit Assignee on a pro rata basis according to their respective interests, (vi) the definition of the term "CP Rate" with respect to the portion of the Net Investment funded with commercial paper issued by the Conduit Investor from time to time shall be determined in the manner set forth in the definition of "CP Rate" applicable to the Conduit Investor on the basis of the interest rate or discount applicable to commercial paper issued by such Conduit Assignee (or the related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) rather than the Conduit Investor, (vii) the defined terms and other terms and provisions of this Agreement and the other Transaction Documents shall be interpreted in accordance with the foregoing, (viii) the Conduit Assignee, if it shall not be an Investor already, shall deliver to the Agent, the SPV and the Master Servicer, all applicable tax documentation (whether required by Section 9.4(b) or otherwise) reasonably requested by the Agent, the SPV or the Master Servicer and (ix) if requested by the related Managing Agent or the related Administrator with respect to the Conduit Assignee, the parties will execute and deliver such further agreements and documents and take such other actions as the related Managing Agent or such Administrator may reasonably request to evidence and give effect to the foregoing. No assignment by a Conduit Investor to a Conduit Assignee of all or any portion of the Net Investment shall in any way diminish the related Committed Investors' obligations under Section 2.3 or Section 2.17 to fund any Investment or L/C Borrowing not funded by the related Conduit Investor or such Conduit Assignee or to acquire from the Conduit Investor or such Conduit Assignee all or any portion of the Net Investment pursuant to Section 3.1.

(e)   In the event that a Conduit Investor makes an assignment to a Conduit Assignee in accordance with clause (d) above, the Related Committed Investors: (i) if requested by the related Administrator, shall terminate their participation in the applicable Program Support Agreement to the extent of such assignment, (ii) if requested by the related Administrator, shall execute (either directly or through a participation agreement, as determined by such Administrator) the program support agreement related to such Conduit Assignee, to the extent of such assignment, the terms of which shall be substantially similar to those of the participation or other agreement entered into by such Committed Investor with respect to the applicable Program Support Agreement (or which shall be otherwise reasonably satisfactory to the Administrator and the Related Committed Investors), (iii) if requested by the related Conduit Investor, shall enter into such agreements as requested by such Conduit Investor pursuant to which they shall be obligated to provide funding to the Conduit Assignee on substantially the same terms and conditions as is provided for in this Agreement in respect of such Conduit Investor (or which agreements shall be otherwise reasonably satisfactory to such Conduit Investor and the Committed Investors), and (iv) shall take such actions as the Agent shall reasonably request in connection therewith.

(f)   Each of the SPV, the Master Servicer and the Originators hereby agrees and consents to the assignment by any Conduit Investor from time to time of all or any part of its rights under, interest in and title to this Agreement and the Asset Interest to any Program Support Provider.

(g)   Any Investor Group without a Conduit Investor may at any time in the sole discretion of the related Committed Investor add a Conduit Investor to such Investor Group so long as such Conduit Investor is sponsored or administered by the related Committed Investor or one of its Affiliates. The parties hereto will cooperate in good faith to execute a joinder agreement or amendment reasonably satisfactory to such Conduit Investor to evidence its joining the Transaction Documents.

(h)   The Agent, acting solely for this purpose as an agent of the SPV, shall maintain a copy of each Assignment and Assumption Agreement or other assignment agreement and a register for the recordation of the names and addresses of the Investors, and the Commitments and interests in Net Investments and Asset Interests pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent manifest error, and the SPV, the Agent and the Investors shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as an Investor hereunder for all purposes of this Agreement. The Register shall be available for inspection by the SPV and any Investor, at any reasonable time and from time to time upon reasonable prior notice.

SECTION 11.9 Waiver of Confidentiality. (a) Each of the SPV, the Master Servicer and the Originators hereby consents to the disclosure of any non-public information with respect to it received by the Agent, any Managing Agent, any Investor or any Administrator to any other Investor or potential Investor, any Managing Agent, any nationally recognized statistical rating organization rating a Conduit Investor's Commercial Paper, any dealer or placement agent of or depositary for the Conduit Investor's Commercial Paper, any Administrator, any Program Support Provider, any credit/financing provider to any Conduit Investor or any of such Person's counsel or accountants in relation to this Agreement or any other Transaction Document if they agree to hold it confidential pursuant to a written agreement of confidentiality in form and substance reasonably satisfactory to the SPV. Subject to the forgoing, the Agent, the Managing Agents, the Investors and the Administrators hereby agree to maintain the confidentiality of any non-public information.

(b)   Each of the parties hereto acknowledges and agrees that each Managing Agent with a Conduit Investor in its Investor Group may post to a secured password-protected internet website maintained by such Managing Agent and required by any NRSRO rating the Commercial Paper of its related Conduit Investor in connection with Rule 17g-5, the following information: (a) its Program Support Agreement, (b) a copy of this Agreement (including any amendments), (c) its monthly transaction surveillance reports, and (d) such other information as may be requested by such NRSRO and consented to in writing by the SPV and the Master Servicer; provided that such Managing Agent shall take such actions as are necessary to maintain the confidential nature of the documents and information so posted (it being understood that any NRSRO viewing such posted information on such website shall not constitute a breach of this proviso so long as it is informed of the confidential nature of such information on such website

or otherwise by the Managing Agent prior to or concurrently with making such information available).

SECTION 11.10 <u>Confidentiality Agreement</u>. Each of the SPV, the Master Servicer and the Originators hereby agrees that it will not disclose the contents of this Agreement or any other Transaction Document or any other proprietary or confidential information of or with respect to any Investor, the Agent, any Managing Agent, any Administrator or any Program Support Provider to any other Person except (a) its auditors and attorneys, employees or financial advisors (other than any commercial bank) and any nationally recognized statistical rating organization, *provided* such auditors, attorneys, employees, financial advisors or rating agencies are informed of the highly confidential nature of such information and agree to use such information solely in connection with their evaluation of, or relationship with, the SPV, the Master Servicer, the and its affiliates or (b) as otherwise required by applicable law or order of a court of competent jurisdiction.

SECTION 11.11 <u>Conduit Investor Provisions</u>.

(a)   <u>No Bankruptcy Petition Against the Conduit Investor</u>. Each of the SPV, the Master Servicer and the Originators hereby covenants and agrees that, prior to the date which is one (1) year and one (1) day after the payment in full of all outstanding Commercial Paper or other rated indebtedness of any Conduit Investor (or its related commercial paper issuer), it will not institute against, or join any other Person in instituting against, such Conduit Investor any proceeding of a type referred to in the definition of Event of Bankruptcy.

(b)   <u>Affiliate Purchase of Commercial Paper</u>. The SPV hereby acknowledges and agrees that, from time to time and in the sole discretion of the Administrator of such Conduit Investor, any Conduit Investor may sell Commercial Paper for the purposes of funding Investments hereunder to its Administrator or to any Affiliate of its Administrator, without further notice or disclosure to any Person.

SECTION 11.12 <u>No Recourse</u>.

(a)   Notwithstanding anything to the contrary contained in this Agreement, the obligations of any Conduit Investor under this Agreement and all other Transaction Documents are solely the corporate obligations of such Conduit Investor and shall be payable solely to the extent of funds received from the SPV in accordance herewith or from any party to any Transaction Document in accordance with the terms thereof in excess of funds necessary to pay its matured and maturing Commercial Paper and shall only be required to pay amounts payable by the SPV hereunder and under the other Transaction Documents from funds of the SPV other than the proceeds of the Affected Assets to the extent it has such funds.

(b)   Any amounts which such Conduit Investors does not pay pursuant to the operation of the preceding sentence shall not constitute a claim (as defined in §101 of the Bankruptcy Code) against or corporate obligation of such Conduit Investors for any such insufficiency unless and until such Conduit Investors satisfies the provisions above.

(c)   This <u>Section 11.12</u> shall survive termination of this Agreement.

SECTION 11.13 <u>No Proceedings; Limitations on Payments.</u>

(a)   Each of the parties hereto, by entering into this Agreement, hereby covenants and agrees that it will not at any time institute against the SPV, or join in any institution against the SPV of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or State bankruptcy or similar law in connection with any of the SPV's obligations under this Agreement or other Transaction Documents.

(b)   Notwithstanding any provisions contained in this Agreement to the contrary, the parties hereto acknowledge and agree that (i) all amounts payable by the SPV hereunder and under the other Transaction Documents shall be paid in accordance with the priorities set forth in <u>Section 2.12</u> and (ii) the SPV shall only be required to pay amounts payable by the SPV hereunder and under the other Transaction Documents from funds of the SPV other than the proceeds of the Affected Assets to the extent it has such funds. Any amounts which the SPV does not pay pursuant to the operation of <u>clause (ii)</u> of the preceding sentence shall not constitute a claim (as defined in §101 of the Bankruptcy Code) against or corporate obligation of the SPV for any such insufficiency unless and until the SPV satisfies the provisions of <u>clause (ii)</u> above.

(c)   This <u>Section 11.13</u> shall survive termination of this Agreement.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CVG CAPITAL III LLC

By: /s/ Lynn P. Freeman
Name: Lynn P. Freeman
Title: Treasurer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Transfer and
Administration Agreement

ASHLAND INC.
as Originator and as Master Servicer

By: /s/ Eric N. Boni
Name: Eric N. Boni
Title: Vice President and Treasurer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Transfer and
Administration Agreement

HERCULES INCORPORATED,
as Originator

By: /s/ Eric N. Boni
Name: Eric N. Boni
Title: Vice President-Finance

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Transfer and
Administration Agreement

AQUALON COMPANY,
as Originator

By: /s/ Lynn P. Freeman

Name: Lynn P. Freeman
Title: Vice President/Assistant Secretary
        and Treasurer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

*Transfer and
Administration Agreement*

ISP TECHNOLOGIES INC.,
as Originator

By: /s/ Lynn P. Freeman
Name:Lynn P. Freeman
Title: Treasurer

[**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**]

Transfer and
Administration Agreement

ISP SYNTHETIC ELASTOMERS LP,
as Originator

By: /s/ Eric N. Boni
Name:Eric N. Boni
Title: Vice President-Finance

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


Transfer and
Administration Agreement


LIBERTY STREET FUNDING LLC,
as a Conduit Investor and an Uncommitted
Investor

By: /s/ Jill A. Russo
Name: Jill A. Russo
Title: Vice President

[**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**]

Transfer and
Administration Agreement

MARKET STREET FUNDING LLC,
as a Conduit Investor and an Uncommitted
Investor

By: /s/ Karla L. Boyd
Name: Karla L. Boyd
Title: President

[**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**]

GOTHAM FUNDING CORPORATION,
as a Conduit Investor and an Uncommitted
Investor

By: /s/ David DeAngelis
Name: David DeAngelis
Title: Vice President

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

*Transfer and
Administration Agreement*

Committment:
$127,500,000

THE BANK OF NOVA SCOTIA,
as Agent, as a Letter of Credit Issuer and as a
Managing Agent, Administrator and Committed
Investor for the Scotiabank Investor Group

By: /s/ Darren Ward
Name: Darren Ward
Title: Director

[**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**]

Transfer and
Administration Agreement

Committment:
$76,500,000

PNC BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer

By: /s/ Mark Falcione
Name:Mark Falcione
Title: Senior Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Managing Agent

By: /s/ William Falcon
Name:William Falcon
Title: Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Administrator

By: /s/ William Falcon
Name:William Falcon
Title: Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Committed Investor for the PNC Investor
Group

By: /s/ Mark Falcione
Name:Mark Falcione
Title: Senior Vice President

[**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**]

*Transfer and
Administration Agreement*

Committment:
$76,500,000

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD, as a Managing Agent and Administrator for the BTMU Investor Group

By: /s/ Richard Gregory Hurst
Name:Richard Gregory Hurst
Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD, as a Letter of Credit Issuer and Committed Investor for the BTMU Investor Group

By: /s/ Christine Howatt
Name:Christine Howatt
Title: Authorized Signatory

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

*Transfer and
Administration Agreement*

Committment: **SUNTRUST BANK,**
$75,000,000   as a Letter of Credit Issuer, a Comimtted
                                      Investor, the Managing Agent and Administrator
                                      for the SunTrust Investor Group

                                      By: /s/ Joseph Franke
                                      Name:Joseph Franke
                                      Title: Senior Vice President

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

*Transfer and
Administration Agreement*

EXHIBIT 10.2

SALE AGREEMENT

Dated as of August 31, 2012

by and between

ASHLAND INC.
HERCULES INCORPORATED
AQUALON COMPANY
ISP TECHNOLOGIES INC.
ISP SYNTHETIC ELASTOMERS LLC
and each other entity from time to time party hereto as an Originator,

as Originators

and
CVG CAPITAL III LLC,
as the SPV

TABLE OF CONTENTS

Page

SALE AGREEMENT

This SALE AGREEMENT, dated as of August 31, 2012 (this "Agreement"), by and among ASHLAND INC., a Kentucky corporation ("Ashland"), HERCULES INCORPORATED, a Delaware corporation, AQUALON COMPANY, a Delaware general partnership, ISP TECHNOLOGIES INC., a Delaware corporation, ISP SYNTHETIC ELASTOMERS LLC, a Delaware limited liability company, and each other entity from time to time party hereto as an Originator (each, an "Originator" and collectively, the "Originators"), and CVG Capital III LLC, a Delaware limited liability company (the "SPV"). The parties hereto agree as follows:

WITNESSETH:

WHEREAS, in the ordinary course of its business, the Originators acquire and originate, from time to time, Receivables and related rights arising pursuant to certain Contracts between the Originators and various Obligors;

WHEREAS, the Originators own all of the outstanding membership interests of the SPV;

WHEREAS, the Originators wish to sell, contribute or otherwise convey certain Conveyed Receivables and Related Assets to the SPV, from time to time, and the SPV is willing to purchase or otherwise acquire Receivables and Related Assets from the Originators, on the terms and subject to the conditions set forth herein;

WHEREAS, the Originators and the SPV intend the conveyances effected hereunder to be true sales or contributions, as the case may be, of Conveyed Receivables and Related Assets (including all of the Originators' rights, titles and interests in and to any related Contracts) by the Originators to the SPV, providing the SPV with the full benefits of ownership of the Conveyed Receivables and Related Assets, and the Originators and the SPV do not intend the conveyances effected hereunder to be characterized as loans from the SPV to the Originators;

WHEREAS, the Originators and the SPV acknowledge that a lien and security interest in the Conveyed Receivables and certain of the Related Assets sold, contributed or otherwise conveyed by the Originators to the SPV hereunder will be granted and assigned by the SPV pursuant to the Second Tier Agreement (as hereinafter defined) and the related Transaction Documents to The Bank of Nova Scotia, as Agent, on behalf of the Secured Parties;

NOW, THEREFORE, in consideration of the foregoing, other good and valuable consideration, and the mutual terms and covenants contained herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1 Definitions. All capitalized terms used herein shall have the meanings specified herein or, if not so specified, the meaning specified in, or incorporated by reference into, the Second Tier Agreement (all such meanings to be equally applicable to the singular and plural forms of the terms defined). As used in this Agreement, the following terms shall have the following meanings:

"Ashland" shall have the meaning set forth in the Preamble hereto.

"Asset Purchase Price" is defined in Section 3.1(a).

"Closing Date" means August 31, 2012.

"Conveyed Receivable" shall mean each Receivable sold by an Originator to the SPV in accordance with Section 2.1.

"Corporate Divestiture" shall mean the sale, transfer or other disposition by any Originator of all or any portion of its interest in any Recivables-generating specific line of business.

"Deferred Purchase Price" is defined in Section 3.1(b).

"Initial Purchase" is defined in Section 2.1(a).

"Initial Purchase Date" shall mean the Closing Date or such later date as the parties hereto shall agree.

"Minimum Capital Test" shall mean a test that is satisfied on any day when (a) the Aggregate Unpaid Balance minus (b) the Net Investment is equal to or greater than $145,000,000.

"Originator Indemnified Amounts" is defined in Section 8.1.

"Originator Indemnified Parties" is defined in Section 8.1.

"Originators" shall have the meaning set forth in the Preamble hereto.

"Permitted Payments" is defined in Section 3.2(b).

"Purchase" shall mean, as the context may require, the Initial Purchase or a Subsequent Purchase.

"Purchase Date" shall mean the Initial Purchase Date or a Subsequent Purchase Date, as the context may require.

"Purchase Termination Date" is defined in Section 7.1.

"Related Assets" shall mean, with respect to each Receivable:

(A) any Returned Goods and documentation or title evidencing the shipment or storage of any goods relating to any sale giving rise to such Receivable;

(B) all other security interests or liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the related Contract or otherwise, together with all financing statements and other filings authorized by an Obligor relating thereto;

(C)   all guarantees, indemnities, warranties, letters of credit, insurance policies and proceeds and premium refunds thereof and other agreements or arrangements of any kind from time to time supporting or securing payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise;

(D)   all records, instruments, documents and other agreements (including any Contract with respect thereto) related to such Receivable, including but not limited to any third-party documentation related to shipments to an Obligor on behalf of an Originator by a distributor who has received a Valvoline Credit;

(E)   all Collections with respect to such Receivable; and

(F)   all proceeds of the foregoing.

"Retained Receivable" means, a Receivable in existence on or after the Closing Date which is owed by an Obligor appearing on Schedule IV, to the extent such Receivable has been assigned the corresponding payer identification number appearing on such Schedule IV.

"Returned Goods" means all right, title and interest of any Originator in and to returned, repossessed or foreclosed goods and/or merchandise the sale of which gave rise to a Receivable.

"Second Tier Agreement" means that certain Transfer and Administration Agreement, dated as of August 31, 2012, by and among the SPV, the Originators, Ashland, as initial Master Servicer, The Bank of Nova Scotia, as the Agent, and the various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators from time to time parties thereto.

"Senior Obligations" means all Aggregate Unpaids which may now or hereafter be owing by the SPV to the Agent and the other Secured Parties.

"SPV" shall have the meaning set forth in the Preamble hereto.

"Subordinated Obligations" means all obligations which may now or hereafter be owing by the SPV to each Originator and its successors or assigns (including the obligation to pay the purchase price of any Receivable and interest thereon).

"Subsequent Purchase" shall mean each Purchase other than the Initial Purchase.

"Subsequent Purchase Date" shall mean the date of any Subsequent Purchase.

SECTION 1.2 Other Terms. All terms defined directly or by incorporation herein shall have the defined meanings when used in any certificate or other document delivered pursuant thereto unless otherwise defined therein. For purposes of this Agreement and all such certificates and other documents, unless the context otherwise requires: (a) accounting terms not otherwise defined herein, and accounting terms partly defined herein to the extent not defined, shall have the respective meanings given to them under, and shall be construed in accordance with, GAAP; (b) terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9; (c) references to any amount as on deposit or outstanding on any particular date means such amount at the close of

business on such day; (d) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement (or the certificate or other document in which they are used) as a whole and not to any particular provision of this Agreement (or such certificate or document); (e) references to any Section, Schedule or Exhibit are references to Sections, Schedules and Exhibits in or to this Agreement (or the certificate or other document in which the reference is made) and references to any paragraph, subsection, clause or other subdivision within any Section or definition refer to such paragraph, subsection, clause or other subdivision of such Section or definition; (f) the term "including" means "including without limitation"; (g) references to any law or regulation refer to that law or regulation as amended from time to time and include any successor law or regulation; (h) references to any agreement refer to that agreement as from time to time amended or supplemented or as the terms of such agreement are waived or modified in accordance with its terms; (i) references to any Person include that Person's successors and assigns; (j) headings are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof; and (k) each reference to "Originator" herein refers severally to each of the Originators as to itself and the Receivables and Related Assets owned by it from time to time. Notwithstanding the foregoing, the term "Related Assets" as used herein excludes the SPV's rights under this Agreement.

SECTION 1.3 Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding."

SECTION 1.4 Knowledge. All references herein to the "knowledge" of Person shall be deemed to mean the actual conscious awareness of such Person and if such Person is not an individual, the actual conscious awareness of a Responsible Officer of such Person.

ARTICLE II
SALE AND PURCHASE OF RECEIVABLES

SECTION 2.1 Sale. (a) On the terms and subject to the conditions set forth herein, each of the Originators hereby sells to the SPV on the Initial Purchase Date, and the SPV hereby purchases from each of the Originators on the Initial Purchase Date, all of each Originator's right, title and interest, in, to and under each and every Receivable (other than any Retained Receivable and Non-Originator Receivable) existing at the opening of each Originator's business on the Initial Purchase Date, together with all Related Assets relating thereto and all proceeds thereof, whether such Related Assets relating thereto or proceeds thereof exist at such time or arise or are acquired thereafter. The foregoing purchase and sale are herein sometimes collectively called the "Initial Purchase".

(b) On the terms and subject to the conditions set forth herein, each of the Originators hereby sells to the SPV effective as of each Subsequent Purchase Date, and the SPV hereby purchases from each of the Originators effective as of each Subsequent Purchase Date, each Receivable (other than any Retained Receivable and Non-Originator Receivable), together with all Related Assets and all proceeds thereof, whether such Related Assets or proceeds relating thereto exist at such time or arise or are acquired thereafter, arising after the Initial Purchase Date and through and including the Purchase Termination Date, *provided* that notwithstanding the

foregoing, no Originator shall have an obligation to sell to the SPV any Receivable or Related Assets under this Agreement if immediately prior thereto the SPV is not Solvent.

(c)   For the avoidance of doubt, it is understood and agreed that the Receivables transferred hereunder shall not include the "Retained Receivables" and "Non-Originator Receivables".

(d)   In connection with the foregoing sale of Receivables, each Originator hereby confirms that it has assigned its interest in the Blocked Accounts to the SPV, and such Blocked Accounts have been retitled in the name of the SPV.

SECTION 2.2 <u>Intent of the Parties; Grant of Security Interest</u>. The Originators and the SPV intend that the sale, assignment and transfer of the Conveyed Receivables and Related Assets to the SPV hereunder shall be treated as a sale for all purposes, other than accounting and federal and state income tax purposes. If notwithstanding the intent of the parties, the sale, assignment and transfer of the Conveyed Receivables and Related Assets to the SPV is not treated as a sale for all purposes, other than accounting and federal and state income tax purposes, then (i) this Agreement also is intended by the parties to be, and hereby is, a security agreement within the meaning of the UCC, and (ii) the sale, assignment and transfer of the Conveyed Receivables and Related Assets provided for in this Agreement shall be treated as the grant of, and the Originators hereby grant, a security interest in the Conveyed Receivables and Related Assets to secure the payment and performance of the Originators' obligations to the SPV hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law. The Originators and the SPV shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement were deemed to create a security interest in, and not to constitute a sale of, Receivables, such security interest would be deemed to be a perfected security interest in favor of the SPV under applicable Law and shall be maintained as such throughout the term of this Agreement. The Originators and the SPV agree to treat and report such interests in the Conveyed Receivables and Related Assets as indebtedness for U.S. federal and state income tax purposes.

SECTION 2.3 <u>No Recourse</u>. Except as specifically provided in this Agreement, the purchase and sale of the Conveyed Receivables and Related Assets under this Agreement shall be without recourse to any Originator.

SECTION 2.4 <u>No Assumption of Obligations</u>. The SPV shall not have any obligation or liability with respect to any Conveyed Receivables, Contracts or other Related Assets, nor shall the SPV have any obligation or liability to any Obligor or other customer or client of any Originator (including any obligation to perform any of the obligations of any Originator under any Conveyed Receivables, Contracts or other Related Assets).

SECTION 2.5 <u>UCC Filing</u>. The Originators shall record and file, at their own expense, any financing statements (and continuation statements with respect to such financing statements when applicable) with respect to the Conveyed Receivables and the Related Assets then existing and thereafter created (and, in any case, conveyed to the SPV hereunder) for the transfer and grant, as applicable, of accounts, equipment, instruments, chattel paper and general intangibles (as defined in the UCC) meeting the requirements of applicable state law in such

manner and in such jurisdictions as are reasonably requested by the SPV or any Managing Agent and necessary to perfect the transfer and assignment of such Conveyed Receivables and Related Assets to the SPV (and to the Agent (for the benefit of the Secured Parties) as assignee thereof). The Originators have delivered or shall, within two (2) Business Days following the Purchase Date of any Conveyed Receivable, deliver a file-stamped copy of such financing statements to the SPV and the Agent, and have taken, or shall take, at the Originators' own expense, all other steps as are necessary under applicable Law (including the filing of any additional financing statements in connection with any Subsequent Purchase) to perfect such transfers and assignments and has delivered to the SPV and the Agent, or shall deliver, confirmation of such steps including any assignments, as are necessary or are reasonably requested by the SPV or any Managing Agent. The Originators hereby authorize the Master Servicer to file such financing statements or take such other action described in this Section 2.5 on behalf of the Originators, at the Originators' expense.

Each Originator further agrees, at its own expense, with respect to the Conveyed Receivables and Related Assets conveyed by it to the SPV hereunder, on or prior to each Purchase Date, to indicate on its computer files that such Conveyed Receivables and Related Assets have been conveyed pursuant to this Agreement. Each Conveyed Receivable and Related Asset purchased hereunder shall be included in and become part of the Records.

ARTICLE III
CONSIDERATION AND PAYMENT

SECTION 3.1 Purchase Price.

(a)   The SPV hereby agrees to pay each Originator with respect to any Conveyed Receivables and the Related Assets purchased by the SPV from such Originator on each Purchase Date a purchase price (in each case, the "Asset Purchase Price") equal to the aggregate Unpaid Balance of all such Receivables then being sold by such Originator to the SPV on such Purchase Date.

(b)   Except as permitted by clause (c) below, the SPV shall pay each Originator the Asset Purchase Price with respect to each Conveyed Receivable and Related Assets sold by such Originator to the SPV on the applicable Purchase Date by transfer of funds, to the extent that the SPV has funds available for that purpose after (i) satisfying the SPV's current obligations under the Second Tier Agreement and (ii) taking into account the proceeds that the SPV expects to receive from the Investors pursuant to the Second Tier Agreement on such Purchase Date. To the extent that such funds are insufficient, either (x) the remaining Conveyed Receivables and Related Assets shall be deemed to have been transferred by such Originator to the SPV as a capital contribution, in return for an increase in the value of the membership interests of the SPV held by such Originator or (y) if the Minimum Capital Test is satisfied and the applicable Originator so elects, by notice to the Agent, the remainder of the Asset Purchase Price shall be deferred (the "Deferred Purchase Price") and shall be paid by the SPV from time to time when the SPV has funds that are not needed to satisfy the SPV's obligations under the Second Tier Agreement (to the extent then due and payable), to pay for new Conveyed Receivables and Related Assets or to pay interest pursuant to clause (f); *provided* that (A) the remainder of the Asset Purchase Price shall in any event be payable not later than one (1) year after the Final

Payout Date and (B) the Deferred Purchase Price shall not account for more than 10% of the Asset Purchase Price on any day of sale.

(c)   In addition to the form of payment specified in clause (b) above, the SPV may also elect to pay all or part of the applicable Asset Purchase Price for each purchase of Conveyed Assets to be made on any day, at the request of an Originator, by causing the Letter of Credit Issuer to issue a Letter of Credit, subject to the terms and conditions (including any limitations therein on the amount of any such issuance) for issuing Letters of Credit under the Second Tier Agreement, in favor of beneficiaries selected by the applicable Originator in the stated amount requested by such Originator (or, if applicable and permitted by the Second Tier Agreement, by causing the expiration date of an existing Letter of Credit to be extended at the request of such Originator). No Originator shall have a reimbursement obligation in respect of any Letter of Credit. In the event an Originator requests that any purchases hereunder be paid for by the issuance of Letters of Credit as described herein, such Originator shall, on a timely basis, provide the SPV with such information as is necessary for the SPV to submit a duly completed Request for Credit Extension and obtain such Letter of Credit from the Letter of Credit Issuer. The face amount of each such Letter of Credit shall be applied as a deduction from the applicable Asset Purchase Price that would otherwise be payable by the SPV on such date pursuant to Section 2.1 in respect of the Conveyed Receivables and Related Assets then being purchased.

(d)   In the event that any Letter of Credit expires without being fully drawn or is surrendered for cancellation without being fully drawn, the SPV shall pay to the applicable Originator on the next succeeding Settlement Date an amount equal to the undrawn balance of such Letter of Credit. Such payment may be paid in cash when the SPV has funds that are not needed to satisfy the SPV's obligations under the Second Tier Agreement (to the extent then due and payable), to pay for new Receivables and Related Assets or to pay interest pursuant to clause (f) or, at the SPV's election, by adding the amount to be paid to the outstanding balance of the Deferred Purchase Price (if permitted pursuant to Section 3.1(b)) or by means of a capital contribution by the Originators to the SPV.

(e)   All Conveyed Receivables and Related Assets, if any, that have been conveyed hereunder by way of capital contribution by the Originators shall be administered and otherwise treated hereunder in the same way as Conveyed Receivables and Related Assets that have been conveyed by way of sale.

(f)   The SPV shall pay interest on the aggregate Deferred Purchase Price outstanding from time to time under this Agreement at a variable rate per annum equal to the rate of interest publicly announced from time to time by The Bank of Nova Scotia as its "prime rate". Such interest shall be computed on the basis of the actual number of days elapsed and a 360 day year and shall be paid on each Settlement Date, to the extent the SPV has available funds that are not needed to satisfy the SPV's obligations under the Second Tier Agreement (to the extent then due and payable) or to pay for new Conveyed Receivables and Related Assets.

SECTION 3.2 Subordination.

(a)   The payment and performance of the Subordinated Obligations is hereby subordinated to the Senior Obligations and, except as set forth in this Section 3.2, the Originators

will not ask, demand, sue for, take or receive from the SPV, by setoff or in any other manner, the whole or any part of any Subordinated Obligations, unless and until the Senior Obligations shall have been fully paid and satisfied (the temporary reduction of outstanding Senior Obligations not being deemed to constitute full payment or satisfaction thereof).

(b)   Notwithstanding clause (a) above and subject to clauses (c) and (e) below, the SPV may pay the purchase price for the Conveyed Receivables and Related Assets, interest thereon and other Restricted Payments as provided in Section 3.1 from funds available in accordance with Section 2.14 of the Second Tier Agreement (all such payments being herein called "Permitted Payments").

(c)   Prior to payment in full of the Senior Obligations, the Originators shall have no right to sue for, or otherwise exercise any remedies with respect to, any Permitted Payment, or otherwise take any action against the SPV or the SPV's property with respect to any Permitted Payment.

(d)   Should any payment or distribution be received by any Originator upon or with respect to the Subordinated Obligations (other than Permitted Payments) prior to the satisfaction of all of the Senior Obligations, such Originator shall receive and hold the same in trust, as trustee, for the benefit of the holders of Senior Obligations, and shall forthwith deliver the same to the Agent (in the form received, except where endorsement or assignment by the Originators is necessary), for application to the Senior Obligations, whether or not then due.

(e)   In the event of any Event of Bankruptcy with respect to the SPV, (i) the Originators shall promptly file a claim or claims, in the form required in such Event of Bankruptcy, for the full outstanding amount of the Subordinated Obligations, and shall use commercially reasonable efforts to cause such claim or claims to be approved and all payments or other distributions in respect thereof to be made directly to the Agent (for the benefit of the holders of Senior Obligations) until all Senior Obligations shall have been paid and performed in full and in cash, and (ii) the Originators shall not be subrogated to the rights of any such holder to receive payments or distributions from the SPV until one (1) year and one (1) day after payment in full and in cash of all Senior Obligations.

(f)   If at any time any payment (in whole or in part) made with respect to any Senior Obligation is rescinded or must be restored or returned (whether in connection with any Event of Bankruptcy or otherwise), the subordination provisions contained in this Section 3.2 shall continue to be effective or shall be reinstated, as the case may be, as though such payment had not been made.

(g)   The subordination provisions contained in this Section 3.2 shall not be impaired by amendment or modification to the Transaction Documents or any lack of diligence in the enforcement, collection or protection of, or realization on, the Senior Obligations or any security therefor.

ARTICLE IV
ADMINISTRATION AND COLLECTION

SECTION 4.1 <u>Servicing of Receivables</u>. Notwithstanding the sale of Conveyed Receivables pursuant to this Agreement, Ashland, for so long as it acts as the Master Servicer under the Second Tier Agreement, shall continue to be responsible for the servicing, administration and collection of the Conveyed Receivables, all on the terms set out in (and subject to any rights to terminate the initial Master Servicer as servicer pursuant to) the Second Tier Agreement.

SECTION 4.2 <u>Deemed Collections</u>.

(a) If on any day the Unpaid Balance of a Receivable is reduced or such Receivable is canceled as a result of any Dilution, the applicable Originator(s) shall be deemed to have received on such day a Collection of such Receivable in the amount of the Unpaid Balance (as determined immediately prior to such Dilution) of such Receivable (if such Receivable is canceled) or, otherwise, in the amount of such reduction, and such Originator(s) shall pay to the SPV an amount equal to such Deemed Collection and such amount shall be paid by the SPV to the Master Servicer for application by the Master Servicer as a Collection in accordance with Section 2.12 of the Second Tier Agreement.

(b) If on any day any representation or warranty of an Originator set forth in <u>Section 5.1(d)</u>, or Sections <u>5.2(a)</u> or <u>(h)</u> with respect to any Receivable (whether on or after the date of transfer thereof to the SPV as contemplated hereunder) is determined to be incorrect as of such time when such representation or warranty was made or confirmed, such Originator shall be deemed to have received on such day a Collection of such Receivable equal to its Unpaid Balance. To the extent that the SPV subsequently receives Collections with respect to any such Receivable, the SPV shall pay such Originator an amount equal to the amount so collected, such amount to be payable in the same manner and priority as the Deferred Purchase Price.

(c) Not later than the second Business Day after an Originator is deemed to have knowledge of having received any Collections pursuant to this <u>Section 4.2</u>, such Originator shall transfer to the SPV immediately available funds in the amount of such deemed Collections or shall otherwise apply such funds as may be required by the Second Tier Agreement.

SECTION 4.3 <u>Actions Evidencing Purchases</u>. (a) On or prior to the Initial Purchase Date, each Originator shall mark its master data processing records evidencing Receivables with a legend, acceptable to the SPV, evidencing that the Conveyed Receivables have been sold in accordance with this Agreement. In addition, each Originator agrees that from time to time, at its expense, it shall promptly execute and deliver all further instruments and documents, and take all further action, that the SPV or its assignee may reasonably request in order to perfect, protect or more fully evidence the purchases hereunder, or to enable the SPV or its assigns to exercise or enforce any of their respective rights with respect to the Conveyed Receivables and Related Assets. Without limiting the generality of the foregoing, each Originator shall, upon the request of the SPV or its designee, (i) execute and file such financing or continuation statements, or amendments thereto or assignments thereof, and such other instruments or notices, as may be necessary or appropriate and (ii) during the continuation of a Termination Event mark

conspicuously each Contract evidencing each Retained Receivable with a legend, acceptable to the SPV, evidencing that the related Retained Receivables have not been sold in accordance with this Agreement (it being understood that such Contracts shall only be required to be marked after being created and not at the time of execution with the applicable Obligor).

(b)   Each Originator hereby authorizes the SPV or its designee to (i) file one or more financing or continuation statements, and amendments thereto and assignments thereof, relative to all or any of the Conveyed Receivables and Related Assets now existing or hereafter arising in the name of such Originator and (ii) to the extent permitted by the Second Tier Agreement, notify Obligors of the assignment of the Conveyed Receivables and Related Assets.

(c)   Without limiting the generality of Section 4.3(a), each Originator shall, not earlier than six (6) months and not later than three (3) months prior to the fifth (5th) anniversary of the date of filing of the financing statements filed in connection with the Closing Date or any other financing statement filed pursuant to this Agreement, if the Final Payout Date shall not have occurred: (i) execute and deliver and file or cause to be filed appropriate continuation statements; and (ii) deliver or cause to be delivered to the Agent an opinion of counsel for such Originator in form and substance and delivered by counsel reasonably satisfactory to the SPV, confirming and updating the opinion delivered in connection with the Initial Purchase Date relating to the validity, perfection and priority of the SPV's interests in the Conveyed Receivables.

SECTION 4.4 Optional Repurchase. Notwithstanding any other provision in any Transaction Document, as part of any Corporate Divestiture, the Originators may commit to dispose of Conveyed Receivables related to such Corporate Divestiture in an amount of up to 10% of the Unpaid Balance of all Conveyed Receivables then outstanding and held by the SPV by electing to repurchase such Conveyed Receivables from the SPV; provided that, (i) no Termination Event exists or will result from such repurchase, (ii) after giving effect to any such repurchase, the Net Investment will not exceed the Available Commitment, (iii) no procedures adverse to the interests of the SPV or the Secured Parties were utilized by the applicable Originator in identifying and/or selecting the Conveyed Receivables to be repurchased by such Originator, and (iv) such repurchase will not cause the performance of the remaining Eligible Receivables to be materially worse in the opinion of the Master Servicer. Upon such election, the applicable Originator shall deliver notice to the SPV and shall repurchase such Conveyed Receivable from the SPV, without recourse, representation or warranty, for a repurchase price (each, a "Repurchase Price") equal to the fair market value of such Conveyed Receivables. As a condition precedent to each repurchase, the applicable Originator shall make a deposit to a Blocked Account in immediately available funds in an amount equal to the applicable Repurchase Price. In connection with any repurchase pursuant to this Section 4.4, the SPV and the Agent, on behalf of the Secured Parties, shall, at the sole expense of and at the direction of the applicable Originator, execute such instruments of release in favor of such Originator or prepare and file any UCC financing statement amendments with respect to the Receivables subject to such repurchase, as such Originator may reasonably request (in recordable form if necessary).

ARTICLE V
REPRESENTATIONS AND WARRANTIES

SECTION 5.1 Mutual Representations and Warranties. Each Originator and the SPV represents and warrants to the other, as to itself only, that, on the Initial Purchase Date and on each Subsequent Purchase Date:

(a)   Corporate Existence and Power. It (i) is validly existing and in good standing under the laws of its jurisdiction of formation, (ii) with respect to the SPV, was duly organized, (iii) has all corporate or limited liability company power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect) and (iv) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)   Authorization; No Contravention. The execution, delivery and performance by it of this Agreement, the Second Tier Agreement and the other Transaction Documents to which it is a party (i) are within its corporate or limited liability company powers, (ii) have been duly authorized by all necessary corporate or limited liability company action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by this Agreement, (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any provision of any indenture, agreement or other instrument evidencing material Indebtedness to which it is a party or by which any of its property may be bound or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property except, with respect to clauses (B), (C) and (D) above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property (except as contemplated hereby).

(c)   Binding Effect. Each of this Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered and constitute its legal, valid and binding obligation, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally (whether at law or equity).

(d)   Preference; Voidability. Each Originator and the SPV represents and warrants as to itself that each remittance of Collections by or on behalf of such Originator to the SPV under this Agreement will have been (i) in payment of an obligation incurred by such Originator in the ordinary course of business or financial affairs of such Originator and the SPV and (ii) made in the ordinary course of business or financial affairs of such Originator and the SPV.

11

(e)   Compliance with Applicable Laws; Licenses, etc.

(A)   It is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all Official Bodies (including, without limitation, the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Conveyed Receivables), except to the extent any non-compliance, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; provided that no representation or warranty is made with respect to the laws, rules, regulations, and orders of Official Bodies outside of the United States with respect to Foreign Receivables.

(B)   It has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business (including, without limitation, any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Conveyed Receivables and other related assets), except to the extent any violation or failure to obtain would not be reasonably likely to have a Material Adverse Effect.

SECTION 5.2 Originators' Additional Representations and Warranties. Each Originator represents and warrants to the SPV, as to itself only, that, on the Initial Purchase Date and on each Subsequent Purchase Date:

(a)   Perfection; Good Title. Immediately preceding each Purchase hereunder, each Originator is the owner of all of the Eligible Receivables and all Related Assets to be sold by it pursuant to such Purchase, free and clear of all Adverse Claims (other than any Adverse Claim arising hereunder or under the Second Tier Agreement). The representations set forth on Schedule III are true and correct as applied to each Originator. This Agreement constitutes a valid sale, transfer and assignment of the Conveyed Receivables (other than Foreign Receivables) and Related Assets to the SPV and, upon each Purchase, the SPV shall acquire a valid and enforceable perfected first priority ownership interest or a first priority perfected security interest in each Conveyed Receivable and all of the Related Assets that exist on the date of such Purchase, with respect thereto, free and clear of any Adverse Claim; provided that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Master Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts.

(b)   Accuracy of Information. None of the written information heretofore furnished by any Originator or any of its respective agents or advisors to the SPV for purposes of or in connection with this Agreement, any Transaction Document or any transaction contemplated hereby or thereby contains or will contain any statement of a material fact which is untrue or misleading in any material respect on the date as of which such information is provided, dated or certified, and no such item of information contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not

misleading, as the case may be; *provided* that any such information delivered subsequent to any other written information and on the same subject matter shall, solely to the extent each such item of information is delivered to the same addressee, supersede such earlier delivered information unless the applicable Originator shall expressly state otherwise in writing. No written information (subject to the proviso of the preceding sentence) contained in any report or certificate delivered pursuant to any Transaction Document shall omit to state a material fact or any fact necessary to make the statements contained therein not misleading on the date as of which such information is dated or certified. With respect to any projections, budgets and other forward looking financial information, it is understood and agreed that (i) any forward-looking information furnished by any Originator is subject to inherent uncertainties and contingencies, which may be beyond the control of such Originator, (ii) no assurance is given by any Originator that the results or forecast in any such forward-looking information will be realized and (iii) the actual results may differ from the forecast results set forth in such forward-looking information and such differences may be material. Notwithstanding anything in the forgoing paragraph, it is understood and agreed that this Section 5.2(b) shall not apply to any matters addressed by Section 5.2(h).

(c)   Tax Status. Each of the Originators has (i) timely filed all United States Federal tax returns and all other material tax returns required to be filed by it and (ii) paid or made adequate provision for the payment of all taxes, assessments and other material governmental charges, other than (A) those taxes, assessments, or charges that are being contested in good faith through appropriate proceedings which suspend enforcement or collection of the claim in question and for which adequate reserves in accordance with GAAP have been provided or (B) those taxes, assessments and other governmental charges, the non-payment of which would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)   Action, Suits. No Originator is in violation of any order of any Official Body that would, individually or in the aggregate with all such other violations, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule I, there are no actions, suits, litigation or proceedings pending or, to the knowledge of any Originator, threatened in writing against or affecting an Originator or any Affiliate of an Originator or any of their respective properties, in or before any Official Body, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)   Use of Proceeds. No proceeds of any Purchase hereunder shall be used by an Originator (i) to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, (ii) to acquire any equity security of a class which is registered pursuant to Section 12 of such Act or (iii) for any other purpose that violates applicable Law, including Regulation U of the Federal Reserve Board.

(f)   Principal Place of Business; Chief Executive Office; Location of Records. The principal place of business, chief executive office and the offices where each Originator keeps all its Records, are located at the address(es) described on Schedule I or such other locations notified to the SPV in accordance with Section 6.3(g) in jurisdictions where all action required by Section 4.3 has been taken and completed.

(g)   Subsidiaries; Tradenames, Etc. As of the date hereof, except as set forth on Schedule I, no Originator has, within the last five (5) years, operated under any tradename other than its legal name, and, within the last five (5) years, no Originator has changed its name, merged with or into or consolidated with any other Person or been the subject of any proceeding under the Bankruptcy Code. Schedule I lists the correct Federal Employer Identification Number of each Originator.

(h)   Nature of Receivables. Each Conveyed Receivable represented to be an Eligible Receivable in any Master Servicer Report is an Eligible Receivable. On the Purchase Date of any Eligible Receivable by the SPV hereunder, no Originator has any knowledge of any fact (including any defaults by the Obligor thereunder on any other Conveyed Receivable represented by it to be an Eligible Receivable) that would cause it or should have caused it to expect any payments on such Receivable not to be paid in full when due.

(i)   Credit and Collection Policy. Each Originator has at all times complied in all material respects with the Credit and Collection Policy with regard to each Eligible Receivable.

(j)   Material Adverse Effect. Since the Closing Date there has been no Material Adverse Effect (for the avoidance of doubt, it is understood and agreed that this representation will not be made on the Closing Date).

(k)   No Termination Event. No event has occurred and is continuing and no condition exists which constitutes a Termination Event or a Potential Termination Event as applied to any Originator.

(l)   Not an Investment Company or Holding Company. No Originator is, or is controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, or such Originator is exempt from all provisions of such act.

(m)   ERISA. No steps have been taken by any Person to terminate any Pension Plan the assets of which are not sufficient to satisfy all of any Originator's benefit liabilities (as determined under Title IV of ERISA), no contribution failure has occurred or is expected to occur with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA, and each Pension Plan has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Code.

(n)   Blocked Accounts. The names and addresses of all the Blocked Account Banks, together with the account numbers of the Blocked Accounts at such Blocked Account Banks, are specified in Schedule II (or at such other Blocked Account Banks and/or with such other Blocked Accounts as have been notified to the SPV and each Managing Agent and for which Blocked Account Agreements have been executed in accordance with Section 6.3(g) and delivered to the Master Servicer and the Agent). All Blocked Accounts are subject to Blocked Account Agreements. All Obligors (other than Obligors of Foreign Currency Receivables) have been instructed to make payment to a Blocked Account; *provided* that if cash or cash proceeds other than Collections on Receivables are deposited into a Blocked Account, including any errant payments, payments on Retained Receivables or payments on Non-Originator Receivables

("Excluded Amounts"), such Excluded Amounts shall not comprise a part of the Related Assets, and the SPV shall have no right, title or interest in any such Excluded Amounts.

(o)   Bulk Sales. No transaction contemplated hereby or by the Second Tier Agreement requires compliance with any bulk sales act or similar law.

(p)   Nonconsolidation. Each Originator shall take all actions required to maintain SPV's status as a separate legal entity, including (i) not holding the SPV out to third parties as other than an entity with assets and liabilities distinct from such Originator and such Originator's other Subsidiaries; (ii) not holding itself out to be responsible for any Indebtedness of the SPV or, other than by reason of owning membership interests of the SPV, for any decisions or actions relating to the SPV; (iii) preparing separate financial statements for the SPV; (iv) taking such other actions as are necessary on its part to ensure that all corporate and limited liability company procedures required by its and the SPV's respective organizational documents are duly and validly taken; (v) keeping correct and complete records and books of account and corporate minutes; and (vi) not acting in any manner that could foreseeably mislead others with respect to the SPV's separate identity. In addition to the foregoing, each Originator shall take the following actions:

(A)   maintain corporate records and books of account separate from those of the SPV;

(B)   continuously maintain as official records the resolutions, agreements and other instruments underlying the transactions described in this Agreement;

(C)   maintain an arm's-length relationship with the SPV and shall not hold itself out as being liable for any Indebtedness of the SPV;

(D)   keep its assets and its liabilities wholly separate from those of the SPV;

(E)   not mislead third parties by conducting or appearing to conduct business on behalf of the SPV or expressly or impliedly representing or suggesting that such Originator is liable or responsible for any Indebtedness of the SPV or that the assets of such Originator are available to pay the creditors of the SPV;

(F)   at all times have stationery and other business forms and a mailing address and telephone number separate from those of the SPV;

(G)   at all times limit its transactions with the SPV only to those expressly permitted hereunder or under any other Transaction Document; and

(H)   comply in all material respects with (and cause to be true and correct in all material respects) each of the facts and assumptions relating to it contained in the opinion(s) of Squire Sanders (US) LLP, delivered pursuant to Section 5.1(m) of the Second Tier Agreement.

SECTION 5.3 Notice of Breach. Upon discovery by an Originator of a breach of any of the representations and warranties made by it in Sections 5.1 and 5.2, such Originator shall give prompt written notice to the SPV within three (3) Business Days of such discovery.

ARTICLE VI
COVENANTS

SECTION 6.1 Mutual Covenants. At all times from the date hereof to the Final Payout Date, each Originator and the SPV shall:

(a) Compliance with Laws, Etc. Comply with all Laws to which it or its respective properties may be subject, and preserve and maintain its corporate or limited liability company existence, rights, franchises, qualifications and privileges, except to the extent any non-compliance would not reasonably be expected to have a Material Adverse Effect.

(b) Reporting Requirements. Provide periodic financial statements, information and reports as reasonably requested by the other party. All such statements, information and reports shall be true, complete and accurate in all material respects.

(c) Separate Business; Nonconsolidation. Not take any action that is inconsistent with the terms of Sections 6.1(k)(i) or 6.1(l) of the Second Tier Agreement or Section 5.2(p).

SECTION 6.2 Affirmative Covenants of the Originators. At all times from the date hereof to the Final Payout Date:

(a) Conduct of Business; Ownership. Each Originator shall carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise (and reasonable extensions of existing fields of enterprise) as it is presently conducted and do all things necessary to remain duly organized, validly existing and in good standing in its jurisdiction of formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to maintain authority to conduct its business in each jurisdiction in which its business is conducted would not reasonably be expected to have a Material Adverse Effect. The SPV shall at all times be a wholly-owned Subsidiary of the Originators.

(b) Furnishing of Information and Inspection of Records. Each Originator shall furnish to the SPV or any Managing Agent from time to time such information with respect to the Conveyed Receivables and the Related Assets as the SPV or such Managing Agent may reasonably request, including listings identifying the Obligor and the Unpaid Balance for each Conveyed Receivable. Each Originator shall, at any time and from time to time during regular business hours upon reasonable notice, as requested by the SPV or any Managing Agent, permit the SPV or such Managing Agent, or their respective agents or representatives, (i) to examine and make copies of and take abstracts from all books, records and documents (including computer tapes and disks) relating to the Conveyed Receivables or other Related Assets, including the related Contracts and (ii) to visit the offices and properties of such Originator for the purpose of examining such materials described in clause (i), and to discuss matters relating to

the Conveyed Receivables, the Related Assets or such Originator's performance hereunder, under the Contracts and under the other Transaction Documents to which such Person is a party with any of the officers, directors, employees or independent public accountants of such Originator having knowledge of such matters; *provided* that unless a Termination Event or Potential Termination Event shall have occurred and be continuing, the Originators shall not be required to reimburse the expenses of more than one (1) such visit in the aggregate among the SPV and the Managing Agents per calendar year. Each Managing Agent and the SPV shall give the Originators the opportunity to participate in any discussions with the Originators' independent public accountants.

(c)   <u>Keeping of Records and Books of Account</u>. Each Originator shall maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Conveyed Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, computer tapes, disks, records and other information reasonably necessary or advisable for the collection of all Conveyed Receivables (including records adequate to permit the daily identification of each new Conveyed Receivable and all Collections of and adjustments to each existing Conveyed Receivable). Each Originator shall give the SPV prompt notice of any material change in its administrative and operating procedures referred to in the previous sentence.

(d)   <u>Performance and Compliance with Conveyed Receivables, Contracts and Credit and Collection Policy</u>. Each Originator shall (i) at its own expense, timely and fully perform and comply with all material provisions, covenants and other promises required to be observed by it under the Contracts related to the Conveyed Receivables in accordance with the Credit and Collection Policy; and (ii) timely and fully comply in all material respects with the Credit and Collection Policy in regard to each Conveyed Receivable and the related Contract.

(e)   <u>Notice of Agent's Interest</u>. In the event that any Originator shall sell or otherwise transfer any interest in accounts receivable or any other financial assets (other than as contemplated by the Transaction Documents), any computer tapes or files or other documents or instruments provided by such Originator in connection with any such sale or transfer shall disclose the SPV's ownership of the Conveyed Receivables and the Agent's interest therein.

(f)   <u>Collections</u>. The Originators have instructed, or shall instruct, all Obligors (other than Obligors of Foreign Currency Receivables) to cause all Collections to be deposited directly to a Blocked Account or to post office boxes to which only Blocked Account Banks have access and shall instruct, or the SPV shall instruct, as applicable, the Blocked Account Banks to cause all items and amounts relating to such Collections received in such post office boxes to be removed and deposited into a Blocked Account on a daily basis.

(g)   <u>Collections Received</u>. Each Originator shall hold in trust, and deposit, promptly, but in any event not later than two (2) Business Days following its receipt thereof, to a Blocked Account all Collections received by it from time to time.

(h)   <u>Blocked Accounts</u>. Each Blocked Account shall at all times be subject to a Blocked Account Agreement.

(i)   Sale Treatment. No Originator shall treat the transactions contemplated by this Agreement in any manner other than as a sale or contribution (as applicable) of Conveyed Receivables by such Originator to the SPV, except to the extent that such transactions are not recognized on account of consolidated financial reporting in accordance with GAAP or are disregarded for tax purposes. In addition, each Originator shall disclose (in a footnote or otherwise) in all of its financial statements (including any such financial statements consolidated with any other Person's financial statements) the existence and nature of the transaction contemplated hereby and the interest of the SPV in the Conveyed Receivables and Related Assets.

(j)   Ownership Interest, Etc. Each Originator shall, at its expense, take all action necessary or desirable to establish and maintain a valid and enforceable ownership or first priority perfected security interest in the Conveyed Receivables (other than Foreign Receivables), the associated Related Assets and proceeds with respect thereto, in each case free and clear of any Adverse Claim, in favor of the SPV, including taking such action to perfect, protect or more fully evidence the interest of the SPV and the Agent, as the Agent or any Managing Agent may request; *provided* that to the extent the Obligor of such Conveyed Receivable is an Official Body, the relevant Originator shall not be required to comply with any Assignment of Claims Acts.

(k)   Perfection Covenants. Each of the Originators shall comply with each of the covenants set forth in Schedule III to this Agreement which are incorporated herein by reference.

(l)   Information for Master Servicer Report. Each Originator shall promptly deliver any information, documents, records or reports with respect to the Conveyed Receivables that the SPV shall require to complete the Master Servicer Report pursuant to Section 2.8 of the Second Tier Agreement.

SECTION 6.3 Negative Covenants of the Originators. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a)   No Sales, Liens, Etc. Except as otherwise provided herein and in the Second Tier Agreement, no Originator shall sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon (or the filing of any financing statement) or with respect to (A) any of the Conveyed Receivables or Related Assets, or (B) any proceeds of inventory or goods, the sale of which may give rise to a Receivable, or assign any right to receive income in respect thereof.

(b)   No Extension or Amendment of Receivables. Except as otherwise permitted in Section 7.2 of the Second Tier Agreement, no Originator shall extend, amend or otherwise modify the terms of any Conveyed Receivable, or amend, modify or waive any term or condition of any Contract related thereto.

(c)   No Change in Business or Credit and Collection Policy. No Originator shall make any change in the character of its business or in the Credit and Collection Policy, which change would, in either case, impair the collectibility of any Eligible Receivable or reasonably be expected to have a Material Adverse Effect.

18

(d)   No Mergers, Etc. No Originator shall consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person, unless (i) no Termination Event would be expected to occur as a result of such transaction and (ii) if the surviving entity of such merger or the lessee or acquirer of such assets is not already an Originator, such Person executes and delivers to the Agent and each Managing Agent an agreement by which such Person assumes the obligations of the applicable Originator hereunder and under the other Transaction Documents to which it is a party, or confirms that such obligations remain enforceable against it, together with such certificates and opinions of counsel as the Agent or any Managing Agent may reasonably request.

(e)   Change in Payment Instructions to Obligors. No Originator shall add or terminate any bank as a Blocked Account Bank or any account as a Blocked Account to or from those listed in Schedule II or make any change in its instructions to Obligors (other than Obligors of Foreign Currency Receivables) regarding payments to be made to any Blocked Account, unless (i) such instructions are to deposit such payments to another existing Blocked Account or (ii) the SPV and the Agent shall have received written notice of such addition, termination or change at least thirty (30) days prior thereto and the SPV and the Agent shall have received a Blocked Account Agreement executed by each new Blocked Account Bank or an existing Blocked Account Bank with respect to each new Blocked Account, as applicable.

(f)   Deposits to Blocked Accounts. No Originator shall deposit or otherwise credit, or cause or permit to be so deposited or credited, any Excluded Amounts to a Blocked Account; provided that Excluded Amounts may be deposited into the Blocked Accounts so long as the Originator has used its good faith efforts to avoid such a deposit and it is otherwise in compliance with the terms of this Section 6.3(f). If payments on Non-Originator Receivables or Retained Receivables are deposited into any Blocked Account or if other Excluded Amounts are by accident or in error deposited into any Blocked Account, the applicable Originator(s) will promptly (not to exceed two (2) Business Days) (x) identify such Excluded Amounts for segregation and removal from such Blocked Account and (y) remove (or cause the SPV to remove) such Excluded Amounts from such Blocked Account. Other than as permitted in the foregoing two sentences, no Originator will, or will permit any other Person to, commingle Collections or other funds to which the SPV or any other Secured Party is entitled with any other Excluded Amounts. Promptly following the Closing Date, the Originators will use their commercially reasonable efforts to notify each obligor of Non-Originator Receivables to redirect its payments in respect of such Non-Originator Receivables to one or more deposit accounts not constituting Blocked Accounts.

(g)   Change of Name, Etc. No Originator shall change its name, identity or structure (including pursuant to a merger) or the location of its jurisdiction or formation or any other change which could render any UCC financing statement filed in connection with this Agreement or any other Transaction Document to become "seriously misleading" under the UCC, unless at least thirty (30) days prior to the effective date of any such change such Originator delivers to the SPV, the Agent and each Managing Agent (i) such documents, instruments or agreements, executed by such Originator as are necessary to reflect such change and to continue the perfection of the SPV's and the Agent's ownership interests or security interests in the Conveyed Receivables and Related Assets and (ii) if necessary, new or revised Blocked Account Agreements executed by the Blocked Account Banks which reflect such

19

change and enable the Agent to continue to exercise its rights contained in Section 7.3 of the Second Tier Agreement.

(h)   Amendment of this Agreement. None of the Originators shall amend, modify or supplement this Agreement or waive any provision hereof, in each case except with the prior written consent of the Majority Investors; nor shall any Originator take any other action under this Agreement that would reasonably be expected to result in a material adverse effect on the Agent, any Managing Agent or any Investor.

ARTICLE VII
TERM AND TERMINATION

SECTION 7.1 Term. This Agreement shall commence as of the Closing Date and shall continue in full force and effect until the earliest of (a) the date after the Final Payout Date designated by the SPV or the Originators as the termination date at any time following sixty (60) day's written notice to the other (with a copy thereof to the Agent) or (b) the occurrence of the Termination Date (any such date being a "Purchase Termination Date"); *provided* that the occurrence of the Purchase Termination Date pursuant to this Section 7.1 shall not discharge any Person from any obligations incurred prior to the Purchase Termination Date, including any obligations to make any payments with respect to the interest of the SPV in any Receivable sold prior to the Purchase Termination Date; and *provided further* that (i) the rights and remedies of the SPV with respect to any representation and warranty made or deemed to be made by any Originator pursuant to this Agreement, (ii) the indemnification and payment provisions of Article VIII, and (iii) the agreements set forth in Sections 2.2, 2.3, 2.4 and 9.9 shall survive any termination of this Agreement.

SECTION 7.2 Effect of Purchase Termination Date. Following the occurrence of the Purchase Termination Date pursuant to Section 7.1, no Originator shall sell, and the SPV shall not purchase, any Receivables. No termination or rejection or failure to assume the executory obligations of this Agreement in any Event of Bankruptcy with respect to any Originator or the SPV shall be deemed to impair or affect the obligations pertaining to any executed sale or executed obligations, including pre-termination breaches of representations and warranties by any Originator or the SPV. Without limiting the foregoing, prior to the Purchase Termination Date, the failure of any Originator to deliver computer records of any Conveyed Receivables or any reports regarding any Conveyed Receivables shall not render such transfer or obligation executory, nor shall the continued duties of the parties pursuant to Article IV or Section 8.1 render an executed sale executory.

ARTICLE VIII
INDEMNIFICATION

SECTION 8.1 Indemnities by the Originators. Without limiting any other rights which the Originator Indemnified Parties may have hereunder or under applicable Law, each Originator hereby agrees, jointly and severally, to indemnify the SPV and its successors, transferees and assigns and all officers, directors, shareholders, controlling persons, employees, counsel and other agents of any of the foregoing (collectively, "Originator Indemnified Parties") from and against any and all damages, losses, claims, liabilities, costs and expenses, including

reasonable attorneys' fees (which attorneys may be employees of any Originator Indemnified Party) and disbursements (all of the foregoing being collectively referred to as "<u>Originator Indemnified Amounts</u>") awarded against or incurred by any of them in any action or proceeding between any Originator and any of the Originator Indemnified Parties or between any of the Originator Indemnified Parties and any third party or otherwise arising out of or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the SPV or any other Originator Indemnified Party of any interest in any Conveyed Receivable and Related Assets or any of the other transactions contemplated hereby or thereby, excluding, however, (i) Originator Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Originator Indemnified Party, (ii) recourse (except as otherwise specifically provided in this Agreement or the Second Tier Agreement) for uncollectible Receivables or (iii) with respect to Foreign Receivables, losses incurred due to the SPV's inability to receive Collections with respect to such Foreign Receivables arising directly as a result of any Originator's failure to perfect the SPV's security interest hereunder in jurisdictions outside the United States. Without limiting the generality of the foregoing, each Originator shall indemnify each Originator Indemnified Party for Originator Indemnified Amounts relating to or resulting from:

(a)   any representation or warranty made by any Originator or any officers of any Originator under or in connection with this Agreement, any of the other Transaction Documents, any Master Servicer Report or any other information or report delivered by any Originator pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or deemed made;

(b)   the failure by any Originator to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Conveyed Receivable or the related Contract with any such applicable Law;

(c)   other than with respect to Foreign Receivables, the failure to vest and maintain vested in the SPV a first priority, perfected ownership interest in the Conveyed Receivables and Related Assets, free and clear of any Adverse Claim;

(d)   the failure by any Originator to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Conveyed Receivables and Related Assets;

(e)   any dispute, claim, offset or defense (other than discharge in bankruptcy) of the Obligor to the payment of any Conveyed Receivable (including a defense based on such Receivable or the related Contract not being the legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services, or from any breach or alleged breach of any provision of the Conveyed Receivables or the related Contracts restricting assignment of any Conveyed Receivables;

(f)	any failure of any Originator to perform its duties or obligations in accordance with the provisions hereof;

(g)	any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with merchandise or services which are the subject of any Conveyed Receivable;

(h)	the failure by any Originator to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its respective duties or obligations under the Conveyed Receivables or related Contracts;

(i)	the failure of any Originator to pay when due any sales, excise or personal property taxes payable in connection with any of the Conveyed Receivables;

(j)	any repayment by any Originator Indemnified Party of any amount previously distributed in reduction of Net Investment which such Originator Indemnified Party believes in good faith is required to be made;

(k)	the commingling by any Originator of Collections at any time with any other funds;

(l)	any investigation, litigation or proceeding related to this Agreement, any of the other Transaction Documents, the use of proceeds of purchases by any Originator, the ownership of the Asset Interest, or any Conveyed Receivable or Related Asset;

(m)	failure of any Blocked Account Bank to remit any amounts held in the Blocked Accounts or any related lock-boxes pursuant to the instructions of the Master Servicer, the SPV, any Originator or the Agent (to the extent such Person is entitled to give such instructions in accordance with the terms hereof, of the Second Tier Agreement and of any applicable Blocked Account Agreement) whether by reason of the exercise of set-off rights or otherwise;

(n)	any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of any Originator to qualify to do business or file any notice of business activity report or any similar report;

(o)	any attempt by any Person to void, rescind or set-aside any transfer by any Originator to the SPV of any Conveyed Receivable or Related Assets under statutory provisions or common law or equitable action, including any provision of the Bankruptcy Code or other insolvency law;

(p)	any action taken by any Originator in the enforcement or collection of any Conveyed Receivable;

(q)	the use of the proceeds of any Purchase hereunder; or

(r)   any and all amounts paid or payable by the SPV pursuant to Sections 9.3, 9.4 or 9.5 of the Second Tier Agreement.

ARTICLE IX
MISCELLANEOUS PROVISIONS

SECTION 9.1 <u>Waivers; Amendments</u>. (a) No failure or delay on the part of the SPV in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law.

(b)   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of the parties hereto and consented to in writing by the Agent.

SECTION 9.2 <u>Notices</u>. All communications and notices provided for hereunder shall be provided in the manner described in Section 11.3 of the Second Tier Agreement.

SECTION 9.3 <u>Governing Law</u>. **THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO THE CONFLICTS OF LAW PRINCIPLES THEREOF OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).**

SECTION 9.4 <u>Integration</u>. This Agreement and the other Transaction Documents contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

SECTION 9.5 <u>Severability of Provisions</u>. If any one or more of the provisions of this Agreement shall for any reason whatsoever be held invalid, then such provisions shall be deemed severable from the remaining provisions of this Agreement and shall in no way affect the validity or enforceability of such other provisions.

SECTION 9.6 <u>Counterparts; Facsimile Delivery</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery by facsimile of an executed signature page of this Agreement shall be effective as delivery of an executed counterpart hereof.

SECTION 9.7 <u>Successors and Assigns; Binding Effect</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall also inure to the benefit of the parties to the Second Tier Agreement and their respective successors and assigns; *provided* that none of the Originators nor the SPV may assign

any of its rights or delegate any of its duties hereunder or under any of the other Transaction Documents to which it is a party without the prior written consent of each Managing Agent. Each Originator acknowledges that the SPV's rights under this Agreement may be assigned to the Agent, on behalf of the Investors, under the Second Tier Agreement and consents to such assignment and to the exercise of those rights directly by the SPV, to the extent permitted by the Second Tier Agreement.

SECTION 9.8 Costs, Expenses and Taxes. In addition to its obligations under Section 8.1, each Originator agrees to pay on demand (a) all reasonable and documented out-of-pocket expenses (including attorneys', accountants' and other third parties' fees and expenses, any filing fees and expenses incurred by officers or employees of the SPV or its assigns) incurred by the SPV and its assigns in connection with the enforcement of, or any actual or claimed breach of, this Agreement, including the reasonable fees and expenses incurred in advising such Persons as to their respective rights and remedies under this Agreement in connection with any of the foregoing and (b) all stamp and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement.

SECTION 9.9 No Proceedings; Limited Recourse. Each Originator covenants and agrees, for the benefit of the parties to the Second Tier Agreement, that it shall not institute against SPV, or join any other Person in instituting against SPV, any proceeding of a type referred to in the definition of Event of Bankruptcy until one (1) year and one (1) day after the Final Payment Date. In addition, all amounts payable by the SPV to an Originator pursuant to this Agreement shall be payable solely from funds available for that purpose pursuant to Section 2.14 of the Second Tier Agreement.

SECTION 9.10 Further Assurances. The SPV and each Originator agree to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by the other party more fully to effect the purposes of this Agreement.

SECTION 9.11 Joinder of New Originators. A new originator may become an Originator hereunder and under the other Transaction Documents with the written consent of the SPV, the Agent and each Managing Agent pursuant to a joinder agreement in the form of Exhibit E to the Second Tier Agreement.

[SIGNATURES FOLLOW]

24

IN WITNESS WHEREOF, the SPV and each Originator have caused this Sale Agreement to be duly executed by their respective officers as of the day and year first above written.


ORIGINATORS:


ASHLAND INC.,
as an Originator

By: /s/ Eric N. Boni
Name: Eric N. Boni
Title: Vice President and Treasurer

HERCULES INCORPORATED,
as an Originator

By: /s/ Eric N. Boni
Name: Eric N. Boni
Title: Vice President-Finance

AQUALON COMPANY,
as an Originator

By: /s/ Lynn P. Freeman
Name: Lynn P. Freeman
Title: Vice President/Assistant Secretary and Treasurer

ISP TECHNOLOGIES INC.,
as an Originator

By: /s/ Lynn P. Freeman
Name: Lynn P. Freeman
Title: Treasurer

ISP SYNTHETIC ELASTOMERS LLC,
as an Originator

By: /s/ Eric N. Boni
Name: Eric N. Boni
Title: Vice President-Finance

SPV:

CVG CAPITAL III LLC,
as the SPV

By: /s/ Lynn P. Freeman
Name: Lynn P. Freeman
Title: Treasurer

EXHIBIT 10.3

PARENT UNDERTAKING

This Parent Undertaking ("<u>Guaranty</u>") is executed as of this 31st day of August, 2012 by Ashland Inc., a Kentucky corporation (the "<u>Guarantor</u>"), in favor of The Bank of Nova Scotia (the "<u>Agent</u>") and the Secured Parties (as defined in the Transfer and Administration Agreement described below), from time to time party to the Transaction Documents (collectively, the "<u>Beneficiaries</u>").

<u>PRELIMINARY STATEMENTS</u>

The Guarantor, Hercules Incorporated, a Delaware corporation, Aqualon Company, a Delaware general partnership, ISP Technologies Inc., a Delaware corporation, ISP Synthetic Elastomers LLC, a Delaware limited liability company and each other direct or indirect subsidiary of the Guarantor party thereto from time to time pursuant to a joinder agreement in form and substance satisfactory to the Agent (each an "<u>Originator</u>" and collectively, the "<u>Originators</u>"), CVG Capital III LLC (the "<u>Seller</u>"), the Agent and the various Investor Groups, Managing Agents and Administrators from time to time parties thereto have entered into a Transfer and Administration Agreement of even date herewith (as amended, supplemented and modified from time to time, the "<u>Transfer and Administration Agreement</u>") pursuant to which the Seller will sell and assign to the Investors all of the Seller's right, title and interest in and to certain assets more specifically described therein.

In the Transfer and Administration Agreement, the Guarantor has agreed to act as servicer under the Transfer and Administration Agreement and in that capacity has agreed, among other things, to service certain assets as more specifically described therein.

The Originators are direct or indirect wholly-owned subsidiaries of the Guarantor. The Seller is wholly-owned by the Originators.

The Originators and the Seller have entered into a sale agreement of even date herewith (as amended, supplemented and modified from time to time, the "<u>Sale Agreement</u>"). The Seller will purchase Receivables from the Originators under the Sale Agreement.

In consideration of the execution of the Transfer and Administration Agreement and the Sale Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Guarantor, the Guarantor agrees as follows:

SECTION 1. <u>Definitions</u>. Unless otherwise defined in this Guaranty, all defined terms used in this Guaranty, including the Preliminary Statements hereof, shall have the meanings ascribed to such terms in the Transfer and Administration Agreement.

SECTION 2. <u>Guaranty of Obligations</u>. The Guarantor hereby irrevocably, absolutely, and unconditionally guarantees to the Beneficiaries the full and timely performance by the Originators (in their respective capacities as Originators) of all of their respective obligations under the Transaction Documents including, without limitation, any agreement or obligation of any such Originator to pay any indemnity or any agreement or obligation of any such Originator to make any payment in respect of any applicable dilution adjustment or

repurchase obligation under any such Transaction Document (all such terms, covenants, conditions, agreements, undertakings and obligations on the part of each Originator to be paid, performed or observed being collectively called the "Obligations"). Without limiting the generality of the foregoing, the Guarantor agrees that if any Originator shall fail in any manner whatsoever to perform or observe any of the Obligations when the same shall be required to be performed or observed under any applicable Transaction Document, then the Guarantor will itself duly and punctually perform or observe or cause to be performed or observed the Obligations. Notwithstanding anything contained in this Guaranty to the contrary, this Guaranty does not provide any guaranty with respect to (i) the bad debt or uncollectability of any Receivable, (ii) Obligations resulting from gross negligence or willful misconduct on the part of an indemnified Person, or (iii) with respect to Foreign Receivables, losses incurred due to the Seller's inability to receive Collections with respect to such Foreign Receivables arising directly as a result of any Originator's failure to perfect the Seller's security interest in jurisdictions outside the United States.

SECTION 3. Validity of Obligations; Irrevocability; Conditional Termination. The Guarantor agrees that its obligations under this Guaranty shall be absolute and unconditional, irrespective of (i) the validity, enforceability, discharge or disaffirmance (by any Person, including a trustee in bankruptcy) of any of the Obligations, (ii) the absence of any attempt to enforce the Obligations against the Seller or the Originators, (iii) the waiver or consent by any Person with respect to any provision of any of the Transaction Documents, (iv) any change made in any term of any Transaction Documents (including, without limitation, any change in the time, manner or place of any payments provided for therein), (v) any law, regulation or order of any jurisdiction affecting any term of any Transaction Document, (vi) the validity, regularity or enforceability of any Transaction Document or (vii) any other circumstances which might otherwise constitute a legal or equitable discharge or defense of the Guarantor. The Guarantor agrees that the Beneficiaries shall be under no obligation to marshal any assets in favor of or against or in payment of any or all of the Obligations. The Guarantor further agrees that, to the extent that the Originators (in their respective capacities as Originators) or the Seller makes a payment or payments to any Beneficiary, or the Originators pay any Deemed Collections into a Blocked Account, to the Seller or to the Agent, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to any Person, its estate, trustee, receiver or any other party, including, without limitation, the Guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, (i) the Obligations constituting payments or any part thereof which have been paid, reduced or satisfied by such amount and (ii) this Guaranty, shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred. The Guarantor waives all set-offs and counterclaims and all presentments, demands for performance, notices of dishonor and notices of acceptance of this Guaranty, except as expressly provided for herein. The Guarantor agrees that its obligations under this Guaranty shall be irrevocable.

SECTION 4. Waiver of Subrogation. The Guarantor shall not exercise any rights (direct or indirect) of subrogation, contribution, reimbursement, indemnification, or other rights of payment or recovery from any Originator for any payments made by the Guarantor hereunder until such time as all of the Obligations have been performed in full or waived (the "Full Performance Date"), and the Guarantor hereby waives and releases, absolutely and

unconditionally, its right to exercise against any Originator prior to the Full Performance Date any such rights of subrogation, contribution, reimbursement, indemnification and other rights of payment or recovery which the Guarantor may now have or hereafter acquire.

SECTION 5. Representations and Warranties. The Guarantor hereby represents and warrants to each Beneficiary, as of the date hereof, as follows:

(a) Corporate Existence and Power. The Guarantor (a) is a corporation validly existing and in good standing under the laws of the Commonwealth of Kentucky; (b) has all corporate power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect); and (c) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Authorization; No Contravention. The execution, delivery and performance by the Guarantor of this Guaranty and the other Transaction Documents to which it is a party (i) are within its corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by the Transfer and Administration Agreement, all of which have been (or as of the Closing Date will have been) duly made and in full force and effect), other than any such action or approval as may be required pursuant to the laws of any Official Body outside of the United States in connection with any Foreign Receivable, (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any provision of any indenture, agreement or other instrument evidencing material Indebtedness to which it is a party or by which any of its property may be bound or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property except, with respect to clauses (B), (C) and (D) above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property (except as contemplated by the Transaction Documents).

(c) Binding Effect. Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party has been duly executed and delivered and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally (whether at law or equity).

(d) Action, Suits. It is not in violation of any order of any Official Body that would, individually or in the aggregate with all such other violations, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.1(g) to the Transfer and Administration Agreement, there are no actions, suits, litigation or proceedings pending or, to its knowledge, threatened in writing against or affecting it or any of its Affiliates or their respective

properties, in or before any Official Body, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) <u>Compliance with Applicable Laws; Licenses, etc</u>. (i) The Guarantor is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all Official Bodies (including the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Receivables), except to the extent any non-compliance, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; <u>provided</u> that no representation or warranty is made with respect to the laws, rules, regulations, and orders of Official Bodies outside of the United States with respect to Foreign Receivables.

(ii) The Guarantor has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business (including, without limitation, any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Receivables and other related assets), except to the extent any violation or failure to obtain would not be reasonably likely to have a Material Adverse Effect.

SECTION 6. <u>Successors</u>. The agreements herein set forth shall be mutually binding upon and inure to the mutual benefit of the Guarantor and the Beneficiaries and their respective successors, <u>provided</u>, <u>however</u>, that the Guarantor shall not assign its rights or appoint a successor under this Guaranty without the prior written consent of each of the Managing Agents.

SECTION 7. <u>Waiver</u>. The Guarantor waives promptness, diligence, notice of acceptance, notice of default by the Originators (in their respective capacities as Originators), notice of the incurrence of any Obligation and any other notice with respect to any of the Obligations and this Guaranty, the Transfer and Administration Agreement and any other Transaction Document and any requirement that the Beneficiaries exhaust any right or take action against the Seller or the Originators, any other Person or any property.

SECTION 8. <u>Costs, Expenses</u>. The Guarantor shall pay all reasonable costs and expenses (including reasonable attorneys' fees and expenses for Mayer Brown LLP or any other single law firm) paid or incurred by any of the Beneficiaries in connection with the enforcement of this Guaranty and the prosecution or defense of any action by or against any of the Beneficiaries in connection with this Guaranty, whether involving the Guarantor or any other Person, including a trustee in bankruptcy; *provided*, *however*, that the Guarantor shall have no such obligation in connection with any action brought by any Beneficiary or any other Person against the Guarantor to the extent that the Guarantor is the prevailing party in the judgment rendered in any such action. To the extent that performance of the Obligations by the Guarantor would include an obligation to pay or deposit any money, the Guarantor shall pay interest on all amounts owing by it under this Guaranty from the date of demand therefor until such obligations are paid in full, at the per annum rate equal to the Default Rate.

SECTION 9. <u>Governing Law and Jurisdiction</u>. This Guaranty shall be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and performed in that state. The Guarantor hereby submits to the nonexclusive jurisdiction of the competent United States and state courts in New York City in relation to any legal action or proceedings arising out of this Guaranty.

SECTION 10. <u>Waiver of Jury Trial</u>. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE GUARANTOR IRREVOCABLY WAIVES, AND, IN ACCEPTING THE BENEFITS OF THIS GUARANTY, EACH OF THE BENEFICIARIES IRREVOCABLY WAIVES, ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN CONNECTION WITH THIS GUARANTY OR ANY MATTER ARISING HEREUNDER.

SECTION 11. <u>Taxes</u>. All payments made by the Guarantor under this Guaranty shall be made free and clear of, and without deduction or withholding for, or on account of, any Taxes. If any such Taxes are required to be withheld from any amounts payable to any Beneficiary hereunder, the amounts so payable to such Beneficiary shall be increased to the extent necessary to yield to such Beneficiary (after payment of all Taxes) a net amount equal to the amount that would have been payable hereunder had no such Taxes been applicable, provided that the Guarantor shall not be required to pay any additional amount in respect of Taxes pursuant to this Section 11 to any Beneficiary if the obligation to pay such additional amount would not have arisen but for a failure by such Beneficiary to comply with its obligations under Section 9.4 of the Transfer and Administration Agreement (other than by reason of a change in Law occurring after the date of the Transfer and Administration Agreement or the date upon which such Beneficiary became a party thereto, if later).

[Remainder of Page Intentionally Left Blank]

5

IN WITNESS WHEREOF, this Guaranty has been duly executed by the Guarantor as of the day first above written.

ASHLAND INC.,
as Guarantor

By: /s/ Eric N. Boni
    Name:Eric N. Boni
    Title: Vice President and Treasurer

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

S-1   Parent Undertaking

Acknowledged and accepted as
of the day first above written.

**THE BANK OF NOVA
SCOTIA,**
as Agent

By: /s/ Darren Ward
     Name: Darren Ward
     Title: Director